AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 16, 2007

REGISTRATION NO. 333-[            ]

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TENFOLD CORPORATION

(Exact Name of Registrant as Specified in its Charter)

DELAWARE	7371	83-0302610
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

698 WEST 10000 SOUTH

SOUTH JORDAN, UTAH 84095

TELEPHONE (801) 495-1010

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert W. Felton

Chairman, President, and CEO

TenFold Corporation

698 West 10000 South

South Jordan, Utah 84095

Telephone (801) 495-1010

(Name, address, including zip code, and telephone number, including area code, of agent for service)

COPY TO:

Robert B. Knauss, Esq.

Brett J. Rodda, Esq.

Munger, Tolles & Olson LLP

355 South Grand Avenue

35th Floor

Los Angeles, CA 90071

Telephone No.: (213) 683-9100

Telecopier No.: (213) 687-3702

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, please check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock, par value $0.001 per share	6,338,712	$0.35	$2,218,549	$238

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933. For the purposes of this table, we have used the average of the bid and asked prices of TenFold’s common stock on January 9, 2007, pursuant to Rule 457(c).

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders named in this prospectus are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated January 16, 2007

PROSPECTUS

TENFOLD CORPORATION

6,338,712 SHARES COMMON STOCK

This is a resale prospectus for the resale of up to 6,338,712 shares of our common stock by the selling stockholders listed herein. We will not receive proceeds from the sale of our shares.

Our common stock is quoted on the OTC Bulletin Board under the symbol “TENF.OB.” On January 9, 2007, the last bid price for our common stock was $0.32 per share.

The selling stockholders may offer the shares through public or private transactions at prevailing market prices or at privately negotiated prices. See “Plan of Distribution.”

Investing in the common stock involves certain risks. See “ Risk Factors” beginning on page 2 for a discussion of these risks.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS                     , 2007

(i)

We are a reporting company and have distributed to our stockholders annual reports containing financial statements. Our annual report on Form 10-K for the fiscal year ended December 31, 2005 was filed with the Securities and Exchange Commission on March 31, 2006.

You should rely only on the information contained in this document or in documents to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where the sale of these securities is legal. The information contained in this document may only be accurate on the date on the front cover.

(ii)

FORWARD-LOOKING STATEMENTS

In addition to historical information, this prospectus contains forward-looking statements that involve risks and uncertainties that could cause our actual results to differ materially from those contained in the forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in the section entitled “Risk Factors.” When used in this report, the words “expects,” “intends,” “anticipates,” “should,” “believes,” “will,” “plans,” “estimates,” “may,” “seeks,” “estimates” and similar expressions are generally intended to identify forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect our opinions only as of the date of this prospectus. We undertake no obligation to publicly release any revisions to the forward-looking statements after the date of this document. You should carefully review the risk factors described in other documents we file from time to time with the Securities and Exchange Commission, including our Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

(iii)

PROSPECTUS SUMMARY

CORPORATE INFORMATION

We are a Delaware corporation having principal executive offices located at 698 West 10000 South, South Jordan, Utah 84095. Our telephone number is (801) 495-1010. The address of our website is www.tenfold.com. Information on our website is not part of this prospectus.

BUSINESS

TenFold provides services and technology for building complex, Service Oriented Architecture (“SOA”)-compliant, mission-critical applications in significantly less time and cost than it would otherwise take using traditional development technologies. We believe that with TenFold’s technology, EnterpriseTenFold™ SOA (formerly “Universal Application”), customers will also experience significantly reduced ongoing applications maintenance and enhancement costs compared to what they generally experience with legacy applications.

At the end of 2005, we replaced our former Chief Executive Officer with long-time TenFold director and shareholder, Robert W. Felton. Under his leadership, we have changed our business model to focus on selling larger consulting projects, instead of the smaller prototype application projects that we primarily sold in 2005. We believe that providing larger consulting projects (that include the full breadth of applications consulting from applications design through production implementation) will be a more successful model for both us and our customers. We believe that some of our customers would have been more successful with their projects with more consulting assistance than they chose to purchase under our prior business model. Although we expect to be more successful with this new model, we have limited experience with the new model. We closed some new sales in 2006, including several new consulting projects, and reduced our quarterly net cash outflow in Q3 2006 to $871,000 compared to $1.9 million for Q2 2006; however, such sales have not been sufficient to generate positive cash flow from operations or profitability. As a result, it is unclear if or when we can expect to close significant sales to new or existing customers; and until we repeatedly do so, we are likely to continue to experience negative cash flow from operations and losses.

OUR COMMON STOCK

Our common stock is quoted on the OTC Bulletin Board under the symbol “TENF.OB.”

THE OFFERING

On December 18, 2006, we entered into a Securities Purchase Agreement for the sale of 312,009 shares of unregistered convertible preferred stock and warrants. The preferred shares are convertible into 4,225,808 shares of common stock. The warrants are to purchase 2,112,904 shares of common stock at an exercise price of $0.62 per share, with a 5 year term. The transaction generated gross proceeds of approximately $1.3 million (before expenses). The selling stockholders under this prospectus are offering for sale up to 6,338,712 shares of our common stock. We will not receive any proceeds from the resale of shares offered by the selling stockholders hereby, all of which proceeds will be paid to the selling stockholders. The purchase of our common stock involves a high degree of risk. You should carefully review and consider “Risk Factors” beginning on page 2.

R ISK FACTORS

You should carefully consider the risks described below before purchasing our common stock. Our most significant risks and uncertainties are described below; however, they are not the only risks we face. If any of the following risks actually occur, our business, financial condition, or results of operations could be materially adversely affected, the trading of our common stock could decline, and you may lose all or part of your investment. You should acquire shares of our common stock only if you can afford to lose your entire investment.

If we are unable to generate sufficient cash flow from operations, or secure additional sources of financing in the future, we will be unable to continue operations as a going concern

While our financial statements have been prepared under the assumption that we will continue as a going concern, the independent accounting firm’s report on our December 31, 2005 financial statements, prepared by Tanner LC, included an explanatory paragraph relating to their substantial doubt as to our ability to continue as a going concern. Our business model relies upon generating new sales to existing and new customers. We closed some new sales in 2006, including several new consulting projects, and reduced our quarterly net cash outflow in Q3 2006 to $871,000 compared to $1.9 million for Q2 2006; however, such sales have not been sufficient to generate positive cash flow from operations or profitability. As a result, it is unclear if or when we can expect to close significant sales to new or existing customers; and until we repeatedly do so, we are likely to continue to experience negative cash flow from operations and losses. If we do not close significant future sales, our existing cash resources will not be sufficient to fund our operations beyond Q2 2007. Under such circumstances, we would be required to pursue one or a combination of the following remedies: seek additional sources of financing, further reduce operating expenses, sell part or all of our assets, or terminate operations. There can be no assurance that we will be successful achieving sufficient cash flow.

We continue to experience difficulty in securing customer revenue

We have experienced difficulty closing substantial new sales, and it is unclear when or if we can expect to predictably close material sales to new or existing customers. Our prior strategy of selling small, proof-of-concept initial “penetrate” projects, and then seeking to “radiate” into the account by selling additional services and licenses was not successful in generating sufficient sales to achieve profitability or positive cash flow. Under the leadership of our new Chief Executive Officer, Robert W. Felton, we changed our business model to focus on selling larger consulting projects. Although we expect to be more successful with this new model, we have limited experience with the new model. Furthermore, our uncertain future may make it less likely for customers to want to do business with us. As a result, there is no assurance that we will be able to convince existing customers or future prospective customers to purchase products or services from us or that any customer revenue that is achieved can be sustained. If we are unable to obtain future customer revenue or outside financing, our operations, financial condition, liquidity, and prospects will be materially and adversely affected, and we would be required to pursue one or a combination of the following remedies: seek additional sources of financing, further reduce operating expenses, sell part or all of our assets, or terminate operations.

Our sales cycle can be lengthy and subject to delays and these delays could cause our operating results to suffer

We believe that a customer’s decision to purchase significant products or services from us can involve a significant commitment of resources and be influenced by customer budget cycles. To successfully sell our products and services, we generally must educate our potential customers regarding the use and benefit of our products and services. Getting new customers to purchase significant licenses or services can require significant time and resources. Consequently, the period between initial contact and the purchase of our products or services can be long and subject to delays associated with the lengthy budgeting, approval, and competitive evaluation processes that typically accompany significant capital expenditures. Sales delays could cause our operating results to vary widely. There can be no assurance that we will not experience sales delays in the future. In addition, we face a challenging sales environment and there can be no assurance that we will have sales in the future.

We are substantially dependent on a small number of customers and the loss of one or more of these customers may cause revenues and cash flow to decline

We have derived, and over the near term we expect to continue to derive, a significant portion of our revenues and cash flow from a limited number of customers. For example, three customers accounted for a total of 49 percent of our total revenues for the year ended December 31, 2005 (individually 20 percent, 18 percent, and 11 percent). For the year ended December 31, 2004, three customers accounted for a total of 87 percent of total revenue (individually 50 percent, 22 percent and 15 percent). Significant reductions in the amount of business major customers conduct with us has previously and may in the future, materially and adversely affect our business, results of operations, financial position and liquidity. Replacing the loss of a major customer is unpredictable, and we have not been successful in doing so in the past. Revenues and cash flows from a single customer or a few major customers may constitute a significant portion of our total revenues and cash inflows in a particular period, then decline as the volume of work performed for specific customers decreases as they complete projects. A major customer in one period may not continue to purchase significant licenses or services from us in a subsequent period.

The customer accounting for 20 percent of our total revenues for the year ended December 31, 2005, completed its use of our time-and-materials consulting services for its application development project during the quarter ended December 31, 2005. The customer accounting for 18 percent of our total revenues for the year ended December 31, 2005, substantially completed its application development project during the quarter ended March 31, 2005. The customer accounting for 11 percent of our total revenues for the year ending December 31, 2005, DevonWay, is a related party. See Note 18 of Notes to Financial Statements for more information. In future periods, we do not expect the amount of revenue from these customers to be significant as they have completed their current projects. Although we have begun several new consulting projects recently in 2006, they are not as large as these particular prior projects.

Our growth and success depends on our ability to successfully implement our new business model; however, we have limited experience with the new model

Under the leadership of our new Chief Executive Officer, Robert W. Felton, we changed our business model to focus on selling larger consulting projects, instead of the smaller prototype application projects that we primarily sold in 2005. Although we hope to be more successful with this new model, we have limited experience with the new model. Under this new model, we expect to take on larger, more difficult and complex consulting projects than we typically have in recent years. Under our original fixed-price project business model that we discontinued several years ago, we received customer complaints and lawsuits concerning some of our projects. Although we have substantially changed our business model, including no longer offering to do such large projects on a fixed-price basis or providing a money-back guarantee, we cannot be certain that we will not receive customer complaints in the future. Such complaints would likely adversely affect our ability to sell to other customers. If our new strategy for selling and delivering our services and products is unsuccessful, or if we are unable to close significant new business within the time frames anticipated, our revenues and operating results will continue to suffer.

Our historical quarterly operating results have varied significantly and our future operating results could vary

Historically, our quarterly operating results have varied significantly. For example, during some years, we have had quarterly profits followed by losses in subsequent quarters. Our future operating results may vary significantly in the future as well. Until we achieve and sustain material sales to new or existing customers, we expect to continue to experience negative cash flow from operations and losses.

Our future prospects are difficult to evaluate

In light of our operating results for recent periods and the continued difficult sales environment we face and in the technology sector in general, it is difficult to evaluate our future prospects. There can be no assurance that we will be able to successfully complete current or new projects. Additionally, our failure to successfully complete any current or new projects may have a material adverse impact on our financial position and results of operations. We cannot be certain that our business strategy will succeed.

Our failure to attract and retain highly skilled employees, particularly consultants, project managers and other senior technical personnel, could impair our ability to complete projects and expand our business

Our services business is labor intensive. We currently have only a small number of consultants in our consulting organization. We expect to supplement them on projects with members of our Development organization for projects in the near term. Longer term, our success will depend in large part upon our ability to attract, retain, train, and motivate highly skilled employees, particularly consultants, project managers and other senior technical personnel. Any failure on our part to do so would impair our ability to adequately manage and complete existing projects, bid for and obtain new projects, and expand business. There exists significant competition for employees with the skills required to perform the services we offer. Qualified consultants, project managers and senior technical staff are in great demand and are likely to remain a limited resource for the foreseeable future. Our current financial condition, and our prior restructurings and related headcount reductions, may make it more difficult for us to retain and compete for such employees. There can be no assurance that we will be successful in retaining, training, and motivating our employees or in attracting new, highly skilled employees. If we are unsuccessful in this effort or if our employees are unable to achieve expected performance levels, our business will be harmed.

A loss of Robert W. Felton, Jeffrey L. Walker, or any other key employee could impair our business

Our industry is competitive and we are substantially dependent upon the continued service of our existing executive personnel, especially Robert W. Felton, Chairman, President, and Chief Executive Officer. Furthermore, our products and technologies are complex and we are substantially dependent upon the continued service of our senior technical staff, including Jeffrey L. Walker, Executive Vice President, and Chief Technology Officer. If a key employee resigns to join a competitor or to form a competing company, the loss of the employee and any resulting loss of existing or potential customers to the competing company would harm our business. We do not carry key-man life insurance on any of our employees. We have not entered into employment agreements with our executives. In the event of the loss of key personnel, there can be no assurance that we would be able to prevent their unauthorized disclosure or use of our technical knowledge, practices, or procedures.

If we fail to adequately anticipate employee and resource utilization rates, our operating results could suffer

A high percentage of our operating expenses, particularly personnel and rent, are relatively fixed in advance of any particular quarter. As a result, unanticipated variations in the number, or progress toward completion, of our projects or in employee utilization rates did and may continue to cause significant variations in operating results in any particular quarter and could result in quarterly losses. Time-and-materials consulting arrangements can typically be terminated by a customer on short notice. An unanticipated termination of a major project, the delay of a project, or the completion during a quarter of several projects has in the past and may continue to result in under-utilized employees and could, therefore, cause us to suffer quarterly losses or cause adverse results of operations.

Our errors and omissions coverage may not cover contractual disputes

While we maintain errors and omissions insurance coverage for claims related to customer contract disputes within the coverage scope and term, given the nature and complexity of the factors affecting the estimated liabilities, actual liabilities may exceed or be outside the scope of our current errors and omissions coverage. We can give no assurance that our insurance carrier will extend coverage to future claims. In addition, no assurance can be given that we will not be subject to material additional liabilities and significant additional litigation relating to errors and omissions arising from future claims.

Our errors and omissions insurance policy is in the form of an industry standard software errors and omissions policy. As such, it only covers software errors and omissions that occur after the delivery of software and excludes contractual disputes such as service commitments and cost and time related guarantees. We have previously had contractual disputes related to our guarantees. While we have substantially changed our business model and no longer offer a money-back guarantee, no assurance can be given that we will not be subject to these types of claims in the future. In the event that liabilities from claims are not covered by or exceed our errors and omissions coverage, our business, results of operations, financial position, or liquidity could be materially and adversely affected.

If our software contains defects or other limitations, we could face product liability exposure

Because of our limited operating history and our small number of customers, we have completed a limited number of projects that are now in production. As a result, there may be undiscovered material defects in our products or technology. Furthermore, complex software products often contain errors or defects, particularly when first introduced or when new versions or enhancements are released. Despite internal testing and testing by current and potential customers, our current and future products may contain serious defects. Serious defects or errors could result in lost revenues or a delay in market acceptance, which would damage our reputation and business.

Because our customers may use our products for mission-critical applications, errors, defects, or other performance problems could result in financial or other damages to customers. Our customers could seek damages for these losses. Any successful claims for these losses, to the extent not covered by insurance, could result in our being obligated to pay substantial damages, which would cause operating results to suffer. Although our license agreements typically contain provisions designed to limit our liability, existing or future laws or unfavorable judicial decisions could negate these limitations of liability provisions. A product liability claim brought against us, even if not successful, would likely be time consuming and costly.

We are involved in one litigation matter and may in the future be involved in further litigation or disputes that may be costly and time-consuming, and if we suffer adverse outcomes, our operating results could suffer

We are involved in a class action suit against more than 300 issuers involving the underwriters of those issuers’ initial public offerings. Although we currently expect to resolve this matter without significant cost to TenFold, we may in the future face other litigation or disputes with customers, employees, business partners, stockholders, or other third parties. Such litigation or disputes could result in substantial costs and diversion of resources that would harm our business. An unfavorable outcome of this matter may have a material adverse impact on our business, results of operations, financial position, or liquidity.

See LEGAL PROCEEDINGS for more information concerning our litigation and disputes.

Our settlements with Perot Systems and Cedars-Sinai Medical Center require that if we do not meet certain obligations their claims may be re-instated or re-asserted, and if this were to happen and we suffer adverse judgments, our operating results could suffer

Although we have settled prior disputes with Perot Systems and Cedars-Sinai Medical Center, and during 2004 entered into revised agreements with Cedars that confirm our completion of the earlier project and provide for mutual releases from prior related claims, our agreements still require that we perform and meet certain obligations. If we are unable to or do not perform or meet these obligations, Perot Systems and Cedars may re-instate or re-assert their respective prior claims against us. If either Perot Systems or Cedars were to re-instate or re-assert their respective claims, an unfavorable outcome of the matter may have a material adverse impact on our business, results of operations, financial position, or liquidity.

If we cannot protect or enforce our intellectual property rights, our competitive position would be impaired and we may become involved in costly and time-consuming litigation

Our success is dependent, in large part, upon our proprietary EnterpriseTenFold technology and other intellectual property rights. If we are unable to protect and enforce these intellectual property rights, our competitors will have the ability to introduce competing products that are similar to ours, and our revenues, market share, and operating results will suffer. To date, we have relied primarily on a combination of patent, copyright, trade secret, and trademark laws, and nondisclosure and other contractual restrictions on copying and distribution to protect our proprietary technology. We have been issued three patents in the United States and intend to continue to seek patents on our technology when appropriate. There can be no assurance that the steps we have taken in this regard will be adequate to deter misappropriation of our proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights. The laws of some countries may not protect our intellectual property rights to the same extent as do the laws of the United States. Furthermore, litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. This litigation could result in substantial costs and diversion of resources that would harm our business.

To date, we have not been notified that our products infringe the proprietary rights of third parties, but there can be no assurance that third parties will not claim infringement by us with respect to current or future products. We expect software developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any of these claims, with or without merit, could be time-consuming to defend, result in costly litigation, divert management’s attention and resources, cause product shipment delays, or require us to enter into royalty or licensing agreements. These royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all. A successful claim against us of product infringement and our failure or inability to license the infringed or similar technology on favorable terms would harm our business.

If we fail to successfully compete, our revenues and market share will be adversely affected

The market for our products and services is highly competitive, and if we are not successful in competing in this market, our revenues and market share will suffer. Many of our competitors have significantly greater financial, technical and marketing resources, generate greater revenues, and have greater name recognition than we do. In addition, there are relatively low barriers to entry into our markets and we have faced, and expect to continue to face, additional competition from new entrants into our markets.

International political and economic uncertainty could have an adverse impact on our business and on our operating results

Revenues from customers outside of North America were approximately 11 percent of total revenues for 2005, and approximately 20 percent of total revenues for 2004. The international political and economic uncertainty caused by the ongoing war on terrorism and other international political developments may adversely impact our ability to continue existing relationships with our foreign customers and to develop new business abroad.

Our stock price may continue to be volatile

Our stock price has fluctuated widely in the past and could continue to do so in the future. Your investment in our stock could lose value. Some of the factors that could significantly affect the market price of our stock, in addition to those mentioned in this section, include: further decreases in our cash resources, changes in our revenue; changes in our customer base including the loss of a major customer; changes in management; variations in our quarterly financial results; problems implementing our business model; reports or earnings estimates published by financial analysts; changes in political, economic and market conditions either generally or specifically to particular industries; and fluctuations in stock prices generally, particularly with respect to the stock prices for other technology companies. A significant drop in our stock price could expose us to the risk of securities class action lawsuits. Defending against such lawsuits could result in substantial costs and divert management’s attention and resources. An unfavorable outcome of such a matter may have a material adverse impact on our business, results of operations, financial position, or liquidity.

No corporate actions requiring stockholder approval can take place without the approval of our controlling stockholders

The executive officers, directors, and entities affiliated with them, in the aggregate, beneficially own approximately 67 percent of our voting stock (as calculated using the SEC’s conventions). These stockholders acting together or with others would be able to decide or significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. This concentration of ownership may have the effect of delaying or preventing a merger or other business combination transaction, even if the transaction would be beneficial to our other stockholders.

The anti-takeover provisions in our charter documents and/or under Delaware law could discourage a takeover that stockholders may consider favorable

Provisions of our certificate of incorporation, bylaws, stock incentive plans and Delaware law may discourage, delay, or prevent a merger or acquisition that a stockholder may consider favorable.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock offered by the selling stockholders. We are registering the shares for resale to provide the holders thereof with freely tradable securities, but the registration of such shares does not necessarily mean that any of such shares will be offered or sold by the holders thereof.

MARKET FOR OUR COMMON STOCK

Our common stock is quoted on the OTC Bulletin Board under the trading symbol “TENF.OB.” Our high and low prices by quarter during 2006 and 2005 are presented below. These prices reflect inter-dealer quotations and may not represent actual transactions.

	2006
	HIGH	LOW
First Quarter	$0.45	$0.20
Second Quarter	$0.50	$0.21
Third Quarter	$0.32	$0.15
Fourth Quarter	$0.41	$0.15
	2005
	HIGH	LOW
First Quarter	$0.99	$0.36
Second Quarter	$0.59	$0.34
Third Quarter	$0.41	$0.31
Fourth Quarter	$0.40	$0.21

On December 31, 2006, we had approximately 243 stockholders of record of our common stock and 46,557,745 shares of our common stock were issued and outstanding. On January 9, 2007, the last bid price for our common stock was $0.32 per share.

We have never declared or paid dividends on our common stock. We expect to retain any earnings generated by our operations for the development and growth of our business, and we do not anticipate paying any dividends to our stockholders for the foreseeable future.

SELECTED FINANCIAL INFORMATION

The selected statement of operations data for the years ended December 31, 2005, 2004, 2003, 2002, and 2001, and the selected balance sheet data as of December 31, 2005, 2004, 2003, 2002, and 2001, are derived from, and are qualified by reference to, our audited financial statements. The selected statement of operations data for the nine months ended September 30, 2006, and the selected balance sheet data as of September 30, 2006, are derived from, and are qualified by reference to, TenFold’s unaudited financial statements. The historical results are not necessarily indicative of future results.

	Nine months ended September 30, 2006 (unaudited)	Year ended December 31,
		2005	2004	2003	2002	2001
	(in thousands, except per share data)
Statement of Operations Data:
Revenues:
License	$317	$515	$359	$248	$207	$8,532
Subscription	—	—	—	10,431	15,548	689
Services and other	2,099	5,195	17,234	17,030	12,475	45,692

Total revenues	2,416	5,710	17,593	27,709	28,230	54,913

Operating expenses:
Cost of revenues	1,924	2,940	5,883	9,454	12,998	30,990
Sales and marketing	677	2,896	2,861	1,088	1,985	5,556
Research and development	3,290	3,531	3,734	3,471	6,229	12,672
General and administrative	2,228	2,986	2,315	3,046	7,803	11,113
Amortization of goodwill and acquired intangibles	—	—	—	—	—	962
Special charges	—	—	—	(673)	2,838	18,876

Total operating expenses	8,119	12,353	14,793	16,386	31,853	80,169

Income (loss) from operations	(5,703)	(6,643)	2,800	11,323	(3,623)	(25,256)

Total other income, net	62	137	240	2,456	1,938	12,553

Income (loss) before income taxes	(5,641)	(6,506)	3,040	13,779	(1,685)	(12,703)
Provision (benefit) for income taxes	—	(1,072)	(376)	32	(497)	2,965

Net income (loss)	(5,641)	(5,434)	3,416	13,747	(1,188)	(15,668)
Deemed dividend related to warrants issued with preferred stock and beneficial conversion feature on preferred stock	(1,761)	—	—	—	—	—

Net income (loss) applicable to common shareholders	$(7,402)	$(5,434)	$3,416	$13,747	$(1,188)	$(15,668)

Basic earnings (loss) per common share	$(0.16)	$(0.12)	$0.07	$0.34	$(0.03)	$(0.44)

Diluted earnings (loss) per common share	$(0.16)	$(0.12)	$0.06	$0.29	$(0.03)	$(0.44)

Weighted average shares - basic (1)	46,507	46,423	46,204	40,634	37,249	35,623

Weighted average shares - diluted (1)	46,507	46,423	54,924	47,623	37,249	35,623

Balance Sheet Data (at period end):
Cash and cash equivalents	$2,373	$1,344	$5,225	$12,236	$3,838	$10,969
Total current assets	2,942	1,716	5,715	13,489	7,654	16,604
Total assets	3,211	2,142	6,415	14,417	9,284	27,476
Total current liabilities	3,602	5,078	4,098	15,857	34,484	50,942
Long-term obligations, less current portion	—	10	36	—	25	1,878
Stockholders’ equity (deficit)	(391)	(2,946)	2,281	(1,440)	(25,225)	(25,344)
Working capital (deficit)	(660)	(3,362)	1,617	(2,368)	(26,830)	(34,338)

(1)	See Note 4 to the financial statements for an explanation of the determination of the method used to determine the number of shares used in computing net earnings (loss) per share.

SUPPLEMENTARY FINANCIAL INFORMATION

The following tables set forth certain unaudited quarterly results of our operations for 2006, 2005 and 2004. In the opinion of management, this information has been prepared on the same basis as the audited financial statements and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the quarterly information when read in conjunction with the audited financial statements and notes thereto included elsewhere in our Annual Report on Form 10-K. The quarterly operating results are not necessarily indicative of future results.

	Quarter ended
	Mar 31, 2004	June 30, 2004	Sept 30, 2004	Dec 31, 2004	Mar 31, 2005	June 30, 2005	Sept 30, 2005	Dec 31, 2005	Mar 31, 2006	Jun 30, 2006	Sep 30, 2006
	(in thousands, except per share data) (unaudited)
Revenues:
License	$152	$108	$33	$66	$93	$223	$124	$75	$87	$54	$176
Services and other	3,439	10,385	1,723	1,687	1,515	1,478	1,368	834	512	656	931

Total revenues	3,591	10,493	1,756	1,753	1,608	1,701	1,492	909	599	710	1,107

Operating expenses:
Cost of revenues	2,187	1,794	1,038	864	994	757	707	482	586	634	704
Sales and marketing	315	581	1,045	920	714	846	667	669	191	270	216
Research and development	824	980	982	948	943	876	824	888	1,123	1,094	1,073
General and administrative	578	644	676	417	631	592	637	1,126	612	409	1,207

Total operating expenses	3,904	3,999	3,741	3,149	3,282	3,071	2,835	3,165	2,512	2,407	3,200

Income (loss) from operations	(313)	6,494	(1,985)	(1,396)	(1,674)	(1,370)	(1,343)	(2,256)	(1,913)	(1,697)	(2,093)

Total other income (loss), net	107	86	23	24	99	20	12	6	(11)	45	28

Income (loss) before income taxes	(206)	6,580	(1,962)	(1,372)	(1,575)	(1,350)	(1,331)	(2,250)	(1,924)	(1,652)	(2,065)
Provision (benefit) for income taxes	—	4	—	(380)	1	6	(990)	(89)	—	—	—

Net income (loss)	(206)	6,576	(1,962)	(992)	(1,576)	(1,356)	(341)	(2,161)	(1,924)	(1,652)	(2,065)
Deemed dividend related to warrants issued with preferred stock and beneficial conversion feature on preferred stock	—	—	—	—	—	—	—	—	(1,761)	—	—

Net income (loss) applicable to common shareholders	$(206)	$6,576	$(1,962)	$(992)	$(1,576)	$(1,356)	$(341)	$(2,161)	$(3,685)	$(1,652)	$(2,065)

Basic earnings (loss) per common share	$(0.00)	$0.14	$(0.04)	$(0.02)	$(0.03)	$(0.03)	$(0.01)	$(0.05)	$(0.08)	$(0.04)	$(0.04)

Diluted earnings (loss) per common share	$(0.00)	$0.12	$(0.04)	$(0.02)	$(0.03)	$(0.03)	$(0.01)	$(0.05)	$(0.08)	$(0.04)	$(0.04)

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Business Overview

TenFold provides services and technology for building complex, Service Oriented Architecture (“SOA”)-compliant, mission-critical applications in significantly less time and cost that it would otherwise take using traditional development technologies. We believe that with TenFold’s technology, EnterpriseTenFold SOA, customers will also experience significantly reduced ongoing applications maintenance and enhancement costs compared to what they generally experience with legacy applications.

Our business model focuses on providing applications development services and our EnterpriseTenFold SOA technology, support and training, to customers who can use a TenFold team or their own business teams to build and maintain applications.

Critical Accounting Policies

The fundamental objective of financial reporting is to provide useful information that allows a reader to comprehend our business activities. To aid in that understanding, management has identified the “critical accounting policies” below. These policies have the potential to have a more significant impact on our financial statements, either because of the significance of the financial statement item to which they relate, or because they require judgment and estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature.

Revenue Recognition and Project Profitability

We believe risks relating to revenue recognition include the judgment required to determine project profit or loss projections on time-and-materials contracts. We recognize time-and-materials revenue at the lowest point in the range of estimated profit margin, which represents our best estimate of the profit to be achieved. Variances may occur if we are unable to collect time-and-materials billings or if we grant concessions to time-and-materials customers in order to sell additional business or collect cash under the contract. As we occasionally provide services on a fixed price basis, risks relating to revenue recognition also include the judgment and estimation required to determine fixed-price project completion percentages, and fixed-price project profit or loss projections. Variances between management’s estimates and actual results may result in significant adjustments to our results of operations and financial position.

For a license agreement that we executed in August 2005 that contains a discount that cannot be determined at the inception of the agreement, we expect to recognize the related license revenue at the end of the estimated economic life of the release of EnterpriseTenFold provided to the customer. We are using the end of the estimated economic life to recognize the revenue because we do not have vendor specific objective evidence of fair value (“VSOE”) for the related post-contract customer support, due to the discount, and therefore we cannot allocate the revenue until the discount is known at the end of the estimated economic life. For accounting purposes, management estimates that the economic life is 16 months after considering factors such as the rapid pace of technological change in the software industry generally and particularly in TenFold’s market, the pace at which TenFold produces new releases of TenFold technology with substantial technological improvements, and the pace at which TenFold’s customers adopt new releases of TenFold technology.

Litigation Reserves

We review asserted litigation claims each quarter to determine the likelihood that the claim will result in a loss. Significant management judgment is required to conclude on the likely outcome of outstanding litigation. If a loss is probable on a litigation claim, management estimates the loss and we accrue the estimated loss. If a loss is considered probable but cannot be reasonably estimated, we disclose the contingency in the notes to our financial statements. Losses may result on litigation claims that are not considered probable or are not estimable at the current time, potentially having a significant impact on future financial results.

Stock-Based Compensation

Effective January 1, 2006, in accordance with SFAS 123(R), we measure compensation cost for stock awards at fair value and recognize compensation over the service period for awards expected to vest. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We consider many factors when estimating expected forfeitures, including types of awards, employee roles, and historical experience. Actual results, and future changes in estimates, may differ substantially from our current estimates. See Note 19 of Notes to Financial Statements for more information.

Results of Operations

The following table sets forth, for the periods indicated, the percentage relationship of selected items from our statements of operations to total revenues.

	(unaudited)
	Nine Months Ended September 30,
	2006	2005
Revenues:
License	13%	9%
Services and other	87%	91%

Total revenues	100%	100%
Operating expenses:
Cost of revenues	80%	51%
Sales and marketing	28%	46%
Research and development	136%	55%
General and administrative	92%	39%

Total operating expenses	336%	191%

Loss from operations	(236)%	(91)%
Total other income, net	3%	3%

Loss before income taxes	(233)%	(88)%
Provision for income taxes	—	(20)%

Net loss	(233)%	(68)%

Deemed dividend related to warrants issued with preferred stock and beneficial conversion feature on preferred stock	(73)%	—

Net loss applicable to common shareholders	(306)%	(68)%

	Years Ended December 31,
	2005	2004	2003
Revenues:
License	9%	2%	1%
Subscription	—	—	38%
Services and other	91%	98%	61%

Total revenues	100%	100%	100%
Operating expenses:
Cost of revenues	51%	34%	34%
Sales and marketing	51%	16%	4%
Research and development	62%	21%	12%
General and administrative	52%	13%	11%
Special charges	—	—	(2)%

Total operating expenses	216%	84%	59%

Income (loss) from operations	(116)%	16%	41%
Total other income, net	2%	1%	9%

Income (loss) before income taxes	(114)%	17%	50%
Provision (benefit) for income taxes	(19)%	(2)%	—

Net income (loss)	(95)%	19%	50%

Q3 2006 Year to Date as Compared to Q3 2005 Year to Date

Revenues

Total revenues decreased $2.4 million, or 50 percent, to $2.4 million for the nine months ended September 30, 2006, as compared to $4.8 million for the same period in 2005.

Services and other revenues decreased $2.3 million, or 52 percent, to $2.1 million for the nine months ended September 30, 2006 as compared to $4.4 million for the same period in 2005. The decrease in services and other revenues is primarily due to decreases in revenues from certain customers who purchased less time-and-materials consulting from us over time as they completed their application development projects and became more self-sufficient. Although we have begun several new consulting projects recently in 2006, they are not as large as these prior projects.

License revenues decreased $123,000, or 28 percent, to $317,000 for the nine months ended September 30, 2006, as compared to $440,000 for the same period in 2005. The decrease in license revenue is due primarily to smaller sized license sales in 2006 than in the same period in 2005.

Revenues from customers outside of North America were approximately 13 percent of total revenues for the nine months ended September 30, 2006 as compared to 10 percent of total revenues for the same period in 2005. Our long-lived assets are deployed in the United States.

One customer accounted for a total of 18 percent of our revenues for the nine months ended September 30, 2006 compared to three customers accounting for a total of 51 percent of our total revenues for the same period in 2005 (individually 22 percent, 19 percent, and 10 percent). No other single customer accounted for more than 10 percent of our total revenues for the nine months ended September 30, 2006 or the same period in 2005.

We continue to market actively to new and existing customers. We sold and began several new consulting projects recently in 2006. However, such sales have not been sufficient to generate positive cash flow from operations or profitability. We continue to face a challenging sales environment. As a result, it is unclear if or when we can expect to close significant sales to new or existing customers, and until we repeatedly do so we are likely to continue to experience negative cash flow from operations and losses.

Operating Expenses

Cost of Revenues. Cost of revenues consists primarily of compensation and other related costs of personnel and contractors to provide applications development and implementation, support, and training services. Cost of revenues decreased $534,000, or 22 percent, to $1.9 million for the nine months ended September 30, 2006 compared to $2.5 million for the same period in 2005. The decreases in cost of revenues are due primarily to having fewer staff working on customer projects in 2006. These decreases were partially offset by increases in stock-based compensation expense in 2006 as a result of SFAS 123(R).

Sales and Marketing. Sales and marketing expenses consist primarily of compensation, travel, and other related expenses for sales and marketing personnel; and marketing seminars, public relations, advertising and other marketing expenses. Sales and marketing expenses decreased $1.6 million, or 70 percent, to $677,000 for the nine months ended September 30, 2006 as compared to $2.2 million for the same period in 2005. The decreases in sales and marketing expenses are due to our discontinuing most discretionary marketing programs in late 2005 in connection with the change in sales focus under our new Chief Executive Officer, Robert W. Felton, and to conserve our financial resources; as well as from a decrease in sales and marketing headcount.

Research and Development. Research and development expenses consist primarily of compensation and other related costs of personnel dedicated to research and development activities. Research and development expenses increased $647,000, or 24 percent, to $3.3 million for the nine months ended September 30, 2006, as compared to $2.6 million for the same period in 2005. The increase in research and development is due to recognition of stock-based compensation expense in 2006 as a result of SFAS 123(R) (see Note 19 of Notes to Financial Statements for more information), which was partially offset by decreases from lower research and development staffing in 2006 compared to 2005.

General and Administrative. General and administrative expenses consist primarily of the costs of executive management, finance and administrative staff, business insurance, and professional fees. General and administrative expenses increased $368,000, or 20 percent, to $2.2 million for the nine months ended September 30, 2006 as compared to $1.9 million for the same period in 2005. The increase is due to recognition of stock-based compensation expense in 2006 as a result of SFAS 123(R) (see Note 19 of Notes to Financial Statements for more information), including $620,000 of option related charges for option grants to our CEO during the three months ended September 30, 2006. This increase was partially offset by decreases from lower general and administrative staffing in 2006 compared to 2005.

Total Other Income, net

Net total other income was $62,000 for the nine months ended September 30, 2006, as compared to $131,000 for the same period in 2005.

Provision for Income Taxes

No provision for income taxes was required for the nine months ended September 30, 2006. The $983,000 provision for the nine months ended September 30, 2005 relates primarily to reversing accruals for state taxes that were no longer deemed necessary.

At September 30, 2006, management has recognized a valuation allowance for the net deferred tax assets related to temporary differences, foreign tax credit carryforwards and net operating loss carryforwards. The valuation allowance was recorded in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes , which requires that a valuation allowance be established when there is significant uncertainty as to the realizability of the deferred tax assets. Based on a number of factors, the currently available, objective evidence indicates that it is more likely than not that the net deferred tax assets will not be realized.

Deemed dividend related to convertible preferred stock

As a result of the warrants sold with the convertible preferred stock and the beneficial conversion feature inherent in the conversion rights and preferences of the convertible preferred stock, we recognized a non-cash deemed dividend of $1,761,000 during the nine months ended September 30, 2006. This deemed dividend was calculated based on the conversion price compared to the market price on the date of issuance of the convertible preferred shares.

2005 as Compared to 2004

Revenues

Total revenues decreased $11.9 million or 68 percent, to $5.7 million for the year ended December 31, 2005, as compared to $17.6 million for the year ended December 31, 2004.

Services and other revenues decreased $12 million, or 70 percent, to $5.2 million for the year ended December 31, 2005 as compared to $17.2 million for the year ended December 31, 2004. Services and other revenues for the year ended December 31, 2004 include $8.1 million in revenues, and $150,000 in operating costs, recognized during the quarter ended June 30, 2004, related to the completion of an earlier fixed-price applications development project with Cedars-Sinai Medical Center (“Cedars”). This completed the recognition of these revenues and related costs that were deferred in prior years pending confirmation of the completion of the applications development project and resolution of potential disputes between the parties. Excluding the effect of this Cedars transaction, we would have had total revenues of $9.5 million, and a net loss of $4.5 million for the year ended December 31, 2004.

In addition to the decrease related to the Cedars transaction, services and other revenues decreased due to decreases in revenues from certain customers who purchased less time-and-materials consulting from us over time as they completed their applications development projects and became more self-sufficient. One customer completed its use of our time-and-materials consulting services for its applications development project during the quarter ended September 30, 2004. Another large customer’s time-and-materials consulting engagement was substantially completed during the quarter ended March 31, 2005. These decreases were partially offset by consulting revenues from new customers.

During 2005, we entered into agreements with a new customer, DevonWay, to provide licenses, consulting services, technical support services, and training, for a total of approximately $1.6 million. A long-time member of our Board of Directors and our recently elected Chairman, CEO and President, Robert W. Felton, is the founder and majority shareholder of DevonWay. All disinterested members of our Board of Directors approved of these related party transactions and our general ongoing business relationship with DevonWay. Our revenues from DevonWay for the year ended December 31, 2005, are license revenues of $160,000, and services and other revenue of $439,000. See Note 18 of the Notes to Financial Statements for more information.

Although customers purchased licenses with contract values totaling $1.5 million (including a $1 million license sold to DevonWay) for the year ending December 31, 2005, we recorded license revenues for accounting purposes of $515,000, up from $359,000 for the year ending December 31, 2004. For accounting purposes, the amounts allocated to individual contract elements (such as licenses) may differ from the amounts stated in the contract for those individual elements, and the timing of their recognition as revenue may be later than the period in which they are sold. See Note 3 of the Notes to Financial Statements for more information.

Three customers accounted for 20 percent, 18 percent and 11 percent of our total revenues for the year ended December 31, 2005, compared to three customers accounting for 50 percent (Cedars), 22 percent and 15 percent of our total revenues for the year ended December 31, 2004. No other single customer accounted for more than 10 percent of our total revenues for the year ended December 31, 2005 or 2004.

The customer accounting for 20 percent of our total revenues for the year ended December 31, 2005, completed its use of our time-and-materials consulting services for its application development project during the quarter ended December 31, 2005. The customer accounting for 18 percent of our total revenues for the year ended December 31, 2005, substantially completed its application development project during the quarter ended March 31, 2005. The customer accounting for 11 percent of our total revenues for the year ended December 31, 2005, DevonWay, is a related party, as noted above. In future periods, we do not expect the amount of revenue from these customers to be significant as they have completed their current projects.

Operating Expenses

Cost of Revenues. Cost of revenues consists primarily of compensation and other related costs of personnel and contractors to provide applications development and implementation, support, and training services. Cost of revenues decreased $2.9 million, or 50 percent, to $2.9 million for the year ended December 31, 2005 as compared to $5.9 million for the year ended December 31, 2004. The decrease in cost of revenues is primarily due to having a smaller staff (particularly subcontractors) working on customer projects as these customers complete their current application development projects and become more self-sufficient. In particular, the UK project that ended during the quarter ended September 30, 2004 was staffed with subcontractors who we released upon completion of the services.

Sales and Marketing. Sales and marketing expenses consist primarily of compensation, travel, and other related expenses for sales and marketing personnel; and marketing seminars, public relations, advertising and other marketing expenses. Sales and marketing expenses increased $35,000, or 1 percent, to $2.9 million for the year ended December 31, 2005 as compared to $2.9 million for the year ended December 31, 2004. In connection with the change in sales focus under our new Chief Executive Officer, Robert W. Felton, and to conserve our financial resources, we discontinued most discretionary marketing spending in December 2005.

Research and Development. Research and development expenses consist primarily of compensation and other related costs of personnel dedicated to research and development activities. Research and development expenses decreased $203,000, or 5%, to $3.5 million for the year ended December 31, 2005, as compared to $3.7 million for the year ended December 31, 2004.

General and Administrative. General and administrative expenses consist primarily of the costs of executive management, finance and administrative staff, business insurance, and professional fees. General and administrative expenses increased $671,000, or 29 percent, to $3.0 million for the year ended December 31, 2005 as compared to $2.3 million for the year ended December 31, 2004. The increase in general and administrative expenses for the year ended December 31, 2005 is primarily due to the recognition of estimated severance related charges related to the departure of our prior CEO totaling $670,000, including an estimated option modification charge of $157,000.

During the quarter ended March 31, 2004, we reduced some variable compensation accrued during 2003, to lower levels that we believe better reflect our estimates. This reduced operating expenses for the first quarter of 2004 by $219,000.

Special Charges. We incurred no special charges during the years ended December 31, 2005 and 2004.

Total Other Income, net

Net total other income was $137,000 for the year ended December 31, 2005, as compared to $240,000 for the year ended December 31, 2004.

Provision for Income Taxes

The benefit for income taxes was $1.1 million for the year ended December 31, 2005 as compared to a benefit of $376,000 for the year ended December 31, 2004. The benefit for income taxes for the years ended December 31, 2005 and 2004 relate primarily to reversing accruals for foreign and state taxes that were no longer deemed necessary.

At December 31, 2005, we had established a valuation allowance of $39.1 million for the net deferred tax assets related to temporary differences, foreign tax credit carryforwards and projected net operating loss carryforwards. The valuation allowance was recorded in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes , which requires that a valuation allowance be established when there is significant uncertainty as to the realizability of the deferred tax assets. Based on a number of factors, including the size of the prior operating losses, the currently available, objective evidence indicates that it is more likely than not that the net deferred tax assets will not be realized.

Balance Sheet Items

Notes payable. In December 2005, we executed promissory notes due to three members of our Board of Directors (or investment entities associated with those Directors), for a total of $600,000. During the quarter ended March 31, 2006, we executed additional similar notes totaling $500,000 to our Chief Executive Officer, Robert W. Felton. See Note 7 of the Notes to Financial Statements for more information.

Deferred revenues. We had deferred revenues of $2.2 million at December 31, 2005 compared to $1.1 million at December 31, 2004. The increase results primarily from a $1 million license payment we received from DevonWay in August 2005. For accounting purposes we have deferred revenue recognition of this revenue until the end of the estimated economic life of the release of EnterpriseTenFold provided to DevonWay, because the license agreement contains a discount that cannot be determined at inception of the agreement, as discussed above.

2004 as Compared to 2003

Revenues

Total revenues decreased $10.1 million or 37 percent, to $17.6 million for the year ended December 31, 2004, as compared to $27.7 million for the year ended December 31, 2003.

Services and other revenues increased $204,000, or 1 percent, to $17.2 million for the year ended December 31, 2004 as compared to $17.0 million for the year ended December 31, 2003. Services and other revenues for the year ended December 31, 2004 include $8.1 million in revenues, and $150,000 in operating costs, recognized during the quarter ended June 30, 2004, related to the completion of the earlier fixed-price applications development project with Cedars. This completed the recognition of these revenues and related costs that were deferred in prior years pending confirmation of the completion of the applications development project and resolution of potential disputes between the parties. The new contractual terms between Cedars and TenFold confirmed TenFold’s completion of the earlier project and provided for mutual releases from prior related claims. Since this completed our recognition of this project-related revenue, Cedars did not account for a significant portion of our revenue in subsequent periods.

Excluding the effect of this Cedars transaction, we would have had total revenues of $9.5 million, and a net loss of $4.5 million for the year ended December 31, 2004. The increase in services and other revenues during the year ended December 31, 2004 from this transaction, was partially offset by decreases in revenues from certain other customers who are purchasing less time-and-materials consulting from us over time as they completed their current application development projects and became more self-sufficient. Services and other revenues for the year ended December 31, 2003 include $1.5 million from the reduction over time of a guarantee on one prior fixed-price contract, and $600,000 recognized upon completion of training obligations associated with a contract signed in 2002.

License revenues increased $111,000 to $359,000 for the year ended December 31, 2004, as compared to $248,000 for the year ended December 31, 2003. The increase in license revenues was primarily due to the amortization of the revenue from a project related license sold in late 2003 into revenues during early 2004, and an increase in the volume of new license sales during 2004 as compared to 2003.

We had no subscription revenues for the year ended December 31, 2004, as compared to $10.4 million for the year ended December 31, 2003. Subscription revenues represent revenue from contracts that include a subscription to new product releases on a “when and if available” basis. For certain contracts, including a subscription to future software products when and if they become available, we recognize the fees for the software products ratably over the subscription term beginning with delivery of the first software product. For contracts that include a service element for which the fair value is undeterminable, and the contract includes a subscription to new product releases on a “when and if available basis,” we recognize the entire contract fee ratably over the subscription period as subscription revenue. During the quarter ended June 30, 2003, our existing subscription contracts reached the end of their subscription periods, and we recognized the final remaining subscription revenue for these contracts.

Three customers accounted for 50 percent (Cedars), 22 percent and 15 percent of our total revenues for the year ended December 31, 2004, compared to three customers accounting for 41 percent, 25 percent and 23 percent of our total revenues for the year ended December 31, 2003. No other single customer accounted for more than 10 percent of our total revenues for the year ended December 31, 2004 or 2003.

Our revenues from the two customers accounting for 22 percent and 15 percent of our total revenues for the year ended December 31, 2004, which was primarily time-and-materials consulting revenue, decreased over time as these customers completed their current application development projects and became more self-sufficient. The customer accounting for 15 percent of our total revenues for the year ended December 31, 2004 completed its use of our time-and-materials consulting services for its current application development project during the quarter ended September 30, 2004. During Q3 and Q4, the end-user customer for this project engaged directly with us for some short-term time-and-materials consulting services. The other customer project, accounting for 22 percent of our total revenues for the year ended December 31, 2004, was substantially completed at the end of the first quarter of 2005.

During the quarter ended December 31, 2004, we recognized from previously deferred revenues, service revenues of approximately $261,000 for work performed and from a reduction of our estimate of work remaining on a customer project.

Operating Expenses

Cost of Revenues. Cost of revenues decreased $3.6 million, or 38 percent, to $5.9 million for the year ended December 31, 2004 compared to $9.5 million for the year ended December 31, 2003. The decreases in cost of revenues were primarily due to having a smaller staff (particularly subcontractors) working on customer projects as these customers completed their application development projects and became more self-sufficient.

Sales and Marketing. Sales and marketing expenses increased $1.8 million, or 163 percent, to $2.9 million for the year ended December 31, 2004 as compared to $1.1 million for the year ended December 31, 2003. These increases in sales and marketing expenses were primarily due to expanding sales staffing and increasing marketing activities.

Research and Development. Research and development expenses increased $263,000, or 8%, to $3.7 million for the year ended December 31, 2004, as compared to $3.5 million for the year ended December 31, 2003.

General and Administrative. General and administrative expenses decreased $731,000, or 24 percent, to $2.3 million for the year ended December 31, 2004 as compared to $3.0 million for the year ended December 31, 2003. The decreases in general and administrative expenses were primarily due to lower variable compensation accruals and lower legal expenses.

During the quarter ended March 31, 2004, we reduced some variable compensation accrued during 2003, to lower levels that we believe better reflect our estimates. This reduced operating expenses for the first quarter of 2004 by $219,000.

During the quarter ended December 31, 2003, we similarly reduced some variable compensation accrued during the first half of 2003. This reduced operating expenses for the fourth quarter of 2003 by $550,000.

Special Charges. We incurred no special charges during the year ended December 31, 2004. Special charges for the year ended December 31, 2003 of $(673,000) include restructuring charge adjustments of $(578,000) and asset loss impairment adjustments of $(95,000).

Total Other Income, net

Net total other income was $240,000 for the year ended December 31, 2004, as compared to $2.5 million for the year ended December 31, 2003. Net total other income for the year ended December 31, 2003 included a gain of approximately $2.2 million that we recognized on the retirement of capital lease obligations at a significant discount to their carrying value.

Provision for Income Taxes

The benefit for income taxes was $376,000 for the year ended December 31, 2004 as compared to a provision of $32,000 for the year ended December 31, 2003. The benefit for income taxes for the year ended December 31, 2004 relates primarily to reversing accruals for foreign and state taxes that were no longer deemed necessary. The provision for income taxes for the year ended December 31, 2003 relates primarily to foreign taxes.

At December 31, 2004, we had established a valuation allowance of $36.9 million for the net deferred tax assets related to temporary differences, foreign tax credit carryforwards and projected net operating loss carryforwards.

Liquidity and Capital Resources

2006 (through Q3)

Net cash used in operating activities was $4.4 million for the nine months ended September 30, 2006 as compared to $3.5 million for the same period in 2005.

Net cash used in investing activities was $24,000 for the nine months ended September 30, 2006 as compared to $15,000 for the same period in 2005.

Net cash provided by financing activities was $5.5 million for the nine months ended September 30, 2006 as compared to $12,000 for the same period in 2005. Net cash provided by financing activities for the nine months ended September 30, 2006 included $6.1 million of net proceeds from the sale of convertible preferred stock and warrants, $500,000 from issuance of notes payable, less $1.1 million in principal payments on notes payable which were repaid in full upon closing our capital raising transaction in March 2006.

Our deferred revenue balance generally results from contractual commitments made by customers to pay amounts to us in advance of revenues earned. We had deferred revenue balances of $2.0 million at September 30, 2006 and $2.2 million at December 31, 2005. When over time we recognize these deferred revenue balances as revenues in the statement of operations, we will not have corresponding increases in cash, as the related cash amounts have previously been received by us. Our unbilled accounts receivable represents revenue that we have earned but which we have not yet billed.

As of September 30, 2006, our principal source of liquidity was our cash and cash equivalents of $2.4 million. Although we closed some new sales in 2006, including several new consulting projects, and reduced our quarterly net cash outflow in Q3 2006 to $871,000 compared to $1.9 million for Q2 2006; significant challenges and risks remain:

•	We have not been able to generate positive cash flow from operations for the three years ended December 31, 2005, or the nine months ended September 30, 2006. Our net cash used in operating activities was $4.5 million for the year ended December 31, 2005, and $4.4 million for the nine months ended September 30, 2006.

•	For the last several years, we have derived a significant portion of our cash inflows from time-and-materials consulting services performed for a limited number of large customers for whom we were completing enterprise applications development projects. These parties initially became customers of TenFold under our prior business model in earlier years. As these customers completed their initial projects and became self-sufficient, they reduced their purchases of time-and-materials consulting services (although most continue to purchase support from us and other services from time to time). These reductions have materially reduced our cash inflows. Although we sold and began several new consulting projects recently in 2006, they are not as large as these particular prior projects with a limited number of customers from the last several years.

•	We have experienced difficulty closing substantial new sales, and it is unclear when or if we can expect to predictably close significant sales to new or existing customers, and to achieve and sustain positive cash flow from operations. Under the leadership of our new Chief Executive Officer, Robert W. Felton, we have recently changed our business model to focus on selling larger consulting projects, instead of the smaller prototype application projects that we primarily sold in 2005. Although we expect to be more successful with this new model, we have limited experience with the new model as we have introduced it only this year. We closed some new sales in 2006, including several new consulting projects, and reduced our quarterly net cash outflow in Q3 2006 to $871,000 compared to $1.9 million for Q2 2006; however, such sales have not been sufficient to generate positive cash flow from operations. If we do not close significant future sales, our existing cash resources will not be sufficient to fund our operations beyond Q2 2007.

There can be no assurance that we will be successful closing sufficient new sales and these risks may have a materially adverse affect on our future cash flow and operations.

See “Risk Factors” for more information about risks facing TenFold.

2005 and 2004

Net cash used in operating activities was $4.5 million for the year ended December 31, 2005 as compared to $7.3 million for 2004. The decrease in cash flow used in operating activities results primarily from decreases in cash outflows from reduced expenses. This decrease in cash outflows was partially offset by a decrease in cash inflows as the customers of some of our prior time-and-materials consulting engagements completed their projects with us.

Net cash used in investing activities was $17,000 for the year ended December 31, 2005 as compared to net cash provided by investing activities of $10,000 for 2004.

Net cash provided by financing activities was $604,000 for the year ended December 31, 2005 as compared to $273,000 for 2004. Net cash provided by financing activities for the year ended December 31, 2005 included $600,000 from the issuance of promissory notes to three members of our Board of Directors (or investment entities associated with those Directors). See Note 7 of the Notes to Financial Statements for more information. Net cash provided by financing activities also included $36,000 of proceeds from employee stock purchase plan stock issuances. Net cash provided by financing activities for the year ended December 31, 2004 included $142,000 of proceeds from employee stock purchase plan stock issuances, and $146,000 from employee stock option exercises.

Our deferred revenue balance generally results from contractual commitments made by customers to pay amounts to us in advance of revenues earned. We had deferred revenue balances of $2.2 million at December 31, 2005 and $1.1 million at December 31, 2004. When, over time, we recognize these deferred revenue balances as revenues in the statement of operations, we will not have corresponding increases in cash, as the related cash amounts have previously been received by us. Our unbilled accounts receivable represents revenue that we have earned but which we have not yet billed.

As of December 31, 2005, our principal source of liquidity was our cash and cash equivalents of $1.3 million.

Disclosure about Contractual Obligations

The following table sets forth certain contractual obligations recorded in the audited financial statements as of December 31, 2005 and summary information is presented in the following table (in thousands):

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-term debt	$—	—	—	—	—
Capital lease obligations	47	37	10	—	—
Operating lease obligations	741	442	299	—	—
Notes payable	615	615	—	—	—
Purchase obligations	11	11	—	—	—
Other long term liabilities reflected on the registrant’s Balance Sheet under GAAP	—	—	—	—	—

Total	$1,414	$1,105	$309	—	—

Related Party Transactions

During 2005, we entered into agreements with a new customer, DevonWay, to provide licenses, consulting services, technical support services, and training, for a total of approximately $1.6 million. Our Chairman, CEO and President, Robert W. Felton, is the founder and majority shareholder of DevonWay. All disinterested members of our Board of Directors approved of these related party transactions and our general ongoing business relationship with DevonWay.

Our revenues from DevonWay for the year ended December 31, 2005, are license revenues of $160,000, and services and other revenue of $439,000. As of December 31, 2005, we had accounts receivable from DevonWay of $24,500. For the year ended December 31, 2005, we received cash inflows from DevonWay of $1.6 million.

Although we received a $1 million license payment from DevonWay in August 2005, for accounting purposes we have deferred recognition of this revenue until the end of the estimated economic life of the release of EnterpriseTenFold provided to DevonWay, because the license agreement contains a discount that cannot be determined at inception of the agreement. We are using the end of the estimated economic life to recognize the revenue because we do not have vendor specific objective evidence of fair value (“VSOE”) for the related post-contract customer support, due to the discount, and therefore we cannot allocate the revenue until the discount is known at the end of the estimated economic life. For accounting purposes, management estimates that the economic life is 16 months, and as a result no revenue will be recognized from this license until it is all recognized in a lump sum in the latter part of 2006.

On December 23, 2005, we executed a Promissory Note due to Robert W. Felton, our Chairman, President, and Chief Executive Officer, in the amount of $200,000.

On December 23, 2005, we executed a Promissory Note due to Wasatch Investments LLC, an investment entity associated with TenFold Director Robert E. Parsons, Jr., in the amount of $200,000.

On December 28, 2005, we executed a Promissory Note due to First Media TF Holdings LLC, an investment entity associated with TenFold Director Ralph W. Hardy, Jr., in the amount of $200,000.

On February 23, 2006, TenFold executed a Promissory Note due to Mr. Felton, in the amount of $250,000.

On March 15, 2006, TenFold executed a Promissory Note due to Mr. Felton, in the amount of $250,000.

These identical Promissory Notes were intended to provide interim financing to TenFold while we sought to secure equity financing. The notes are senior to other TenFold indebtedness and equity, bear interest at 10% and were due upon the earlier to occur of March 31, 2006, the closing of equity financing of $2 million or more, or a liquidation event. We repaid these notes in full in March 2006, upon completing the equity financing transaction described below.

On March 29, 2006, we entered into a Securities Purchase Agreement for the sale of 1,500,000 shares of unregistered convertible preferred stock and warrants. The preferred shares are convertible into 20,315,805 shares of common stock. The warrants are to purchase 10,157,899 shares of common stock at an exercise price of $0.62 per share, with a 5 year term. The transaction closed on March 30, 2006 and generated gross proceeds of approximately $6.3 million (before expenses and repayment of $1.1 million of interim financing obligations). Several members of our Board of Directors (or investment entities associated with them) and an Executive Officer participated in the transaction, providing a total of approximately $4.7 million of the gross proceeds raised:

•	Robert W. Felton Trust invested $2 million. We repaid $709,000 of interim financing to Mr. Felton, our Chairman, President, and Chief Executive Officer, from the proceeds of the capital raising.

•	First Media TF Holdings LLC invested $2 million. We repaid $205,000 of interim financing to First Media TF Holdings LLC from the proceeds of the capital raising

•	TenFold Director Steven H. Coltrin invested $500,000. We expect to use approximately $206,000 of the proceeds of the capital raising to pay accounts payable due to his firm, Coltrin & Associates, for marketing and public relations work provided to TenFold in earlier periods.

•	Samer Diab, Senior Vice President, Customer Services, invested $230,000.

We also repaid $205,000 of interim financing to Wasatch Investments LLC, an investment entity associated with TenFold Director Robert E. Parsons, Jr., from the proceeds of the capital raising.

The disinterested members of our Board of Directors approved these transactions.

Recent Accounting Pronouncements

On January 1, 2006, we adopted SFAS 123(R), which requires the measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors, including employee stock options and employee stock purchases related to the Employee Stock Purchase Plan, based on estimated fair values. See Note 19 of Notes to Financial Statements for more information.

On January 1, 2006, we adopted SFAS No. 154, Accounting Changes and Error Corrections. SFAS No. 154 is a replacement of APB No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle. SFAS No. 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and how to report a change in such circumstances. SFAS No. 154 also provides that a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for as a change in estimate effected by a change in accounting principle, and also provides that correction of errors in previously issued financial statements should be termed a “restatement.” SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Instruments, which amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. This statement is effective for all financial instruments acquired or issued in financial years beginning after September 15, 2006. We do not expect our adoption of this new standard to have a material impact on our financial position, results of operations or cash flows.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets to simplify accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Additionally, SFAS No. 156 applies to all separately recognized servicing assets and liabilities acquired or issued after the beginning of an entity’s fiscal year that begins after September 15, 2006, although early adoption is permitted. We do not expect our adoption of this new standard to have a material impact on our financial position, results of operations or cash flows.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (“FIN 48”) which prescribes a recognition threshold and measurement attribute, as well as criteria for subsequently recognizing, de-recognizing and measuring uncertain tax positions for financial statement purposes. FIN 48 also requires expanded disclosure with respect to the uncertainty in income tax assets and liabilities. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is required to be recognized as a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. We do not expect our adoption of this new standard to have a material impact on our financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157 Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective in fiscal years beginning after November 15, 2007. We are currently evaluating the impact of adopting the provisions of SFAS No. 157.

In September 2006, the FASB issued SFAS No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans (an amendment of FASB Statements No. 87, 88, 106, and 132R). SFAS No. 158 requires an employer to recognize in its statement of financial position an asset for a plan’s over funded status or a liability for a plan’s under funded status, measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year (with limited exceptions), and recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. SFAS No. 158 is effective in fiscal years beginning after December 15, 2006. As we do not have any defined benefit postretirement plans, we do not expect our adoption of this new standard to have a material impact on our financial position, results of operations or cash flows.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

As of December 31, 2005, we had cash and cash equivalents of $1.3 million, and restricted cash of $74,000. Substantially all of the cash equivalents consist of highly liquid investments with remaining maturities at the date of purchase of less than ninety days. These investments are subject to interest rate risk and will decrease in value if market interest rates increase. A hypothetical increase or decrease in market interest rates by 10 percent from the December 31, 2005 rates would cause the fair value of these cash investments to change by an insignificant amount. We do not invest in any financial derivatives or any other complex financial instruments. TenFold does not own any equity investments. Therefore, we do not have any direct equity price risk.

Currency Risk

Our operations include some transactions with customers and partners in the United Kingdom. Some of these transactions are denominated in British pounds. For example, we have had projects in the United Kingdom for which we received payment from our customer in British pounds, and paid a contractor we used in British pounds. As a result, our financial results could be affected by factors such as a change in the foreign currency exchange rate between the U.S. dollar and the British pound, or by weak economic conditions in the United Kingdom. When the U.S. dollar strengthens against the British pound, the value of receivables or payables denominated in British pounds decreases. When the U.S. dollar weakens against the British pound, the value of receivables or payables denominated in British pounds increases. The monetary activities which are impacted by foreign currency fluctuations are cash, accounts receivable, accounts payable, and certain accrued liabilities. A hypothetical 10 percent increase or decrease in the exchange rate between the U.S. dollar and the British pound from the December 31, 2005 rate would cause the fair value of such monetary assets and liabilities denominated in British pounds to change by an insignificant amount. We are not currently engaged in any foreign currency hedging activities.

BUSINESS

Business Overview

TenFold provides services and technology for building complex, Service Oriented Architecture (“SOA”)-compliant, mission-critical applications in significantly less time and cost than it would otherwise take using traditional development technologies. We believe that with TenFold’s technology, EnterpriseTenFold™ SOA (formerly “Universal Application”), customers will also experience significantly reduced ongoing applications maintenance and enhancement costs compared to what they generally experience with legacy applications.

At the end of 2005, we replaced our former Chief Executive Officer with long-time TenFold director and shareholder, Robert W. Felton. Under his leadership, we have changed our business model to focus on selling larger consulting projects, instead of the smaller prototype application projects that we primarily sold in 2005. We believe that providing larger consulting projects (that include the full breadth of applications consulting from applications design through production implementation) will be a more successful model for both us and our customers. We believe that some of our customers would have been more successful with their projects with more consulting assistance than they chose to purchase under our prior business model. Although we expect to be more successful with this new model, we have limited experience with the new model as we have introduced it only this year. We closed some new sales in 2006, including several new consulting projects, and reduced our quarterly net cash outflow in Q3 2006 to $871,000 compared to $1.9 million for Q2 2006; however, such sales have not been sufficient to generate positive cash flow from operations or profitability. As a result, it is unclear if or when we can expect to close significant sales to new or existing customers; and until we repeatedly do so, we are likely to continue to experience negative cash flow from operations and losses.

EnterpriseTenFold SOA automates most of what applications programmers typically do, and empowers small teams of business people and information technology (“IT”) professionals to design, build, test, deploy, and maintain complex, transaction and database-intensive applications, with significantly reduced demand on scarce IT resources as compared to other applications development approaches and technologies. Using a small team of business people supplemented with IT professionals for rapid applications development is a significant change from the industry-standard approach that relies on large teams of IT professionals who expend significant numbers of person years of effort to design, program, test, change, and deploy enterprise applications. We believe that with EnterpriseTenFold, customers get high-quality, complex enterprise applications into production faster and at significantly lower cost than with other applications development technologies.

We believe that in EnterpriseTenFold SOA, TenFold has developed the first, complete service oriented technology. TenFold provides an applications development environment that enables corporations to custom-build and maintain complex, database, transactional, enterprise applications rapidly with high quality and functional richness.

We believe EnterpriseTenFold SOA has two unique attributes that make building complex, database-intensive and transaction-intensive applications substantially cheaper, easier, and faster than traditional applications development methodologies and tools. First, EnterpriseTenFold SOA is a model-driven architecture that renders modeled applications, which means that EnterpriseTenFold SOA already includes most of what applications programmers typically do and automatically provides advanced applications functionality. Because of its model-driven architecture, we believe customers get more powerful, higher quality applications faster and at a fraction of the cost of traditional programming approaches. Second, since TenFold-powered applications development provides a tool and methodology that business people can effectively use, we believe it enables organizations to directly leverage their business experience and insight, and to adapt applications easily to meet changing business requirements. Thus we believe TenFold’s model-driven architecture lets a TenFold-trained team do Extremely Rapid Applications Development. As a result, a TenFold-trained team can build applications so quickly that customers experience both trying the application and improving the application in very short turnaround cycles to help ensure what is built is what the business really needs.

We believe EnterpriseTenFold SOA offers three unique benefits:

1.	Speed. EnterpriseTenFold SOA lets a small, trained team of business people and IT professionals build and enhance high-quality, high-performance, powerful applications much faster than other technology because building or enhancing a TenFold-powered application using EnterpriseTenFold SOA requires only describing applications features and functionality. Other applications development technologies also let you build and enhance applications, but most require large teams of programmers, take longer, and are risky for complex applications because those other technologies require detailed, complex, logic programming. The high failure rate of complex applications development projects suggests that other applications development technologies often lead to project cost and schedule overruns, applications quality problems, and sometimes project cancellations.

2.	Quality. EnterpriseTenFold SOA includes the TenFold RenderingEngine, which renders an application from its description (or model). With EnterpriseTenFold SOA, there is no need to write or test newly-written code in the building of an application. Thus, it is less likely for the application to have defects or quality problems. We believe that a TenFold-powered application works just as you describe it to work; it may not do what you want, but it does do what your description says for it to do. Because the code that every TenFold-powered application executes is the same well-tested code that TenFold provides before a project begins, we believe TenFold-powered applications are much higher quality than most other applications.

3.	Power. The TenFold RenderingEngine contains thousands of features that make any TenFold-powered application more functionally-rich than the same application that a programmer-staffed applications development team could pragmatically afford to program. TenFold-powered applications have clever, powerful features unavailable in most other applications.

Our business model focuses on providing applications development services and our EnterpriseTenFold technology, support, and training, to customers who can use a TenFold team or their own business teams to build and maintain applications.

Business History

We founded TenFold in 1993. We spent the first several years primarily developing our patented EnterpriseTenFold technology. In 1996, we began using EnterpriseTenFold to build applications for customers.

In 1999, we completed our initial public offering. In 1999 and early 2000, we tested a new business model that caused us to face significant financial, legal, and operational issues. Starting in late 2000 we took steps to resolve the financial and legal liabilities that arose as a result of the interim business model and to restore the company to sound business health.

We raised capital twice during 2003. In February 2003, Robert W. Felton, a long-time TenFold director (who also recently became our Chairman, President, and Chief Executive Officer), made an investment of $700,000 in TenFold, by acquiring restricted TenFold common stock. In December 2003, we closed a $10 million private placement of restricted TenFold common stock.

During 2003 and 2004, we continued sales and marketing related initiatives including establishing alliance relationships with distributors such as VARs; prototyped a new sales model focusing on selling small, paid proof-of-concept projects; initiated internet access to TenFold technology; introduced TenFold Support SpeedPro, making expert consultants available for short-duration projects; and increased marketing and public relations efforts to broaden awareness of and interest in TenFold technology.

During 2004 and 2005, we enhanced EnterpriseTenFold adding substantial new functionality and features:

•	SOA-compliance, including expanded web services standards support, authentication, single-sign-on and security integration, and enhanced integration tools

•	A new-generation browser user interface based on the XML and Ajax technologies

•	Multi-language support that includes Japanese and other multi-byte languages, and an auto-translation feature

•	The new generation of applications development environment – TenFoldTools – that we believe greatly improves developers’ productivity

•	User interface enhancements that allow developers to add graphical and web content to applications, and that we believe make our user interface more intuitive for untrained end-users

•	Support for new applications platforms including various types of the open-source Linux operating system, open-source databases MySQL and EnterpriseDB, and support for recent versions of Oracle and other platforms

•	Improvements in applications server stability, performance, and scalability

During 2005, we continued to focus substantial effort on our marketing and public relations efforts to increase awareness of TenFold, TenFold technology, and to generate leads. We used a multi-faceted, integrated approach to marketing that included e-mail, direct mail, and telemarketing to support our TenFold Seminars as our principal approach to introducing people to TenFold and TenFold technology. We conducted numerous TenFold Seminars in various major metropolitan areas during 2005. Our lead generation increased substantially.

During 2005, we earned revenues from 45 customers. We continued to focus new-customer sales on selling small, proof-of-concept projects as part of our penetrate and radiate sales program. Once we completed an initial project, we attempted to radiate into the account by selling additional services and licenses. The financial impact of the new-account, or “penetrate”, transactions was immaterial to our overall financial performance. Some of these accounts radiated from proof-of-concept projects to purchase larger production licenses and additional services. However, they were not sufficiently large for us to achieve profitability or positive cash flow.

Some of our customers accounted for more than 10 percent of our annual revenues in 2005. XanGo accounted for 20 percent, JPMorgan Chase accounted for 18 percent, and DevonWay (a related party, see Management’s Discussion and Analysis of Financial Condition and Results of Operations – Related Party Transactions for more information) accounted for 11 percent of our revenues for the year ended December 31, 2005. XanGo completed its use of our consulting services for its application development project during the quarter ended December 31, 2005. XanGo has currently decided not to implement its TenFold-powered application into production. JPMorgan Chase substantially completed its application development project during the quarter ended March 31, 2005, and has its TenFold-powered application in production use. It continues to purchase support from us, and other services from time to time. DevonWay completed its application development project with us during the quarter ended December 31, 2005, is in the process of further enhancing and preparing its TenFold-powered application for production use, and continues to purchase support from us, and other services from time to time. In future periods, however, we do not expect the amount of revenue from these customers to be significant as they have completed their current projects with us. We have not sold new projects to replace these projects, and are not currently working on any significant consulting projects. See Management’s Discussion and Analysis of Financial Condition and Results of Operations – 2005 as Compared to 2004—Revenues for more information.

Cedars-Sinai Medical Center accounted for 50 percent, JPMorgan Chase accounted for 22 percent, and Sapient accounted for 15 percent of our revenues for the year ended December 31, 2004. Allstate accounted for 41 percent, JPMorgan Chase accounted for 25 percent, and Sapient accounted for 23 percent of our revenues for the year ended December 31, 2003.

Revenues from customers outside of North America were approximately 11 percent of total revenues for 2005, 20 percent of total revenues for 2004, and 29 percent of total revenues for 2003. Revenues from customers in the United Kingdom were 9 percent of total revenues for 2005, 19 percent of total revenues for 2004, and 29 percent of total revenues for 2003. Revenues from operations in Argentina were 2 percent of total revenues for 2005, 0.9 percent of total revenues for 2004, and 0.5 percent of total revenues for 2003. Our long-lived assets are deployed in the United States.

Customers with TenFold-powered applications in production today include, among others, Abbey National Bank, Allstate Insurance, Barclays Global Investors, Cedars-Sinai Medical Center, Deutsche Bank, Franklin Templeton, Guidant, Ingenix (a subsidiary of UnitedHealth Group), iplan networks, JPMorgan Chase, MedCath, Rand Technology, RCM Capital Management LLC, Trinity Health, and Vertex (a subsidiary of United Utilities).

Industry Challenge

Organizations worldwide face increasing pressure to replace their legacy enterprise applications and introduce new applications as they seek to increase productivity, cut costs, introduce new products and services, address changing regulatory and competitive demands, and access new technology. But, organizations face daunting odds of failure because traditional processes for building, integrating, and deploying complex applications are costly and risky. Consequently, many organizations continue to make substantial investments to maintain legacy applications that inadequately meet current needs and do not address new business requirements. To obtain new or replacement applications, companies choose between buying a packaged software application or building a custom software application.

Organizations generally turn to independent software vendors, such as Enterprise Resource Planning (“ERP”) vendors or vertical software vendors, when seeking packaged applications. In general, packaged applications promise predictable quality and relatively quick implementation. However, packaged applications frequently require that an organization adapt its business practices to the software. ERP systems generally fail to address specific industry problems, such as patient management or securities lending; often cost considerably more than planned to implement; and, once installed, are difficult to modify to adapt to changing business needs. In addition, when an organization chooses the costly and time-consuming path of customizing a packaged application, cost and risk rise rapidly and the organization is generally inhibited from future opportunities to upgrade the packaged application when subsequent new releases are available.

Alternatively, organizations can build custom applications, either internally or with third parties. This approach promises organizations the functionality, flexibility, and fit they seek, but custom applications development carries a high risk of failure, with projects often exceeding budgets and schedules, and with many projects being cancelled prior to implementation due to time delays, budget overruns, and functional or technical deficiencies. Companies often hire software integration or services firms to build and implement mission-critical applications. These firms generally engage a large number of consultants who may remain on the project for years, and may exceed budgets and schedules without producing significantly better results than internal development organizations. In addition, these firms typically do not offer ongoing product enhancements because they build custom solutions for a single customer.

Applications development projects fail because the process of designing, programming, and testing complex applications with conventional tools and approaches is very complex and labor intensive. Designing, programming, testing, integrating, and deploying complex applications can be difficult, take a long time, be expensive, and tie up scarce IT resources. This high cost and high risk is in stark contrast to the business need for new applications that address current business practices and can be adapted quickly and easily to meet the evolving business requirements of a dynamic, highly competitive business environment.

TenFold Technology and Products

We believe TenFold’s patented EnterpriseTenFold SOA presents a significantly new approach to applications development. We believe that this approach reduces applications development and maintenance cost and time in two ways: first, by automating tedious, time-consuming, error-prone tasks that programmers would generally do; and, second, by providing an applications development tool and methodology that lets business people actively participate in applications development. We believe that EnterpriseTenFold SOA enables organizations to directly leverage their business experience and insight and to adapt applications easily to meet changing business requirements.

EnterpriseTenFold SOA has three key innovations that make designing, building, testing, deploying, and maintaining an application completely different from traditional programming-oriented technologies:

Innovation	Description

TenFoldTools

•        Can be used by non-technical business people with relatively little training and some help from an experienced TenFoldTools consultant.

•        Provides a sophisticated applications developer environment that is convenient for describing applications requirements.

•        Is itself a set of easy-to-use applications with security, concurrency control, audit trails, et cetera.

•        Is a set of TenFold-powered applications, so an applications developer has the same intuitive user interface, benefits from the same Quality and Power as other applications end-users.

TenFold Dictionary

•        Saves the applications description in an RDBMS to make changing the description easy and fast.

•        Secures and manages the applications description just as an RDBMS does for any applications database data such as invoices or insurance policies.

TenFold Rendering- Engine	• Reads the applications description and renders the application. • Supports using and changing an application as you describe it. • Scales to support tens of thousands of simultaneous end-users.

These EnterpriseTenFold SOA innovations work together to automate tedious, repetitive, and error-prone tasks like writing SQL, Java, C++, or VisualBasic code. We believe that automating tedious programming tasks lets applications developers focus their intellect and energy on solving the business problem instead of fighting technology problems.

We believe this revolutionary EnterpriseTenFold SOA approach has important implications:

Implication	Description

Requirements are easier, faster, and more rewarding

•        Accelerates the difficult, time-consuming, resource intensive, traditional first step in applications development, Requirements.

•        Lets applications developers describe and unambiguously record requirements with TenFoldTools.

•        Lets applications developers see a running application as they describe requirements.

•        Lets applications developers build and modify their application quickly, so they can evolve requirements in concert with developing and trying their application.

Power features make applications functionally richer

•        Built-in TenFold RenderingEngine features make applications automatically powerful with a slick Windows user-interface, a slick browser interface that includes Ajax behavior, powerful database features like TimeRelation, AuditTrail, and more.

The meaning and purpose of Testing changes to everyone’s benefit

•        TenFold RenderingEngine renders a working application, so testing becomes ‘an exercise to verify the business solution,’ instead of ‘figure out where it blows up and fix it.’

•        With portions of the application running almost at the very start of the project, users can demonstrate it to business people and get feedback throughout the project, not just at the end when the project should be complete.

•        Automated regression testing tools let users capture what they want to automatically test and help them ensure that ongoing applications changes do not impact things that work as they wish.

Change is fast, responsive, and significantly lower cost

•        Since changing an application involves only changing its description, change is much faster and less costly than alternative reprogramming strategies that are prevalent with traditional technologies and inherent in legacy systems.

•        Automated regression testing tools make it possible to fully test a new applications version quickly and verify that new features work and that existing features still work as before.

•        Built-in change management tools automate most of the work in promoting new applications versions into production.

The EnterpriseTenFold SOA value proposition provides three major benefits – Speed, Quality, and Power – to its customers. Speed. EnterpriseTenFold SOA makes building complex applications faster than other technologies so projects can be finished in months, not years. Quality . EnterpriseTenFold SOA addresses eleven key attributes of quality applications. Since TenFold RenderingEngine renders an application from its description, tedious, error-prone, programming-like tasks are avoided in building or enhancing a TenFold-powered application. Thus, we believe the quality of the application is excellent. Power . EnterpriseTenFold SOA renders an application from its description and automatically includes considerable, rich built-in functionality in the application. Interestingly, complex feature requirements, which traditionally generate complexity and a high likelihood of project failure, add little incremental cost to TenFold applications development, just as a spreadsheet requiring more-complex formulas is not significantly more costly to build than one with only simple formulas.

EnterpriseTenFold SOA has been in development for more than 13 years, contains more than 3.3 million lines of C and C++ code, and is covered by three issued United States patents. We believe that with EnterpriseTenFold SOA, business people or applications developers with little or no traditional programming skills can collaborate with IT professionals to build and maintain an application by describing the application without needing to program in C, C++, Java, HTML, Structured Query Language (“SQL”) or other programming languages and without the need to do other programming-like tasks such as designing screens and writing technical designs.

We believe EnterpriseTenFold SOA delivers these benefits:

•	Faster development of complex applications because EnterpriseTenFold SOA automates tasks that programmers would otherwise have to do such as coding SQL, coding logic functions, managing computer-to-computer communications, and coding user interface screens;

•	Longer-lived applications that can survive changes in underlying technologies without requiring applications rewrites, because EnterpriseTenFold SOA insulates applications from many technical changes such as new operating system and database software releases;

•	Relatively easy development of web services as a customer can expose any part of a TenFold-powered application as an industry-standard web service;

•	Reduced maintenance costs because there is little or no code to maintain;

•	Improved quality because EnterpriseTenFold SOA replaces individually-coded logic with already-existing, thoroughly-tested algorithms that provide both basic and sophisticated applications behavior such as security, menus, transaction behavior, and powerful windows and browser user interface features;

•	Greater consistency to look, feel and operation across the entire application, by replacing individually-built screen designs and transactions with a systematic, optimal, standard design and by eliminating the details of screen layout and repetitive transaction behavior from the application developer’s task list; •
•	Demonstrated scalability as customers add simultaneous end-users and computing capacity; and

•	Typically sub-second response-time on properly configured hardware for most applications actions, because EnterpriseTenFold SOA is carefully optimized to provide good performance.

In addition to the above benefits, EnterpriseTenFold SOA has many distinguishing advanced features. The following is a partial listing of these features:

•	Portability across popular databases such as Oracle, DB2, SQL Server, Sybase, EnterpriseDB, and MySQL;

•	Generation of all SQL statements for accessing and updating data, each highly optimized for each relational database;

•	Automatic screen layout to ensure consistency and quality in both web and desktop environments;

•	Automatic creation of both a Windows and web browser user interface;

•	Built-in support for query and update of time-varying data such as effective-dated employee or insurance policy records;

•	Real-time, server-supplied screen refresh of detail and summary information as underlying data changes;

•	Simplified business rule definition and optimized rule execution for workflow, posting, access control, and other sophisticated rule types;

•	Formal rule abstractions for validation, propagation, population, without requiring application developers to master complex event models;

•	Shared middle-tier caching, deferred query execution, and optimistic concurrency control to minimize database server load;

•	Codeless integration with third-party applications via real-time messages, APIs, or files based on a simple interface description including support for many different messaging layers such as Tibco, TCP/IP, MQSeries, and Pipes; and

•	Application-level data synchronization between central servers and intermittently connected laptops.

EnterpriseTenFold SOA is composed of components for developing, executing, integrating, and configuring applications.

Developing an Application. TenFoldTools provides a sophisticated user interface that lets applications developers describe an application without traditional programming activities. Business people or other applications developers describe the database that the application uses and manages, transactions that business end-users use to do each end-user activity, and rules that control transaction behavior. TenFoldTools is itself a TenFold-powered application, that applications developers use to describe their application. TenFold AutoTest, a portion of TenFoldTools, uses patented techniques to simplify and automate functional and regression testing. TenFold Reporter and TenFoldAnalyzer, each a portion of TenFoldTools, let business people define their own reports and real-time data analysis. TenFoldTools store the description of their applications objects in a relational database called TenFold Dictionary.

Executing an Application. TenFold RenderingEngine is an executable program, generally deployed in various configurations on multiple client and server computers, that reads an applications description from TenFold Dictionary and runs as that application. TenFold RenderingEngine has these four major components:

Component	Description

TenFold Client	The TenFoldClient part of the TenFold RenderingEngine typically runs on a client computer and interacts with you as you use a TenFold-powered application. TenFoldClient is a feature-rich, secure, portable, and graphical, transaction-execution environment that implements transaction requirements that applications developers describe in the TenFold Dictionary.

TenFoldClient includes TenFold Browser UI Library, TenFold Windows UI Library, TenFold TransactionManager, TenFold FrameComposer, TenFold FrameManager, TenFold GraphicInterface Library, TenFold TransactionEngine, and TenFold GraphicInterface standard.

TenFold Server	The TenFoldServer part of the TenFold Rendering Engine typically runs on a server computer and provides non-visible applications services. TenFoldServer provides an open-to-industry-standards messaging layer, applications server technologies, and standard business engines, and distributes data-intensive and computing-intensive processing across multiple server computers and multiple distributed databases.

TenFoldServer includes TenFold Security Library, TenFold Server Manager, TenFold FastConnect, TenFold Messages Library, TenFold Scheduler, TenFold Network Library, TenFold BusinessEngines, and TenFold Messages standard.

LogicXpress	The LogicXpress part of the TenFold RenderingEngine includes TenFold Language for describing complex applications logic, reports, and processes, and technologies to compile, distribute, and efficiently run that logic portably across the various client and server computers on which you deploy an application.

LogicXpress includes TenFold Compiler, TenFold Interpreter, TenFold MetaFile Library, TenFold Language, and TenFold MetaFile standards.

TenFold Kernel	The TenFoldKernel part of the TenFold RenderingEngine provides rich, portable, data-related functionality and powerful, standard, basic-applications functions to other TenFold RenderingEngine components. TenFoldKernel provides a dictionary-driven, read-write set interface to supported relational databases, and provides optimal performance, guaranteed portability, low development cost, low maintenance cost, and rich functionality to both applications and EnterpriseTenFold.

TenFoldKernel includes TenFold Database Library, TenFold OptionsFile Library, TenFold Validation Library, TenFold Knobs&Dials Library, TenFold Error Library, TenFold CommonRoutines Library, and TenFold OperatingSystem Library.

Integrating an Application. TenFoldTools contains integration tools, called TenFoldConnect, that connect a TenFold-powered application to other applications, both within a company and at its customers and suppliers. Whether exchanging files, directly accessing another database, or using real-time messaging, applications developers codelessly describe the path that data follows to interface with typically-inflexible legacy or third party applications. Applications developers can convert and cleanse data during its passage to or from a TenFold-powered application.

Configuring an Application. EnterpriseTenFold SOA supports leading relational databases, server operating systems, client operating systems, web servers and browsers, and communications systems. EnterpriseTenFold SOA is highly configurable so that it can distribute components of the TenFold RenderingEngine across many computers to provide n-tier processing or run on a single computer. Configuration options let customers tune performance and scalability by configuring EnterpriseTenFold SOA to match the underlying hardware and software environment. The EnterpriseTenFold SOA architectural design simplifies adding support for additional technologies to respond to customer needs and emerging new technology market changes.

TenFold ComponentWare

TenFold ComponentWare is a family of pre-written applications components that easily plug into EnterpriseTenFold SOA to extend its functionality without programming. For example, PowerBilling provides a robust suite of billing transactions, engines, and features. PowerAccounting makes it easy to include accounting-system integration to application descriptions.

TenFold Services

We offer consulting services that provide end-to-end custom applications development solutions and systems integration; basic and advanced applications development training; EnterpriseTenFold maintenance training; and customer support.

Training

TenFold University offers training so that customers can learn how to successfully build, implement, operate, maintain, and enhance their applications. Available training services include classroom instruction (with detailed courseware) offered at TenFold locations on a published schedule or at customer locations scheduled on demand, and on-site, on-the-job training working alongside TenFold expert consultants.

Consulting Services

Our consulting services offer expertise in using EnterpriseTenFold SOA to provide end-to-end custom applications development solutions and systems integration. Our consultants help customers design, develop, test, integrate, deploy, operate and maintain their applications.

Implementation services include converting and cleansing legacy data, systems integration, running parallel application testing, and managing the implementation project. We use TenFold technology to leverage open standards, such as web services to build, connect, and streamline business processes.

Our consulting services provide technology transfer, which helps customer staff become self-sufficient with TenFold technology and tools.

Customer Support and SpeedPro Consulting

We provide customers who buy support services with new releases of EnterpriseTenFold SOA as new releases become available, telephone technical support for EnterpriseTenFold SOA, and, optionally, telephone applications support for their TenFold-powered application. We make SpeedPro consulting available to customers who maintain a support relationship with TenFold. SpeedPro offers customers a way to obtain the services of a TenFold expert at a moment’s notice for immediate help or for short projects.

Competition

The competitive landscape for new and legacy-replacement enterprise applications is split among the options available to corporations today. These options are:

•	Status quo;

•	Buy a packaged application (with or without modification); and

•	Build a new application using internal IT resources or third-party consulting and software integration firms.

Status quo

TenFold’s largest competitor is “status quo.” Corporations continually wrestle with the issue of when to take on the challenge of building strategic new applications or attempting to retire and replace “legacy” applications. In recent years, most companies chose to invest large amounts of money to maintain legacy applications rather than replace them. Remaining with the status quo results in: continuously increasing costs as maintenance on top of maintenance gets harder; acceptance of barely adequate applications; limitations on lowering costs; limitations to embracing new technologies; and, difficulty in adding products or expanding markets. Status quo postpones the inevitable replacement of the application.

Buy a Packaged Application (with or without modification)

Many corporations prefer to obtain an off-the-shelf application from ERP or vertical packaged software vendors. Corporations license software packages to limit the risks associated with new software development projects. However, packaged applications force corporations to conform their business problems to the packaged solution, often with a poor fit. Corporations can modify a packaged application to solve their business problems, but such blended solutions are expensive, slow to implement, and suffer from poor integration.

We believe buying packaged applications is not a viable solution for replacing many legacy applications for most customers in most industries, as reasonable-fit packaged applications do not exist.

Build New Applications

When companies contemplate building their own applications on their own or with help, TenFold competes primarily with suppliers of traditional programming technologies and development tools. Internal IT organizations and third party consulting firms frequently use tools from Oracle, IBM, Microsoft, BEA, Computer Associates, and others.

Programming languages such as COBOL, C, and C++ perform well and scale well, but require extraordinarily large project teams to spend multiple years to complete projects. Such projects generally run over budget in time and dollars and frequently fail. Visual Basic, SmallTalk, and other personal computer technologies support rapid applications development and improved productivity for smaller projects, but do not scale to support large numbers of end-users.

Today’s typical technologies include Java, J2EE, .NET, and other component-enabling technologies intending to make Java and Java-like languages viable for complex applications. Such technologies, all of which rely on programmers, have not significantly reduced the time and cost of large applications development at this time. Using such technologies for very large, complex applications development projects is likely to result in continued high failure rates for applications build projects since longer projects and large numbers of programmers on a project increase risk of failure exponentially according to most industry pundits.

Patents, Intellectual Property Rights and Licensing

We rely primarily on a combination of patent, copyright, trade secret and trademark laws, and nondisclosure and other contractual restrictions on copying and distribution to protect our proprietary technology. We have received three separate patents in the United States. The first patent (US Patent # 6016394) relates to EnterpriseTenFold. The second (US Patent # 6061643) relates to TenFold AutoTest, our automated testing technology. The third patent (US Patent # 6301701) relates to our computer-assisted testing of software application components. We have these patents issued and pending in other countries. Our trademark portfolio contains a variety of U.S. and international trademark registrations and pending trademark applications.

In addition, as part of our confidentiality procedures, we enter into nondisclosure agreements with our employees, customers, consultants, and corporate partners, and limit access to and distribution of our software, documentation, and other proprietary information. We retain ownership of EnterpriseTenFold. Under our prior business model we generally retained ownership of the applications products that we developed for customers; however, we allowed a small number of customers to own rights to the applications we developed for them. In some cases, our contracts obligate us to pay royalties on future sales of specific applications, or prohibit us from licensing applications for specified periods of time or to specified third parties.

For information concerning risks associated with intellectual property rights, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Factors that May Affect Future Results and Market Price of Stock.”

Research and Development

Our technology development organization consists of teams of development engineers and product managers. These teams use a “documentation-centric” development process that includes planning and documenting deliverables in advance, adhering to coding standards, and performing nightly regression tests of all technology. We continuously monitor quality, analyze the root-cause of defects, report daily and weekly status, and regularly communicate individual and team performance and adherence to schedule and functionality requirements.

Our development infrastructure and processes produce documentation, quality assurance, platform certification, release management, and delivery capabilities (in addition to design and implementation functions) for our technology and products. Developers use TenFold AutoTest – our patented integrated testing technology – to perform nightly regression tests on all products, components, and technologies under development or modification. Developers use DocuManage, our web-based documentation management and reference system, to access and maintain product documentation.

Our development organization regularly produces new versions and releases of our EnterpriseTenFold technology. Our latest major release of EnterpriseTenFold includes many new features that we believe, make building enterprise applications faster, production deployment more robust, and production management more cost-effective.

Research and development expenses were $3.5 million for the year ended December 31, 2005, $3.7 million for the year ended December 31, 2004, and $3.5 million in 2003. As of December 31, 2005, we had 21 staff engaged in research and development activities. We intend to continue to make investments in research and development to maintain and enhance our technology.

Employees

As of December 31, 2006, we had 46 employees, including 11 in consulting, training and support, 18 in research and development, 5 in sales and marketing, and 12 in finance, administrative, and information technology support functions. During the year ended December 31, 2006, our average headcount was 46. None of our employees is represented by a labor union or a collective bargaining agreement and all are at-will employees.

LEGAL PROCEEDINGS

Unresolved Stockholder Matter

On November 6, 2001, a class action complaint alleging violations of the federal securities laws was filed in the United States District Court for the Southern District of New York naming as defendants TenFold, certain of our officers and directors, and certain underwriters of our initial public offering. An amended complaint was filed on April 24, 2002. TenFold and certain of our officers and directors are named in the suit pursuant to Section 11 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act 1934 on the basis of an alleged failure to disclose the underwriters’ alleged compensation and manipulative practices. Similar complaints have been filed against over 300 other issuers that have had initial public offerings since 1998. The individual officer and director defendants entered into tolling agreements and, pursuant to a Court Order dated October 9, 2002, were dismissed from the litigation without prejudice. On February 19, 2003, the Court granted a Motion to Dismiss the Rule 10b-5 claims against 116 defendants, including TenFold. On June 27, 2003, our Board of Directors approved a proposed partial settlement with the plaintiffs in this matter. The settlement would provide, among other things, a release of TenFold and of the individual defendants for the alleged wrongful conduct in the Amended Complaint. We agreed to undertake other responsibilities under the partial settlement, including agreeing to assign away, not assert, or release certain potential claims we may have against our underwriters. In June 2004, a motion for preliminary approval of the settlement was filed with the Court. The underwriters filed a memorandum with the Court opposing preliminary approval of the settlement. The Court granted preliminary approval of the settlement on February 15, 2005, subject to certain modifications. On August 31, 2005, the Court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The Court also appointed the Notice Administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members beginning on November 15, 2005. A settlement fairness hearing was held on April 24, 2006, however no ruling has been issued yet by the Court. On December 5, 2006, the United States Court of Appeals for the Second Circuit issued a decision vacating the order of the United States District Court for the Southern District of New York that had granted class certification for the plaintiffs, and remanded the matter for further proceedings. There can be no assurance that the proposed settlement would be approved and implemented in its current form, or at all. Any direct financial impact of the proposed settlement is expected to be borne by our insurers. At this point, we do not believe that this lawsuit will have a material adverse impact on our business, results of operations, financial position, or liquidity. Accordingly, no related losses have been provided for in our accompanying financial statements.

Assessing litigation

We review litigation claims each quarter to determine the likelihood that the claim will result in a loss. Due to the inherent uncertainties of litigation, predicting the ultimate outcome of litigation is very difficult. Significant management judgment is required to conclude on the likely outcome of outstanding litigation. As part of that review, we consider our available insurance coverage. Such coverage is subject to the particular policy’s total limit, and typically subject to the insurer’s standard reservation of rights regarding conditions or findings that might exclude coverage for a particular matter.

If a loss is considered probable on a litigation claim, management estimates the loss and we accrue the estimated loss. If a loss is considered probable but cannot be reasonably estimated, we disclose the contingency in these notes to our financial statements. Losses may however result on litigation claims that are not considered probable or are not estimable at the current time, potentially having a material adverse impact on our future business, results of operations, financial position, or liquidity.

Indemnifications, Warranties, Complaints and Insurance

As permitted under Delaware law, and as provided in agreements with our officers and Directors, we have indemnified officers and Directors for certain claims asserted against them in connection with their service as an officer or Director of TenFold. The maximum potential amount of future payments that we could be required to make under these indemnification provisions is unlimited. However, we have purchased Directors’ and Officers’ insurance policies that reduce our monetary exposure and enable us to recover a portion of any future amounts paid. As a result of this insurance coverage, we believe the estimated fair value of these indemnification agreements is not material.

Our agreements with customers generally require us to indemnify the customer against claims that our software infringes third party patent, copyright, or other proprietary rights. Such indemnification obligations are generally limited in a variety of industry-standard respects, including a right to replace an infringing product or cancel the software license and return the fees paid by the customer. To date, we have not incurred costs to defend lawsuits or settle claims related to these indemnification agreements, and no such claims were outstanding at September 30, 2006. As a result, we have not recorded a liability for infringement costs as of September 30, 2006.

Our agreements with customers also generally provide a warranty that for so long as the customer is paying for support services, our software will materially conform to the related documentation, and that our software has been developed in a workmanlike manner. To date, we have not incurred significant warranty costs. As a result, we have not recorded a liability for warranty costs as of September 30, 2006.

We are subject to various customer complaints or disputes that arise in the ordinary course of business from time-to-time. We do not believe that the ultimate liability, if any, to resolve currently outstanding complaints or disputes will have a material impact on our future business, results of operations, financial position, or liquidity.

We have an industry-standard, errors and omissions insurance policy. This policy excludes contractual related disputes such as cost and time guarantees, and only covers software errors or omissions that occur after the delivery of software. We believe this policy provides adequate coverage for potential damages related to errors and omissions in our delivered software.

DESCRIPTION OF OUR PROPERTIES

TenFold currently owns no real property. Below is a description of our leased property and the status of each facility at September 30, 2006:

Location	Sq. Feet	Lease expires	Use
South Jordan , UT	22,310	August 31, 2007	Corporate headquarters, research and development, consulting, support, education, sales, executive and administrative activities.

San Francisco, CA	3,518	April 30, 2007	Research and development, and consulting.

We conduct much of our operations from our corporate headquarters located near Salt Lake City, Utah. Our staff currently work at this office, at our San Francisco office, at customer sites, or from home offices. During 2006, we do not presently anticipate needing material additional office space.

MANAGEMENT

The executive officers and directors of the Company are listed below. Under the Company’s Certificate of Incorporation, the Board of Directors is divided into two classes, with staggered two-year terms. The Class I directors are Stephen H. Coltrin, Robert W. Felton and Ralph W. Hardy, Jr. The Class II directors are Jeffrey L. Walker, and Robert E. Parsons, Jr. Additional information is provided below:

Name	Age	Position(s)
Robert Felton	67	Chairman of the Board of Directors, Chief Executive Officer, and President
Alexei Chadovich	47	Senior Vice President, Research and Development
Samer Diab	38	Senior Vice President, Customer Services
Robert Hughes	47	Chief Financial Officer, Chief of Staff
Robert Trounce	36	Vice President, Consulting
Jeffrey Walker	64	Executive Vice President, Chief Technology Officer, and Director
Sally White	46	Vice President, Business Development
Stephen Coltrin	61	Director
Ralph Hardy, Jr.	65	Director
Robert Parsons, Jr.	51	Director

Robert Felton joined TenFold as an executive officer in November 2005, and has served as Chairman of the Board of Directors, Chief Executive Officer, and President since that time. Mr. Felton has also served as a member of TenFold’s Board of Directors since March 1997. Mr. Felton is the founder and Chairman of DevonWay, a software applications company, which he founded in May 2005, and a customer of TenFold. Mr. Felton was the founder of Indus International, a software applications company, and served as Indus’s Chairman, President, and Chief Executive Officer from January 1988 to March 1999 at which point he retired. Mr. Felton also served as a member of the Board of Directors of Indus International since its inception in 1988 until 2002. Prior to that, Mr. Felton was the founder and CEO of Tera Corporation (later renamed Tenera Corporation) from 1974 to 1985. Mr. Felton served in the nuclear submarine force of the U.S Navy from 1962 to 1970. Mr. Felton holds a BS in mechanical engineering from Cornell University and an MS in nuclear engineering from the University of Washington.

Alexei Chadovich joined TenFold in October 1997, and has served as Senior Vice President of Research & Development since February 2002. Prior to that, Mr. Chadovich held various technical and development management roles at TenFold including Director, Development, Vice President of Universal Application Client, Director of Universal Application Core, Senior Developer, and Architect for Universal Application Client. Prior to joining TenFold, Mr. Chadovich served from 1996 to 1997 as software architect and developer with Corel Corporation, a business and graphics software development company. From 1990 to 1996, Mr. Chadovich served in various software development and architect positions with WordPerfect Corp., a business software development company, and after its merger with Novell Inc. in 1994, a business and networking software development company. Prior to joining WordPerfect, Mr. Chadovich held various software development management positions with Kurchatov Atomic Energy Institute in Russia, a physics research institute. Mr. Chadovich holds MS in Computer Science from Moscow Institute of Electronic Technology, Russia.

Samer Diab joined TenFold in June 1994 and has served as Senior Vice President, Customer Services since April 2004. From September 2002 to April 2004, Mr. Diab served as TenFold’s Operations Chief of Staff, and from October 1999 to September 2002, he served as a Vice President of Applications Development for TenFold and a prior wholly owned subsidiary. From June 1994 to October 1999, Mr. Diab served in various technical and management roles in TenFold’s development and consulting organizations. Prior to joining TenFold, Mr. Diab served from 1989 to 1994 in various technical, architectural, and managerial roles in the Applications Division of Oracle Corporation, a large database and applications software company. Mr. Diab holds a BS in Electrical Engineering from the California Institute of Technology.

Robert Hughes joined TenFold in February 1995, and has served as Chief Financial Officer since January 2006 and as Chief of Staff since November 2005. Mr. Hughes has also served as Senior Vice President Finance since December 2000 and Chief Accounting Officer since May 2003. From September 2000 until December 2000, Mr. Hughes served as Chief Financial Officer of a TenFold subsidiary. From February 1995 until August 2000, Mr. Hughes served as TenFold’s Chief Financial Officer. Prior to joining TenFold, Mr. Hughes served in various finance and administrative capacities at Oracle Corporation, a large database and applications software company, from 1989 to 1995. Prior to joining Oracle, from 1982 to 1989, Mr. Hughes served in various audit positions for KPMG LLP, a public accounting firm. Mr. Hughes holds a BA in business administration from the Haas School of Business, University of California, Berkeley, and is a Certified Public Accountant.

Robert Trounce joined TenFold in February 1998 and has served as Vice President, Consulting since October 2005. From May 2005 to October 2005, Mr. Trounce served as Client Services Executive. From February 1998 to May 2005, Mr. Trounce served in various technical, account management and project management roles in TenFold’s applications development and consulting organizations. Prior to joining TenFold, Mr. Trounce served as an Associate Systems Engineer at Electronic Data Systems, an information technology and business process outsourcing services company. Mr. Trounce holds a BS in Business Management with an emphasis in Management Information Systems from the Marriott School of Management, Brigham Young University.

Jeffrey Walker founded TenFold in February 1993 and has served as Executive Vice President, and Chief Technology Officer since October 1996. He served as its Chairman from TenFold’s inception to November 2005. From TenFold’s inception to October 1996, Mr. Walker served as TenFold’s President, Chief Executive Officer, and Chief Technology Officer. Prior to founding TenFold, from 1991 to 1993, Mr. Walker was an independent consultant. From 1985 to 1991, Mr. Walker held several management positions at Oracle Corporation, a large database and applications software company, including Executive Vice President from 1987 to 1991, General Manager Applications Division from 1985 to 1991, Chief Financial Officer from 1987 to 1991, and Senior Vice President of Marketing during 1986. Prior to joining Oracle, Mr. Walker founded and served as Chief Executive Officer of Walker Interactive Products, an application software company, from 1980 to 1985. Mr. Walker holds a BA in mathematics from Brown University.

Sally White joined TenFold in May 2000 and has served as Vice President, Business Development since February 2002. From May 2000 to February 2002, Ms. White served as TenFold’s Training Sales Director. Prior to joining TenFold, Ms. White held several management positions with Provant, Inc., a performance improvement training services organization, including Director of Business Development from 1997 to 1999 and Vice President of Sales Strategies from 1999 to 2000. From 1988 to 1997, Ms. White was Vice President of Sales and Marketing for Innovations, a leadership seminar company. From 1982 to 1988, Ms. White served as the Director of Marketing, then Vice President of Sales and Marketing for Mrs. Fields Cookies, Inc. a global chain of premier cookie shops. Ms. White holds BS in communications from Westminster College and an MBA from Alameda College.

Stephen Coltrin has served as a member of TenFold’s Board of Directors since May 19, 2005. Mr. Coltrin is founder, Chairman and CEO of Coltrin & Associates, Inc., a strategic public relations firm, founded in 1982, that provides counsel to global brands dealing with all aspects of public relations and crisis communications. From October 2004 to November 2005, Coltrin & Associates provided public relations and corporate communications services to TenFold. Since

November 2005, TenFold has not received services from Coltrin & Associates. Mr. Coltrin serves as a Vice Chairman on the Board of Directors for the International Radio and Television Society Foundation, on the National Advisory Board of America’s Freedom Festival at Provo, on the Advisory and Advancement Council of the Utah State University Journalism & Communication Department, and as a member of the Board of Directors for Klinger Advanced Aesthetics, Inc.

Ralph Hardy, Jr. has served as a member of TenFold’s Board of Directors since February 1998. Mr. Hardy is the principal operating officer, director and a stockholder of First Media Corporation, which is the ultimate parent of First Media TF Holdings, LLC, a stockholder of TenFold. Through other subsidiaries, First Media Corporation owns investments in commercial broadcasting stations and in various other private entities. First Media Corporation, which is substantially owned by the Richard E. Marriott family, also owns, through a subsidiary, stock of various publicly held companies such as Host Marriott Corporation and Marriott International, Inc. Mr. Hardy has served as a member of the law firm of Dow, Lohnes & Albertson PLLC, Washington, D.C., since 1974. Mr. Hardy holds a BS in political science from the University of Utah and a JD from the University of California at Berkeley School of Law (Boalt Hall).

Robert Parsons, Jr. has served as a member of TenFold’s Board of Directors since September 2004. Mr. Parsons is Executive Vice President and Chief Financial Officer of Exclusive Resorts. Prior to joining Exclusive Resorts in 2004, Mr. Parsons had 23 years of experience with both Marriott and Host Marriott Corporation, and served for the last seven years as Executive Vice President and Chief Financial Officer of Host Marriott. Prior to the division of Marriott Corporation in the early 1990s (into Marriott International, Inc. and Host Marriott Corporation), Mr. Parsons was Vice President and Assistant Treasurer of Marriott Corporation. Mr. Parsons has also served as Chairman of the Hotel Development Committee of the Urban Land Institute, a member of the National Advisory Counsel of the Graduate School of Management at Brigham Young University, and is a Director of CNL Hotels and Resorts.

Although TenFold’s stock is not listed for trading on NASDAQ or any other stock exchange, the Board of Directors has determined that Mr. Hardy, and Mr. Parsons are “independent” in accordance with Rule 4200(a)(15) of the NASDAQ Stock Market’s listing standards. Richard Bennett, Jr., who served as a director during 2006, was also “independent” under the NASDAQ Stock Market listing standards. TenFold’s audit committee and compensation committee are each composed of Messrs. Hardy and Parsons. TenFold does not have a nominating committee or a committee serving a similar function. TenFold’s nominating function is performed by all members of its Board of Directors, including Mr. Coltrin, Mr. Felton and Mr. Walker, who are not “independent” under the NASDAQ Stock Market listing standards.

COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information that has been provided to TenFold with respect to beneficial ownership of shares of TenFold’s common stock as of December 29, 2006, for (i) each person who is known by TenFold to own beneficially more than five percent of the outstanding shares of common stock, (ii) each current director of TenFold, (iii) each of the named executive officers listed in the Summary Compensation Table and (iv) all current directors and executive officers of TenFold as a group.

Name and Address (1)	Shares of Common Stock (2)		Convertible Preferred, Warrants, Options Exercisable (3)	Total	Percent of Common Stock (4)
Robert W. Felton Trust c/o Robert W. Felton	3,593,165		12,754,771	16,347,936	27.6%
Jeffrey L. & Cassandra M. Walker(5)	13,194,800		3,375,000	16,569,800	33.2%
Walker Children’s Trust(6)	3,869,800		—	3,869,800	8.3%
Ralph W. Hardy, Jr.(7) c/o First Media TF Holdings, LLC 11400 Skipwith Lane Potomac, MD 20854	3,344,330		10,269,771	13,614,101	24.0%
First Media TF Holdings, LLC 11400 Skipwith Lane Potomac, MD 20854	3,340,330		9,677,271	13,017,601	23.1%
Jon M. Huntsman 500 Huntsman Way Salt Lake City, UT 84108	1,544,600		4,838,635	6,383,235	12.4%
Gary D. Kennedy(8) 36 South State Street Suite 1400 Salt Lake City, UT 84111	3,915,290		—	3,915,290	8.4%
Stephen H. Coltrin	—		2,606,806	2,606,806	5.3%
Nancy M. Harvey(9) c/o TenFold Corporation 698 West 10000 South, Suite 200 Salt Lake City, UT 84095	28,125		2,940,000	2,968,125	6.0%
Robert E. Parsons, Jr.	—		227,500	227,500	0.5%
Alexei Chadovich	1,349		637,200	638,549	1.4%
Samer Diab	90,824		1,544,316	1,635,140	3.4%
Robert P. Hughes	81,403		695,000	776,403	1.6%
All directors and executive officers as a group (10 persons)	20,341,415	(5)	32,387,501	52,728,916	66.8%

(1)	Unless otherwise indicated, the address of each of the persons and entities listed in the table is the address of TenFold’s principal executive offices. The address of TenFold’s principal executive offices is 698 West 10000 South, Suite 200, South Jordan, Utah 84095.
(2)	The persons named in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and except as indicated in the other footnotes to this table.
(3)	Consists of shares of common stock issuable upon conversion of convertible preferred stock and upon exercise of warrants and options held by that person that are currently convertible or exercisable on or before March 1, 2007 as follows: Robert W. Felton Trust – 6,451,514 shares from convertible preferred stock, 3,225,757 from warrants, 3,077,500 from options

Jeffrey L. & Cassandra M. Walker – 3,375,000 from options

Ralph W. Hardy, Jr.(7) – 6,451,514 shares from convertible preferred stock, 3,225,757 from warrants, 592,500 from options

First Media TF Holdings, LLC – 6,451,514 shares from convertible preferred stock, 3,225,757 from warrants

Jon M. Huntsman – 3,225,757 shares from convertible preferred stock, 1,612,878 from warrants

Stephen H. Coltrin – 1,612,871 shares from convertible preferred stock, 806,435 from warrants, 187,500 from options

Nancy M. Harvey – 2,940,000 from options(9)

Robert E. Parsons, Jr. – 227,500 from options

Alexei Chadovich – 637,200 from options

Samer Diab – 741,919 shares from convertible preferred stock, 370,959 from warrants, 431,438 from options

Robert P. Hughes – 695,000 from options

(4)	Based on 46,557,745 shares of common stock outstanding as of December 29, 2006. In computing the percentage ownership by a person, shares of common stock issuable upon conversion of convertible preferred stock and exercise of warrants and options held by that person that are currently convertible or exercisable on or before March 1, 2007, are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.
(5)	Does not include 3,869,800 shares held by the Walker Children’s Trust.
(6)	The Walker Children’s Trust is an irrevocable trust in which Mr. Walker, Mr. Walker’s wife and Paul M. Ginsburg are co-trustees. Mr. Ginsburg has sole voting and investment power with respect to the shares of TenFold held by the trust.

(7)	Includes the common stock held by First Media TF Holdings, LLC, a wholly owned subsidiary of First Media Corporation, as well as the shares of common stock issuable upon conversion of convertible preferred stock and upon the exercise of warrants held by First Media TF Holdings, LLC, as shown in the table above. Mr. Hardy is a principal of First Media TF Holdings, LLC, and an officer, director, and stockholder of First Media Corporation. Mr. Hardy disclaims beneficial ownership of the common stock, convertible preferred stock, and warrants held by First Media TF Holdings, LLC, except to the extent of his pecuniary interest in such common stock, convertible preferred stock, and warrants.
(8)	Includes 143,594 shares owned by a limited liability company in which Mr. Kennedy is a co-managing member and as such exercises shared voting and investment power with respect to the shares. Mr. Kennedy disclaims beneficial ownership of the shares held by the limited liability company, except to the extent of his pecuniary interests in such shares. Information for Mr. Kennedy is to the best of TenFold’s knowledge based on reports filed with the SEC and a resignation agreement between the Company and Mr. Kennedy.
(9)	Nancy M. Harvey is the former President, Chief Executive Officer, and Chief Financial Officer of TenFold. She was also a director of TenFold until May 19, 2006, on which date she and the Company executed a Separation Agreement and Release. As of May 19, 2006, she owns 28,125 shares of common stock, and holds options to purchase 2,940,000 shares of common stock.

To TenFold’s knowledge, none of the shares beneficially owned by its directors and executive officers are pledged as security.

EXECUTIVE AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

The following compensation discussion and analysis relates to the compensation practices and policies of TenFold generally and, more particularly, to (a) the individual who served as our Chief Executive Officer during 2006, (b) the individual who served as our Chief Financial Officer during 2006 and (c) the three most highly compensated executive officers (other than the Chief Executive Officer and Chief Financial Officer) who were serving as executive officers at the end of 2006, each as named in the tables below. We refer to all of these officers as the “named executive officers.” The discussion also relates to a former CEO who received severance compensation and benefits in 2006 related to her departure from her roles as President, Chief Executive Officer and Chief Financial Officer in 2005.

The Compensation Committee

The Compensation Committee of the Board of Directors (the “Compensation Committee”) is composed of two non-employee directors: Ralph W. Hardy, Jr., and Robert E. Parsons, Jr. From time to time the President and Chief Executive Officer, and certain officers of TenFold, attend meetings of the Compensation Committee. No officer of TenFold is present during discussions or deliberations regarding his or her own compensation. TenFold does not employ a compensation consultant, and decisions are made based on the experience and judgment of the members of the Compensation Committee.

Responsibilities of the Committee

Acting on behalf of the Board of Directors, the Committee’s responsibilities include the following:

•	Determines the compensation of the Chief Executive Officer.

•	Reviews and approves senior management compensation plans, stock grants, and performance goals.

•	Reviews and approves proposed stock option plan changes.

•	Approves compensation and stock grants intended to qualify as performance-based compensation under Internal Revenue Code Section 162(m).

•	Reports results of each meeting to the Board of Directors.

Executive Officer Compensation Program

Our executive officer compensation program is designed to support the achievement of TenFold’s goals, to ensure that executive officers’ objectives are aligned with the success of TenFold, to retain executive officers, and to provide financial opportunities that will motivate executive officers to achieve improved returns for stockholders. Our current primary financial performance goal is to achieve and sustain positive cash flow from operations. TenFold’s executive officer compensation program covers the President and CEO and all executive officers who report directly to the President and CEO. Consistent with these goals, executive pay is comprised of two components. First, we seek to pay a competitive salary to attract and retain talented executives. Second, we provide additional compensation in the form of stock options, intended to retain executives and motivate the achievement of TenFold performance goals and improved returns for stockholders. We did not pay any executive bonuses during 2006 and 2005 and only minimal bonuses during 2004. Until we achieve and sustain positive cash flow from operations, we do not anticipate providing any significant executive compensation in the form of cash bonuses.

TenFold’s compensation program for executive officers is structured to be competitive with executive officers in similar positions of comparable companies within the high technology industry based on the experience and judgment of the members of the Compensation Committee.

Annual Base Salary

TenFold believes that base salary is frequently a significant factor in attracting, motivating, and retaining skilled executive officers. Accordingly, the Compensation Committee reviews requests for any changes in base salaries of executive officers and generally sets the base salary of its executive officers to be competitive with executive officers in similar positions of comparable companies within the high technology industry based on the experience and judgment of the members of the Compensation Committee. However, consistent with our goal of achieving positive cash flow from operations, we do not generally provide annual increases in executive salaries. During 2006, the Compensation Committee approved only one increase in executive base salary to a named executive officer – increasing the annual salary of Mr. Alexei Chadovich, SVP Research and Development from $185,000 to $205,000 based upon his contributions to sales to certain large customers, demonstrated leadership in running our research and development operations and increased responsibilities. Our President and CEO, Robert W. Felton, receives no salary and has been compensated primarily in the form of stock options.

Annual Bonus

We did not pay any executive bonuses during 2006 and 2005 and only minimal bonuses during 2004. Until we achieve and sustain positive cash flow from operations, we do not anticipate providing any significant executive compensation in the form of cash bonuses.

Stock Options

TenFold believes that significant equity participation creates a vital long-term partnership between management and other stockholders. Grants under our stock plans are designed to further strengthen the linkage between executive compensation and shareholder return. Stock options generally become exercisable over a four-year period and are granted at a price that is equal to the fair market value of TenFold’s stock on the date of grant. However, on August 2, 2006, the Board granted Robert W. Felton, President and CEO, options to purchase 2,500,000 shares that are fully vested at grant, and options to purchase 2,500,000 shares that vest in four equal installments at the end of each calendar quarter of 2007. In addition, on September 28, 2006, the Board granted Jeffrey L. Walker, Executive Vice President and Chief Technology Officer, options to purchase 250,000 shares that are fully vested at grant, and options to purchase 250,000 shares that vest in four equal installments on at the end of each calendar quarter of 2007. These and all other stock option grants during 2006 to TenFold’s named executive officers were made during scheduled meetings of the Compensation Committee and the Board on January 9, 2006, August 2, 2006, and September 28, 2006. Subject to the availability of our Compensation Committee and Board, we generally expect to grant options, if any, to existing executive officers during the first few months of a calendar year after considering performance for the past year and goals for the current year. We may also make grants at other times of year depending on changes in executive staffing, responsibilities, and the availability of our Compensation Committee and Board. To determine the size of the grants, the committee reviewed the executive officers’ responsibilities, overall contribution to the Company’s short and long term performance, and existing stock options. The grants are summarized in the tables below.

Change in Pension Value and Nonqualified Deferred Compensation Earnings

TenFold does not provide a defined benefit pension plan or a deferred compensation plan.

Other Compensation

In 2006, TenFold did not award non-equity incentive plan compensation, make stock awards, or accelerate any benefits paid pursuant to defined benefit and actuarial plans for any named executive officer, except in connection with the departure of Dr. Nancy M. Harvey as President, Chief Executive Officer and Chief Financial Officer in 2005, as described below. In 2006, none of the named executive officers received perquisites and personal benefits of combined total greater than $10,000.

Compensation of Named Executive Officers

Robert W. Felton, President and Chief Executive Officer. Robert W. Felton became President and Chief Executive Officer on November 17, 2005. Mr. Felton received no compensation for 2005 for these responsibilities. Since 2005 Mr. Felton has received no salary or bonus and has been compensated in the form of stock options. In 2006, he was granted stock options as shown in the tables entitled “2006 Grants of Plan-Based Awards” and “Outstanding Equity Awards at Year-End 2006”. Mr. Felton’s compensation for 2006 was determined based on the same general policies and criteria as the compensation for TenFold’s other executive officers. In evaluating Mr. Felton’s 2006 performance to determine his compensation, the Compensation Committee reviewed the following factors and accomplishments: Mr. Felton’s voluntary abstention from receiving cash salary, careful expense control and cash management and improvements in cash flow, capital raised, re-establishment of relationships with prior and existing customers resulting in new sales, sales to new customers, and continued development of important technology.

Robert P. Hughes, Chief Financial Officer and Chief of Staff. Robert P. Hughes became Chief Financial Officer in January 2006 and Chief of Staff in November 2005. In 2004 Mr. Hughes received an annual salary of $150,000, which was raised to $158,970 in 2005 and continued in 2006 due to his contributions including those related to restructuring the Company, additional responsibilities assumed, and his having taken a voluntary reduction in annual salary since October 2002 from $200,000 to $150,000. In 2006, he was granted stock options as shown in the tables entitled “2006 Grants of Plan-Based Awards” and “Outstanding Equity Awards at Year-End 2006”. Mr. Hughes’s compensation for 2006 was determined based on the same general policies and criteria as the compensation for TenFold’s other executive officers. In evaluating Mr. Hughes’s 2006 performance to determine his compensation, the Compensation Committee reviewed the following factors and accomplishments: his contributions to careful expense control and cash management and improvements in cash flow, assistance with capital raising, assistance with new sales, and ongoing provision of cost-effective and efficient supporting financial and administrative infrastructure for the Company.

Alexei Chadovich, Senior Vice President, Research and Development. Alexei Chadovich became Senior Vice President of Research & Development in February 2002. From 2004 to October 2006 Mr. Chadovich received an annual salary of $185,000. In November 2006, the Compensation Committee approved increasing the annual salary of Mr. Chadovich, from $185,000 to $205,000. In 2006, he was granted stock options as shown in the tables entitled “2006 Grants of Plan-Based Awards” and “Outstanding Equity Awards at Year-End 2006”. Mr. Chadovich’s compensation for 2006 was determined based on the same general policies and criteria as the compensation for TenFold’s other executive officers. In evaluating Mr. Chadovich’s 2006 performance to determine his compensation, the Compensation Committee reviewed the following factors and accomplishments: his contributions to sales to certain large customers, demonstrated leadership in running our research and development operations and increased responsibilities.

Samer Diab, Senior Vice President, Customer Services. Samer Diab became Vice President, Customer Services in April 2004. In September 2006, he became Senior Vice President , Customer Services. From 2004 to 2006, Mr. Diab received an annual salary of $150,000. In 2006, he was granted stock options as shown in the tables entitled “2006 Grants of Plan-Based Awards” and “Outstanding Equity Awards at Year-End 2006”. Mr. Diab’s compensation for 2006 was determined based on the same general policies and criteria as the compensation for TenFold’s other executive officers. In evaluating Mr. Diab’s 2006 performance to determine his compensation, the Compensation Committee reviewed the following factors and accomplishments: his provision of high-quality support and training services to customers, assistance with re-establishment of relationships with prior and existing customers resulting in new sales, assistance with sales to new customers, and ongoing provision of cost-effective and efficient information technology infrastructure for the Company.

Jeffrey L. Walker, Executive Vice President and Chief Technology Officer. Jeffrey L. Walker became Executive Vice President and Chief Technology Officer in October 1996. From 2004 to 2006 Mr. Walker received an annual salary of $150,000. In 2006, he was granted stock options as shown in the tables entitled “2006 Grants of Plan-Based Awards” and “Outstanding Equity Awards at Year-End 2006”. Mr. Walker’s compensation for 2006 was determined based on the same general policies and criteria as the compensation for TenFold’s other executive officers. In evaluating Mr. Walker’s 2006 performance to determine his compensation, the Compensation Committee reviewed the following factors and accomplishments: continued development of important technology, assistance with new sales, assistance with marketing, assistance establishing effective processes in various areas of the Company, and voluntary reduction in annual salary since October 2002 from $480,000 to $150,000.

Nancy M. Harvey, former President, Chief Executive Officer and Chief Financial Officer. Through November 17, 2005, Nancy M. Harvey served as TenFold’s President, Chief Executive Officer and Chief Financial Officer. Her base annual salary in earlier years was $600,000. From October 16, 2002, however, Dr. Harvey voluntarily drew a reduced salary based on an annualized amount of $150,000. Dr. Harvey departed from the Company and her role as President, Chief Executive Officer, and Chief Financial Officer on November 17, 2005. On May 19, 2006, TenFold and Dr. Harvey entered into a Separation Agreement and Release in connection with Dr. Harvey’s departure as President, Chief Executive Officer and Chief Financial Officer and resigned as a director of TenFold effective May 19, 2006. The Separation Agreement and Release was attached as Exhibit 10.20 to the Current Report on Form 8-K filed with the Commission on May 18, 2006.

The Separation Agreement and Release provided Dr. Harvey with a severance benefit aggregating $150,000, company paid health insurance benefits until June 17, 2007, and a lump sum payment of $300,000 to be made on January 2, 2007. In addition, any restrictions on shares of common stock received by Dr. Harvey pursuant to her employment agreement lapsed and the shares became fully vested. Furthermore, certain of Dr. Harvey’s stock options were cancelled and certain others were modified, all as set forth in the Separation Agreement and Release.

Qualifying Compensation

The Committee has considered the potential impact of Section 162(m) of the Internal Revenue Code (“Section 162(m)”) adopted under the Federal Revenue Reconciliation Act of 1993. Section 162(m) disallows a tax deduction for any publicly held corporation for certain executive officers’ compensation exceeding $1 million per person in any taxable year unless it is “performance based” within the meaning of Section 162(m). In 2006, the cash compensation of each of TenFold’s executive officers was below the $1 million threshold and options granted under TenFold’s option plan were designed to meet the requirement of being performance-based under the provisions of Section 162(m). TenFold’s policy is, to the extent reasonable and possible, to qualify its executive officers’ compensation for deductibility under the applicable tax laws. However, TenFold may from time to time pay compensation to its executive officers that may not be deductible.

Employment and Severance Agreements

We have no employment agreement, severance agreement, or similar arrangement with any person who currently serves or recently served as an executive officer of TenFold (including named executive officers), other than as described below.

•	Effective January 11, 2001, the Company entered into an employment agreement with Nancy M. Harvey, President and Chief Executive Officer. The agreement provided for an annual base salary of $600,000, subject to review and change by the Company’s Board of Directors, and the opportunity to earn an annual cash bonus in the discretion of the Company’s Board of Directors of up to $400,000. The agreement also provided that, for the term of the agreement and for six months thereafter in the event of an involuntary termination, Ms. Harvey would not compete with the Company or solicit its customers or employees. Pursuant to the agreement, Ms. Harvey was granted 800,000 shares of restricted common stock of the Company. Beginning October 16, 2002, Ms. Harvey voluntarily drew a reduced salary based on an annualized amount of $150,000.

Ms. Harvey departed from the Company and her role as President, Chief Executive Officer, and Chief Financial Officer on November 17, 2005. For the year ended December 31, 2005, we recognized estimated severance related charges related to her departure totaling $670,000, including an estimated option modification charge of $157,000. On May 19, 2006, the Company and Ms. Harvey entered into a Separation Agreement and Release in connection with her departure. As specified in the agreement, Ms. Harvey resigned as a director of the Company effective May 19, 2006. The Separation Agreement and Release provides Ms. Harvey with a severance benefit aggregating $150,000, company paid health insurance benefits until June 17, 2007, and a lump sum payment of $300,000 to be made on January 2, 2007. In addition, any restrictions on shares of common stock received by Ms. Harvey pursuant to her employment agreement have lapsed and the shares have become fully vested. Furthermore, certain of Ms. Harvey’s stock options have been cancelled and certain others have been modified, all as set forth in the Separation Agreement and Release. Ms. Harvey and TenFold have released each other from any and all claims that they may have against each other as set forth in the Separation Agreement and Release.

•	In a letter agreement entered into in connection with TenFold relocating Robert P. Hughes in 1997, and as an inducement to Mr. Hughes to accept the relocation, TenFold has agreed to continue to pay Mr. Hughes his regular monthly salary for six months following the involuntary termination of Mr. Hughes’ employment, unless he obtains full-time paid employment at an earlier date, and to also continue his health and other regular employee benefits during such time. Had Mr. Hughes’s employment with TenFold been involuntarily terminated as of December 31, 2006, the maximum value of such salary payments and benefits would be $84,390.

Equity Ownership Guidelines

We have a written policy that prohibits our executive officers and directors from taking a short position in TenFold stock, but they are not otherwise required to hold a long position in our stock.

General

The following tables show compensation information for the named executive officers. Because of changes in the rules of the Securities and Exchange Commission regarding the presentation of executive compensation information, information for 2006 is presented first in accordance with the new rules, followed by summary information for 2005 and 2004 presented in accordance with the old rules.

2006 Compensation Information

2006 Summary Compensation Table

Name and Principal Position	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

(a)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Robert W. Felton, Chairman, President and CEO	$—	$—	$—	$870,086	$—	$—	$—	$870,086
Robert P. Hughes, CFO and Chief of Staff	158,280	—	—	26,655	—	—	—	184,935
Alexei Chadovich, SVP, Research and Development	188,333	—	—	214,285	—	—	—	402,618
Samer Diab, SVP, Customer Services	150,000	—	—	123,628	—	—	—	273,628
Jeffrey L. Walker, Executive Vice President and CTO	150,000	—	—	533,361	—	—	—	683,361

The value for Option Awards in the table above represents the dollar amount recognized for financial reporting purposes for 2006 in accordance with SFAS No. 123 (revised 2004), Accounting for Stock-Based Compensation, (“SFAS 123(R)”), for all options held by each individual. Accordingly, the dollar amount for each individual will vary depending on the number of options held, the fair value of such options, and the vesting terms of such options. See Note 19 of Notes to Financial Statements for information on the assumptions used to calculate the grant date fair value of option awards and the expense recognized under SFAS 123(R).

2006 Grants of Plan-Based Awards

Name (a)	Grant Date (b)		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	All Other Option Awards: Number of Securities Underlying Options (#) (j)	Exercise or Base Price of Option Awards ($/Sh) (k)	Grant Date Fair Value of Stock and Option Awards (l)
			Thresh-old ($)	Target ($)	Maximum ($)	Thresh-old (#)	Target (#)	Maximum (#)
			(c)	(d)	(e)	(f)	(g)	(h)
Robert W. Felton	8/2/2006	(2)	—	—	—	—	2,000,000	—	—	—	$0.24	$443,652
	8/2/2006	(1) (2)	—	—	—	—	500,000	—	—	—	0.24	110,913
	8/2/2006	(1)(3)	—	—	—	—	2,500,000	—	—	—	0.24	570,707
Robert P. Hughes	1/9/2006	(4)	—	—	—	—	100,000	—	—	—	0.25	24,004
Alexei Chadovich	1/9/2006	(4)	—	—	—	—	20,000	—	—	—	0.25	4,801
Samer Diab	1/9/2006	(4)	—	—	—	—	20,000	—	—	—	0.25	4,801
Jeffrey L. Walker	9/28/2006 9/28/2006	(2) (3)	— —	— —	— —	— —	250,000 250,000	—	—	—	0.17 0.17	39,100 40,090

(1)	Grant made under the 1993 Flexible Stock Incentive Plan. All the grants above were made under the 1999 Stock Plan.
(2)	These options were fully vested upon grant.
(3)	These options vest in four equal installments at the end of each calendar quarter of 2007.
(4)	These options vest 25% at one year from grant, with the remainder vesting 6.25% quarterly thereafter until fully vested at the end of four years from grant.

As these options vest over time, not by performance criteria, we have listed expected payouts under “Target” in the table above.

See Note 19 of Notes to Financial Statements for information on the assumptions used to calculate the grant date fair value of option awards and the expense recognized under Statement of Financial Accounting Standards No. 123 (revised 2004).

Outstanding Equity Awards at Year-End 2006

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)	(c)	(d)		(e)	(f)	(g)	(h)	(i)	(j)
Robert W. Felton	40,000	—	—		$30.13	11/29/2009	—	—	—	—
	100,000	—	—		0.79	9/17/2011
	234,375	—	15,625	(1)	0.18	2/18/2013
	137,500	—	62,500	(2)	2.92	3/23/2014
	50,000	—	—		0.43	2/24/2015
	500,000	—	—		0.24	8/1/2016
	2,000,000	—	—		0.24	8/1/2016
	—	—	2,500,000	(3)	0.24	8/1/2016
Robert P. Hughes	60,000	—	—		40.88	1/27/2010	—	—	—	—
	160,000	—	—		25.75	4/19/2010
	100,000	—	—		1.63	12/14/2010
	15,000	—	—		0.79	9/17/2011
	10,000	—	—		0.43	5/21/2012
	93,750	—	6,250	(4)	0.23	1/28/2013
	150,000	—	—		0.23	1/28/2013
	65,625	—	84,375	(5)	0.43	2/24/2015
	—	—	100,000	(6)	0.25	1/8/2016
Alexei Chadovich	9,700	—	—		0.89	10/29/2007	—	—	—	—
	7,500	—	—		5.00	1/19/2009
	5,000	—	—		40.88	1/27/2010
	35,000	—	—		1.63	12/14/2010
	25,000	—	—		0.79	9/17/2011
	150,000	—	—		0.38	2/27/2012
	75,000	—	—		0.23	1/28/2013
	93,750	—	6,250	(4)	0.23	1/28/2013
	137,500	—	62,500	(7)	3.80	2/3/2014
	65,625	—	84,375	(5)	0.43	2/24/2015
	—	—	20,000	(8)	0.25	1/8/2016
Samer Diab	8,000	—	—		12.60	5/16/2009	—	—	—	—
	10,000	—	—		7.25	8/14/2010
	70,000	—	—		1.63	12/14/2010
	65,000	—	—		0.79	9/17/2011
	25,000	—	—		0.43	5/21/2012
	65,625	—	9,375	(9)	2.49	6/9/2013
	93,750	—	56,250	(10)	1.75	5/25/2014
	65,625	—	84,375	(5)	0.43	2/24/2015
	—	—	20,000	(8)	0.25	1/8/2016
Jeffrey L. Walker	968,750	—	31,250	(11)	0.23	1/28/2013	—	—	—	—
	234,375	—	15,625	(12)	0.18	2/18/2013
	843,750	—	156,250	(13)	3.80	2/3/2014
	1,000,000	—	—		0.43	2/24/2015
	250,000	—	—		0.17	9/27/2016
	—	—	250,000	(3)	0.17	9/27/2016

These options vest as follows:

(1)	15,625 shares vest on 2/19/07.
(2)	12,500 shares vest on 3/24/07 and quarterly thereafter until fully vested.
(3)	These options vest in four equal installments at the end of each calendar quarter of 2007.
(4)	6,250 shares vest on 1/29/07.
(5)	9,375 shares vest on 2/25/07 and quarterly thereafter until fully vested.
(6)	25,000 shares vest on 1/9/07, 6,250 shares vest on 4/9/07 and quarterly thereafter until fully vested.
(7)	12,500 shares vest on 2/4/07 and quarterly thereafter until fully vested.
(8)	5,000 shares vest on 1/9/07, 1,250 shares vest on 4/9/07 and quarterly thereafter until fully vested.
(9)	4,688 shares vest on 3/10/07 and quarterly thereafter until fully vested.
(10)	9,375 shares vest on 2/26/07 and quarterly thereafter until fully vested
(11)	31,250 shares vest on 1/29/07.
(12)	15,625 shares vest on 2/19/07.
(13)	31,250 shares vest on 2/4/07 and quarterly thereafter until fully vested.

Option Exercises and Stock Vested in 2006

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
(a)	(b)	(c)	(d)	(e)
Robert W. Felton	—	—	—	—
Robert P. Hughes	—	—	—	—
Alexei Chadovich	—	—	—	—
Samer Diab	6,000	$420	—	—
Jeffrey L. Walker	—	—	—	—

2005 and 2004 Compensation Information

2005 and 2004 Summary Compensation Table

	Annual Compensation			Long-Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Restricted Stock Awards ($)	Securities Underlying Options (#)	All other Compensation ($)
Robert W. Felton,	2005	—	—	—	50,000	—
Chairman, President, and CEO	2004	—	—	—	200,000	—
Robert P. Hughes,	2005	158,970	—	—	150,000	—
CFO and Chief of Staff	2004	150,000	—	—	—	—
Alexei Chadovich,	2005	185,000	—	—	150,000	—
SVP, Research and Development	2004	185,000	—	—	200,000	—
Samer Diab,	2005	150,000	—	—	150,000	—
SVP, Customer Services	2004	150,000	6,103	—	150,000	—
Jeffrey L. Walker,	2005	150,000	—	—	1,000,000	—
Executive Vice President and CTO	2004	150,000	—	—	1,000,000	—

Director Compensation

Director Compensation in 2006

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Richard H. Bennett, Jr. (1)(2) (3)			$159,604				$159,604
Stephen H. Coltrin (1)(2)	—	—	29,391	—	—	—	29,391
Ralph W. Hardy, Jr. (1)(2)	—	—	160,713	—	—	—	160,713
Robert R. Parsons, Jr. (1)(2)			79,093				79,093
Nancy M. Harvey (1)(2)(4)(5)	—	—	(133,187)	—	—	—	(133,187)

We do not pay directors cash compensation for their service as directors except for reimbursement of reasonable travel expenses relating to attendance at board and committee meetings.

The value for Option Awards in the table above represents the dollar amount recognized for financial reporting purposes for 2006 in accordance with SFAS No. 123 (revised 2004), Accounting for Stock-Based Compensation, (“SFAS 123(R)”), for all options held by each individual. Accordingly, the dollar amount for each individual will vary depending on the number of options held, the fair value of such options, and the vesting terms of such options. See Note 19 of Notes to Financial Statements for information on the assumptions used to calculate the grant date fair value of option awards and the expense recognized under SFAS 123(R).

(1)	Option awards held by Directors at year end:

Richard H. Bennett, Jr. – 900,000

Stephen H. Coltrin – 300,000

Ralph W. Hardy, Jr. – 655,000

Robert R. Parsons, Jr. – 315,000

Nancy M. Harvey – 2,940,000

(2)	Grant date fair value of 2006 grants computed in accordance with SFAS 123(R):

Richard H. Bennett, Jr. – $11,091

Stephen H. Coltrin – $11,091

Ralph W. Hardy, Jr.– $12,200

Robert R. Parsons, Jr.– $14,419

Nancy M. Harvey – $23,437 (representing the increase in fair value from modifying Ms. Harvey’s options in 2006 in connection with her Separation Agreement and Release.

(3)	Mr. Bennett resigned from the Board of Directors effective January 2, 2007
(4)	Ms. Harvey resigned from the Board of Directors effective May 19, 2006
(5)	For the year ended December 31, 2005, we recognized estimated severance related charges related to the departure of our prior CEO Nancy Harvey, including an estimated option modification charge, based upon the anticipated terms at that time. Upon the execution of the Separation Agreement and Release on May 19, 2006, we calculated the actual option modification charge based upon the final terms, and recognized a resulting reduction in our stock-based compensation expense of $133,187.

Compensation Committee Interlocks and Insider Participation

Throughout 2006, the Compensation Committee consisted of independent directors Ralph W. Hardy, Jr. (Chairman) and Robert E. Parsons, Jr. Mr. Felton made compensation decisions as to non-executive and non-officer employees. No member of the TenFold Board of Directors who performed compensation functions in 2006 has a relationship that would constitute an interlocking relationship with executive officers or directors of another entity.

RELATED PERSON TRANSACTIONS

Corporate Relationships and Transactions

During 2004, 2005 and a portion of 2006, Richard S. Walker was employed by the Company as a Sales Manager. He is the son of the Company’s Founder, Executive Vice President and Chief Technology Officer, Jeffrey L. Walker. Richard S. Walker was paid gross compensation in the amount of approximately $34,458, $77,260 and $75,000 during 2006, 2005 and 2004, respectively. Effective May 19, 2006, Richard S. Walker is no longer employed by the Company.

During 2005 and 2004, TenFold incurred fees and expenses for public relations and corporate communications services provided by Coltrin & Associates, Inc., of $393,319 and $153,892, respectively. In 2006, TenFold did not incur fees to or use services from Coltrin & Associates, Inc. TenFold Director, Stephen H. Coltrin, is founder, Chairman and CEO of Coltrin & Associates, Inc.

During 2005, we entered into agreements with a new customer, DevonWay, to provide licenses, consulting services, technical support services, and training. Our Chairman, CEO and President, Robert W. Felton, is the founder and owner of DevonWay. All disinterested members of our Board of Directors approved of our transactions with and our general ongoing business relationship with DevonWay. Our revenues from DevonWay for the years ended December 31, 2006, and 2005 were $1.1 million and $599,000, respectively. For the years ended December 31, 2006, and 2005, we received cash inflows from DevonWay of $72,000 and $1.6 million, respectively. As of December 31, 2006, we had no accounts receivable due from DevonWay. During late 2005 and continuing into 2006, DevonWay provided some marketing services to us. For the years ended December 31, 2006 and 2005, we incurred fees to DevonWay of $2,000 and $35,000, respectively, for such services. During late 2006, DevonWay provided some consulting staff to us for use on our projects. For the year ended December 31, 2006 we incurred fees to DevonWay of $21,000, for such services. As of December 31, 2006, we had accounts payable due to DevonWay of $21,000.

Financing Transactions

On December 23, 2005, we executed a Promissory Note due to Mr. Felton in the amount of $200,000. On December 23, 2005, we executed a Promissory Note due to Wasatch Investments LLC, an investment entity associated with TenFold Director Robert E. Parsons, Jr., in the amount of $200,000. On December 28, 2005, we executed a Promissory Note due to First Media TF Holdings LLC, an investment entity associated with TenFold Director Ralph W. Hardy, Jr., in the amount of $200,000. On February 23, 2006, TenFold executed a Promissory Note due to Mr. Felton, in the amount of $250,000. On March 15, 2006, TenFold executed a Promissory Note due to Mr. Felton, in the amount of $250,000. These identical Promissory Notes were intended to provide interim financing to TenFold while we sought to secure equity financing. We repaid these notes in full in March 2006, upon completing the equity financing transaction described below.

On March 29, 2006, we entered into a Securities Purchase Agreement for the sale of 1,500,000 shares of unregistered convertible preferred stock and warrants. The preferred shares are convertible into 20,315,805 shares of common stock. The warrants are to purchase 10,157,899 shares of common stock at an exercise price of $0.62 per share, with a five year term. The transaction generated gross proceeds of approximately $6.3 million (before expenses and repayment of $1.1 million of interim financing obligations). Several members of our Board of Directors (or investment entities associated with them) and an Executive Officer participated in the transaction, providing a total of approximately $4.7 million of the gross proceeds raised:

•	Robert W. Felton Trust invested $2 million. We repaid $709,000 of interim financing to Mr. Felton, our Chairman, President, and Chief Executive Officer, from the proceeds of the capital raising.

•	First Media TF Holdings LLC invested $2 million. We repaid $205,000 of interim financing to First Media TF Holdings LLC from the proceeds of the capital raising.

•	TenFold Director Steven H. Coltrin invested $500,000. We used approximately $206,000 of the proceeds of the capital raising to pay accounts payable due to his firm, Coltrin & Associates, for marketing and public relations work provided to TenFold in earlier periods.

•	Samer Diab, Senior Vice President, Customer Services, invested $230,000.

We also repaid $205,000 of interim financing to Wasatch Investments LLC from the proceeds of the capital raising.

Severance Agreement

Effective January 11, 2001, the Company entered into an employment agreement with Nancy M. Harvey, then President and Chief Executive Officer. The agreement provided for an annual base salary of $600,000, subject to review and change by the Company’s Board of Directors, and the opportunity to earn an annual cash bonus in the discretion of the Company’s Board of Directors of up to $400,000. The agreement also provided that, for the term of the agreement and for six months thereafter in the event of an involuntary termination, Ms. Harvey would not compete with the Company or solicit its customers or employees. Pursuant to the agreement, Ms. Harvey was granted 800,000 shares of restricted common stock of the Company. Beginning October 16, 2002, Ms. Harvey voluntarily drew a reduced salary based on an annualized amount of $150,000.

Ms. Harvey departed from the Company and her role as President, Chief Executive Officer, and Chief Financial Officer on November 17, 2005. For the year ended December 31, 2005, we recognized estimated severance related charges related to her departure totaling $670,000, including an estimated option modification charge of $157,000. On May 19, 2006, the Company and Ms. Harvey entered into a Separation Agreement and Release in connection with her departure. As specified in the agreement, Ms. Harvey resigned as a director of the Company effective May 19, 2006. The Separation Agreement and Release provides Ms. Harvey with a severance benefit aggregating $150,000, company paid health insurance benefits until June 17, 2007, and a lump sum payment of $300,000 to be made on January 2, 2007. In addition, any restrictions on shares of common stock received by Ms. Harvey pursuant to her employment agreement have lapsed and the shares have become fully vested. Furthermore, certain of Ms. Harvey’s stock options have been cancelled and certain others have been modified, all as set forth in the Separation Agreement and Release. Ms. Harvey and TenFold have released each other from any and all claims that they may have against each other as set forth in the Separation Agreement and Release.

Pre-approval Policy

Pursuant to a written policy of the Company, all related party transactions that the Company is required to disclose in its annual proxy statement in accordance with Item 404 of Regulation S-K under the Securities and Exchange Act of 1934 must be pre-approved by a majority of the disinterested directors.

SELLING STOCKHOLDERS

The following table sets forth certain information regarding the ownership of shares of our common stock as of December 29, 2006 by the selling stockholders. We have prepared the table that follows based on information provided to us by the selling stockholders prior to the effective date of the registration statement of which this prospectus is a part. The footnotes to the table indicate, among other things, the nature of any position, office or other material relationship that the selling stockholders had with us or any of our affiliates within the past three years. Except as otherwise indicated, the listed selling stockholders have informed us that they have sole voting and investment power with respect to the shares beneficially owned by them. We have also been informed by the selling stockholders that none of them is an affiliate of a registered broker-dealer.

	Shares Beneficially Owned Prior to Offering (1)		Shares Offered	Shares Beneficially Owned After Offering (3)
Name of Beneficial Owner	Number	Percentage (2)		Number	Percentage
Daniel S. & Stephanie A. Martin Living Trust (4)	1,935,486	3.99%	1,935,486	—	—
Jonathan Andron	1,499,997	3.12%	1,499,997	—	—
Rationalwave Onshore Equity Fund, L.P. (5)	2,184,486	4.50%	1,209,684	974,802	1.82%
David Kaplan	725,802	1.53%	725,802	—	—
Lawrence Kaplan	725,802	1.53%	725,802	—	—
Stanley Kaplan	241,941	0.52%	241,941	—	—

(1)	Beneficial ownership is based upon the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock and securities exercisable or convertible within 60 days of December 29, 2006 into shares of common stock are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.
(2)	Applicable percentage of ownership for each selling stockholder is based on 46,557,745 shares of common stock deemed outstanding for purposes of calculating the percentage of common stock owned as of December 29, 2006.
(3)	The amount and percentage of securities listed as beneficially owned by the selling stockholders after the offering are based upon the assumption that all of the shares being offered are sold pursuant to this prospectus, and that no other shares of common stock are acquired or disposed of by the selling stockholders prior to the termination of this offering. Because the selling stockholders may sell all, some or none of their shares pursuant to this prospectus or otherwise, or acquire or dispose of other shares of our common stock during the offer period covered by this prospectus, no firm estimate can be given as to the amount or percentage of shares that will be held by the selling stockholders after completion of this offering. Accordingly, the denominator used to calculate the percentage of shares beneficially owned after the offering consists of the 46,557,745 shares outstanding as of December 29, 2006 plus the 6,338,712 shares issuable upon the conversion or exercise (assuming cash payment of the exercise price) of all convertible preferred stock and warrants, which shares are covered by this prospectus.
(4)	Daniel S. Martin and Stephanie A. Martin are each trustees of the Daniel S. & Stephanie A. Martin Living Trust, and each has independent voting and investment control over these shares held by the Daniel S. & Stephanie A. Martin Living Trust.
(5)	Rationalwave Capital Partners, LLC is the general partner of Rationalwave Onshore Equity Fund, LP. Mark Rosenblatt is the majority shareholder of Rationalwave Capital Partners, LLC and has investment and voting control over these shares held by Rationalwave Onshore Equity Fund, LP.

PLAN OF DISTRIBUTION

TenFold is registering shares of common stock issuable upon conversion of its Convertible Preferred Class A Stock on behalf of the selling stockholders. References in this section to selling stockholders also include any permitted pledgees, donees, transferees or successors identified in a supplement to this prospectus as described below. The selling stockholders may, from time to time, sell any or all of their securities at fixed prices, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions on any national securities exchange or quotation service on which the notes or the common stock may be listed or quoted at the time of the sale. The selling stockholders may offer their securities at various times in one or more of the following transactions:

•	in ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	in block trades in which the broker-dealer will attempt to sell the notes or the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	in purchases by a broker-dealer as principal and resale by the broker-dealer for its own account;

•	in an exchange distribution in accordance with the rules of the applicable exchange;

•	in the over-the-counter market;

•	in private transactions other than in the over-the-counter market or on an exchange;

•	by pledge to secure debts and other obligations;

•	in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options;

•	in a combination of any of the above transactions; or

•	any other method permitted pursuant to applicable law.

The selling stockholders may sell their notes or shares of common stock at market prices at the time of sale, at prices related to market prices, at negotiated prices or at fixed prices.

The selling stockholders may use underwriters or broker-dealers to sell their notes or shares of common stock. In effecting such sales, underwriters, brokers or dealers engaged by the selling stockholders may arrange for other underwriters, brokers or dealers to participate. Underwriters, brokers or dealers may purchase notes or shares of common stock as principals for their own accounts and resell such securities pursuant to this prospectus. If this happens, the underwriters or broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of securities for whom they acted as agents.

The selling stockholders, any underwriters, brokers, dealers and any other participating brokers or dealers may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales, and any profits realized or commissions received may be deemed underwriting compensation.

The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery, to that broker-dealer or other financial institution, of the securities offered under this prospectus. The securities that broker-dealers or other financial institutions receive in those types of transactions may be resold under this prospectus.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 120,000,000 shares of common stock, par value $0.001 per share, and 2,000,000 shares of preferred stock, par value $0.001 per share. The following description is a summary of our capital stock and contains the material terms thereof. Additional information can be found in our Certificate of Incorporation, which was filed as an exhibit to our registration statement on Form S-1 with the Securities and Exchange Commission on March 8, 1999, our Bylaws, which were filed as an exhibit to our Form 10-Q with the Securities and Exchange Commission on August 15, 2005, and an Amended and Restated Certificate of Designations, a Form of Warrant and a Securities Purchase Agreement dated December 18, 2006 by and among TenFold and the purchasers listed therein (the “Securities Purchase Agreement”), each of which was filed as an exhibit to our Form 8-K with the Securities and Exchange Commission on December 22, 2006.

TenFold’s common stock is quoted on the OTC Bulletin Board under the symbol “TENF.OB.”

Common Stock

As of December 29, 2006, 46,557,745 shares of common stock were issued and outstanding. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors. Generally, the holders of common stock vote together with the holders of Preferred Stock (as defined below) as a single class. Holders of common stock are entitled to receive ratably with holders of Preferred Stock (on a fully converted basis) such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of TenFold, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of a liquidation preference of the Preferred Stock. The common stock has no preemptive or conversion rights or other subscription rights. The common stock also has no sinking fund, cumulative voting or redemption rights. All outstanding shares of our common stock are fully paid and non-assessable.

Preferred Stock

As of December 29, 2006, 1,812,009 shares of preferred stock were issued and outstanding. On December 19, 2006, TenFold completed a private offering of 312,009 shares of Convertible Preferred Class A Stock, par value $0.001 per share (the “Preferred Stock”), convertible into 4,225,808 shares of common stock. On March 30, 2006, TenFold completed a private offering of 1,500,000 shares of the same Preferred Stock, convertible into 20,315,805 shares of common stock. Holders of the Preferred Stock are entitled to one vote for each share held, on a fully-converted basis, on all matters submitted to a vote of stockholders, including the election of directors. Generally, holders of Preferred Stock and holders of common stock vote together as a single class. Holders of Preferred Stock are entitled to receive, on a fully converted basis, ratably with holders of common stock, such dividends as may be declared by the Board of Directors out of funds legally available therefor. In addition, the shares of Preferred Stock are subject to the following terms:

•	At any time, holders of Preferred Stock may convert any number of shares of Preferred Stock into common stock at a ratio of 13.54387 shares of common stock per share of converted Preferred Stock, subject to adjustment for stock splits, stock dividends, subdivisions, combinations, mergers and reclassifications. The right to convert shares of Preferred Stock into shares of common stock has no expiration.

•	In the event of liquidation, dissolution or winding up of TenFold, the holders of Preferred Stock are entitled to receive, after the payment of liabilities, approximately $4.20 per share of Preferred Stock (the “Liquidation Preference”).

•	Holders of preferred stock have a right to receive the Liquidation Preference upon the occurrence of certain types of consolidations, reorganizations, mergers, acquisitions of TenFold assets, or other transactions, but may instead elect to convert their shares into the kind and amount of consideration they would have received as holders of common stock had they converted their shares into common stock immediately prior to such transaction.

•	Until March 30, 2008, holders of Preferred Stock have preemptive rights to purchase a proportionate share of certain new issuances of equity securities (or debt securities convertible into equity) by TenFold.

•	TenFold has the right to require conversion of the Preferred Stock when the closing price of the Common Stock has exceeded $5.00 per share for 30 consecutive trading days.

All outstanding shares of the Preferred Stock are fully paid and non-assessable.

Subject to the provisions of our Certificate of Incorporation, the Board of Directors is authorized to issue an additional 500,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock. In certain circumstances, such issuance could have the effect of decreasing the market price of the common stock. TenFold currently has no plans to issue any additional shares of preferred stock. The issuance of additional preferred stock will have the effect of delaying, deferring or preventing a change in control of TenFold without further action by the stockholders.

Warrants

On December 19, 2006 we issued to purchasers of Preferred Stock warrants to purchase up to an aggregate of 2,112,904 shares of common stock. These warrants are immediately exercisable at an exercise price of $0.62 per share, subject to adjustment for stock splits, stock dividends, subdivisions, combinations, mergers and reclassifications, and expire on December 19, 2011.

On March 30, 2006 we issued to purchasers of Preferred Stock warrants to purchase up to an aggregate of 10,157,899 shares of common stock. These warrants are immediately exercisable at an exercise price of $0.62 per share, subject to adjustment for stock splits, stock dividends, subdivisions, combinations, mergers and reclassifications, and expire on March 30, 2011.

Each of the warrants has a net exercise provision pursuant to which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares of common stock based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price.

Registration Rights

Pursuant to the Securities Purchase Agreement, TenFold has agreed to use its best efforts to maintain the effectiveness of this registration statement, subject to certain conditions and limitations, until March 30, 2010 or the date on which TenFold delivers an opinion of counsel to all holders of the Preferred Stock issued on December 19, 2006 stating that each such holder may sell all of its shares of common stock issuable upon conversion of its Preferred Stock or exercise of its warrants in a single transaction and that all transfer restrictions and restrictive legends would be removed in connection with such sale.

TenFold has also agreed to use its best efforts to maintain the effectiveness of registration statement no. 333-133415 issued in connection with the offering on March 30, 2006, subject to certain conditions and limitations, until March 30, 2010 or the date on which TenFold delivers an opinion of counsel to all holders of the Preferred Stock issued on March 30, 2006 stating that each such holder may sell all of its shares of common stock issuable upon conversion of its Preferred Stock or exercise of its warrants in a single transaction and that all transfer restrictions and restrictive legends would be removed in connection with such sale.

Generally, TenFold is required to bear the registration and related expenses incurred in connection with maintaining the effectiveness of this registration statement and registration statement no. 333-133415 issued in connection with the offering on March 30, 2006.

Anti-takeover Effect of Certain Certificate of Incorporation and Bylaw Provisions

Certain provisions of Delaware General Corporation Law and TenFold’s certificate of incorporation could make more difficult the acquisition of TenFold by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of TenFold to first negotiate with the board of directors of TenFold. TenFold believes that the benefits of increased protection of its board members’ potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure TenFold outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

Approval for Certain Business Combinations. TenFold is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder unless, with certain exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, either owns, or within three years prior, did own, 15% or more of the corporation’s voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of TenFold without further action by TenFold’s stockholders.

Election and Removal of Directors. The certificate of incorporation of TenFold provides for the board of directors to be divided into two classes, with staggered two-year terms. As a result, only one class of directors is elected at each annual meeting of stockholders of TenFold, with the other class continuing for the remainder of its respective two-year term. Stockholders do not have cumulative voting rights and TenFold’s stockholders representing a majority of the shares of voting stock (on a fully converted basis) outstanding will be able to elect all of the directors. The classification of the board of directors and lack of cumulative voting make it more difficult for TenFold’s existing stockholders to replace the board of directors as well as for another party to obtain control of TenFold by replacing the board of directors. Since the board of directors has the power to retain and discharge officers of TenFold, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

Restrictions on Stockholder Actions and Meetings. TenFold’s certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent. The bylaws provide that special meetings of stockholders can be called only by the board of directors, the chairman of the board, if any, and the President of TenFold. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting by the board of directors, the chairman of the board, if any, or the President of TenFold. The bylaws set forth an advance notice procedure with regard to the nomination, other than by or at the direction of the board of directors, of candidates for election as directors and with regard to business to be brought before an annual meeting of stockholders of TenFold.

TenFold’s certificate of incorporation contains a provision requiring the affirmative vote of the holders of at least two-thirds of the voting stock of TenFold to amend the foregoing provisions of the certificate of incorporation or bylaws.

Indemnification

TenFold’s certificate of incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. Delaware law provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors for monetary damages for breach of their fiduciary duties as directors, except for liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, our bylaws provide for the indemnification of our directors, officers, employees and agents or of any corporation in which any such person serves as a director, officer, employee or agent at our request, to the fullest extent allowed by Delaware law, against all expenses, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties, and amounts paid or to be paid in settlement, and any interest, assessments, or other charges imposed thereon, and any federal, state, local or foreign taxes imposed as a result of the actual or deemed receipt of indemnification payments) reasonably incurred or suffered by any such director, officer, or employee in connection with investigating, defending, being a witness in, or participating in, or preparing for any of the foregoing in any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative.

As a result of this provision, our company and our stockholders may be unable to obtain monetary damages from such persons for breach of their duty of care. Although stockholders may continue to seek injunctive and other equitable relief for an alleged breach of fiduciary duty by such persons, stockholders may have no effective remedy against the challenged conduct if equitable remedies are unavailable. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. We believe such indemnifications are necessary to retain qualified individuals as officers and directors.

At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of TenFold where indemnification will be required or permitted. TenFold is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

We provide director and officer liability insurance and pay all premiums and other costs associated with maintaining such insurance coverage. We have also entered into indemnification agreements with each director and officer.

Transfer Agent and Registrar

The transfer agent and registrar for TenFold common stock is Computershare Trust Company, N.A. The transfer agent’s address is 525 Washington Boulevard, 3rd Floor, Jersey City, New Jersey 07303. The transfer agent’s telephone number is (800) 736-3001.

EXPERTS

The financial statements and schedule of TenFold Corporation as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005, have been included herein in reliance upon the report of Tanner LC, a registered independent public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. Tanner LC’s report on the December 31, 2005 financial statements included an explanatory paragraph relating to their substantial doubt as to TenFold’s ability to continue as a going concern. The financial statements and related financial statement schedule do not include any adjustments that might result from the outcome of this uncertainty.

During the three fiscal years of the Company ended December 31, 2005, there were no disagreements between the Company and Tanner LC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to Tanner LC’s satisfaction, would have caused Tanner LC to make reference to the subject matter of the disagreement in connection with its reports.

LEGAL MATTERS

Munger, Tolles & Olson LLP, with offices at 355 South Grand Avenue, 35th Floor, Los Angeles, California 90071, have passed upon the validity of the shares of common stock offered under this prospectus.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information about us and the shares to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to, are not necessarily complete, and in each instance please refer to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by this reference.

You may read and copy all or any portion of the registration statement or any reports, statements or other information we file with the SEC at the public reference room maintained by the SEC at 100 F Street, N.E. Washington, DC.

Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. You can also find our SEC filings at the SEC’s website at http://www.sec.gov.

INDEX TO FINANCIAL STATEMENTS

Page
Report of Registered Independent Public Accounting Firm	46
Balance Sheets as of December 31, 2005 and 2004, and September 30, 2006 (unaudited)	47
Statements of Operations for each of the years in the three year period ended December 31, 2005, and the nine months ended September 30, 2006 (unaudited) and 2005 (unaudited)	48

Statements of Changes in Stockholders’ Equity for each of the years in the three year period ended December 31, 2005, and the nine months ended September 30, 2006 (unaudited)	49

Statements of Cash Flows for each of the years in the three year period ended December 31, 2005, and the nine months ended September 30, 2006 (unaudited) and 2005 (unaudited)	50

Notes to Financial Statements	51

REPORT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

TenFold Corporation:

We have audited the balance sheets of TenFold Corporation as of December 31, 2005 and 2004 and the related statements of operations, stockholders equity and cash flows for each of the three years in the period ended December 31, 2005. In connection with our audits of the financial statements, we also have audited the financial statement schedule as of December 31, 2005 and 2004 and for the three years then ended as listed in Item 16(b) of the accompanying index. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TenFold Corporation as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the three years ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule as of and for the three years ended December 31, 2005, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

The accompanying financial statements and schedule referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has used significant balances of its cash in operating activities and at present levels of cash consumption will not have sufficient resources to meet operating needs. This raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements and schedule do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Tanner LC.

Salt Lake City, Utah

March 31, 2006

TENFOLD CORPORATION

BALANCE SHEETS

(in thousands, except share data)

	September 30 2006	December 31,
		2005	2004
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$2,373	$1,344	$5,225
Accounts receivable, (net of allowances for doubtful accounts of $0, $9 and $29, respectively) (includes related party receivable of $0, $25 and $0, respectively)	388	209	240
Unbilled accounts receivable, (net of allowances for doubtful accounts of $0, $0 and $3, respectively)	6	2	74
Prepaid expenses and other assets	175	161	176

Total current assets	2,942	1,716	5,715
Restricted cash	74	74	74
Property and equipment, net	195	352	626

Total assets	$3,211	$2,142	$6,415

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$140	$483	$265
Income taxes payable	243	250	1,340
Accrued liabilities	1,189	1,492	1,406
Deferred revenue	2,011	2,218	1,062
Current installments of obligations under capital leases	19	35	25
Notes payable – related parties	—	600	–

Total current liabilities	3,602	5,078	4,098

Long-term liabilities:
Obligations under capital leases, excluding current installments	—	10	36

Total long-term liabilities	—	10	36

Commitments and contingencies
Stockholders’ equity:
Convertible preferred stock, $0.001 par value:
Authorized: 2,000,000 shares Issued and outstanding shares: 1,500,000 shares at September 30, 2006 and 0 shares at December 31, 2005 and December 31, 2004	2	—	—
Common stock, $0.001 par value:
Authorized: 120,000,000 shares Issued and outstanding shares: 46,551,745 shares at September 30, 2006, 46,445,749 shares at December 31, 2005 and 46,377,219 shares at December 31, 2004	46	46	46
Additional paid-in capital	84,599	76,411	76,218
Deferred compensation	—	(6)	(20)
Accumulated deficit	(85,038)	(79,397)	(73,963)

Total stockholders’ equity (deficit)	(391)	(2,946)	2,281
Total liabilities and stockholders’ equity	$3,211	$2,142	$6,415

The accompanying notes to financial statements are an integral part of these financial statements

TENFOLD CORPORATION

STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(Unaudited)	(Unaudited)
Revenues:
License	$317	$440	$515	$359	$248
Subscription	—	—	—	—	10,431
Services and other	2,099	4,361	5,195	17,234	17,030

Total revenues	2,416	4,801	5,710	17,593	27,709

Operating expenses:
Cost of revenues	1,924	2,458	2,940	5,883	9,454
Sales and marketing	677	2,227	2,896	2,861	1,088
Research and development	3,290	2,643	3,531	3,734	3,471
General and administrative	2,228	1,860	2,986	2,315	3,046
Special charges	—	—	—	—	(673)

Total operating expenses	8,119	9,188	12,353	14,793	16,386

Income (loss) from operations	(5,703)	(4,387)	(6,643)	2,800	11,323

Other income (expense):
Interest income	82	50	60	92	50
Interest expense	(20)	(6)	(7)	(10)	(173)
Other income	—	87	84	158	373
Gain on retirement of debt	—	—	—	—	2,206

Total other income, net	62	131	137	240	2,456

Income (loss) before income taxes	(5,641)	(4,256)	(6,506)	3,040	13,779
Provision (benefit) for income taxes	—	(983)	(1,072)	(376)	32

Net income (loss)	(5,641)	(3,273)	(5,434)	3,416	$13,747
Deemed dividend related to warrants issued with preferred stock and beneficial conversion feature on preferred stock	(1,761)	—	—	—	—

Net income (loss) applicable to common shareholders	$(7,402)	$(3,273)	(5,434)	3,416	13,747

Basic earnings (loss) per common share	$(0.16)	$(0.07)	$(0.12)	$0.07	$0.34

Diluted earnings (loss) per common share	$(0.16)	$(0.07)	$(0.12)	$0.06	$0.29

Weighted average common and common equivalent
Shares used to calculate earnings (loss) per share:
Basic	46,507	46,415	46,423	46,204	40,634

Diluted	46,507	46,415	46,423	54,924	47,623

The accompanying notes to financial statements are an integral part of these financial statements

TENFOLD CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(in thousands, except share data)

	Common Stock		Conv Preferred Stock		Additional Paid-in Capital	Deferred Compensation	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance at December 31, 2002	37,382,080	$37	—	$—	$65,953	$(89)	$(91,126)	$(25,225)

Common stock issued upon exercise of options	283,988	—	—	—	173	—	—	173
Common stock issued for ESPP	47,478	—	—	—	6	—	—	6
Restricted common stock issued	8,888,889	9	—	—	9,741	—	—	9,750
Restricted stock cancelled	(632,911)	—	—	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	109	—	109
Cancellation of stock options	—	—	—	—	(9)	9	—	—
Deferred compensation related to grants of stock options	—	—	—	—	72	(72)	—	—
Net income	—	—	—	—	—	—	13,747	13,747

Balance at December 31, 2003	45,969,524	$46	—	$—	$75,936	$(43)	$(77,379)	$(1,440)

Common stock issued upon exercise of options	297,639	—	—	—	146	—	—	146
Common stock issued for ESPP and other	110,056	—	—	—	142	—	—	142
Amortization of deferred compensation	—	—	—	—	—	17	—	17
Cancellation of stock options	—	—	—	—	(6)	6	—	—
Net income	—	—	—	—	—	—	3,416	3,416

Balance at December 31, 2004	46,377,219	$46	—	$—	$76,218	$(20)	$(73,963)	$2,281

Common stock issued for ESPP and other	68,530	—	—	—	36	—	—	36
Amortization of deferred compensation	—	—	—	—	—	171	—	171
Deferred compensation related to modification of stock options	—	—	—	—	157	(157)	—	—
Net loss	—	—	—	—	—	—	(5,434)	(5,434)

Balance at December 31, 2005	46,445,749	$46	—	$—	$76,411	$(6)	$(79,397)	$(2,946)

Common stock issued for ESPP and other (unaudited)	105,996	—	—	—	20	—	—	20
Reversal of deferred compensation (unaudited)	—	—	—	—	(6)	6	—	—
Issuance of convertible preferred stock (unaudited)	—	—	1,500,000	2	6,070	—	—	6,072
Compensation expense related to grants of stock options (unaudited)	—	—	—	—	2,104	—	—	2,104
Net loss (unaudited)	—	—	—	—	—	—	(5,641)	(5,641)

Balance at September 30, 2006 (unaudited)	46,551,745	$46	1,500,000	$2	$84,599	$—	$(85,038)	$(391)

The accompanying notes to financial statements are an integral part of these financial statements

TENFOLD CORPORATION

STATEMENTS OF CASH FLOWS

(in thousands)

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$(5,641)	$(3,273)	$(5,434)	$3,416	$13,747
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	181	241	305	356	766
Provision (reversal) to bad debt reserve	—	(10)	(19)	33	6
Amortization of deferred compensation	—	11	171	17	109
Stock-based compensation expense	2,104	—	—	—	—
Gain on retirement of debt	—	—	—	—	(2,206)
(Gain) loss on sale of property and equipment	—	—	2	(62)	(113)
Changes in operating assets and liabilities:
Accounts receivable	(179)	(161)	40	672	422
Unbilled accounts receivable	(4)	43	82	(19)	(27)
Prepaid expenses and other assets	(14)	(138)	15	77	2,051
Accounts payable	(343)	(16)	218	(862)	190
Income taxes payable, net	(7)	(999)	(1,090)	(388)	2
Accrued liabilities	(303)	(146)	86	(4,010)	(1,020)
Deferred revenue	(207)	932	1,156	(6,524)	(12,742)
Other current and long-term liabilities	—	—	—	—	(2,053)

Net cash used in operating activities	(4,413)	(3,516)	(4,468)	(7,294)	(868)

Cash flows from investing activities:
Additions to property and equipment	(24)	(17)	(19)	(52)	(178)
(Additions) decreases to restricted cash	—	—	—	(1)	65
Proceeds from sale of property and equipment	—	2	2	63	137

Net cash provided by (used in) investing activities	(24)	(15)	(17)	10	24

Cash flows from financing activities:
Proceeds from employee stock purchase plan stock issuance	20	36	36	142	6
Exercise of common stock options	—	—	—	146	173
Principal payments on obligations under capital lease	(26)	(24)	(32)	(15)	(687)
Proceeds from issuance of notes payable	500	—	600	—	—
Principal payments on notes payable	(1,100)	—	—	—	—
Proceeds from issuance of convertible preferred stock and warrants	6,072	—	—	—	—
Proceeds from issuance of restricted stock	—	—	—	—	9,750

Net cash provided by financing activities	5,466	12	604	273	9,242

Net increase (decrease) in cash and cash equivalents	1,029	(3,519)	(3,881)	(7,011)	8,398
Cash and cash equivalents at beginning of year	1,344	5,225	5,225	12,236	3,838

Cash and cash equivalents at end of year	$2,373	$1,706	$1,344	$5,225	$12,236

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$7	$16	$19	$24	$32
Cash paid for interest	20	3	4	3	8
Non cash investing and financing activities:
Deferred compensation related to grants of stock or stock options	$—	$—	$157	$—	$72
Equipment purchased under capital leases	—	16	16	76	—

The accompanying notes to financial statements are an integral part of these financial statements

TENFOLD CORPORATION

NOTES TO FINANCIAL STATEMENTS

1. Nature of Operations

TenFold provides services and technology for building complex, Service Oriented Architecture (“SOA”)-compliant, mission-critical applications. We believe that with TenFold’s technology, EnterpriseTenFold, applications can be created in significantly less time and cost than using traditional development technologies and that customers will experience significantly reduced ongoing applications maintenance and enhancement costs compared to what they generally experience with legacy applications. Our business model focuses on providing applications development services and our EnterpriseTenFold technology, support and training, to customers who can use a TenFold team or their own business teams to build and maintain applications.

TenFold sells its products and services primarily to customers in the United States, but it currently has a small number of customers outside the United States.

TenFold was incorporated in the state of Delaware in February 1993.

2. Going Concern and Liquidity

Our financial statements have been prepared under the assumption that TenFold will continue as a going concern. The independent auditors’ opinion on our December 31, 2005 financial statements includes an explanatory paragraph relating to our ability to continue as a going concern.

As of December 31, 2005, our principal source of liquidity was our cash and cash equivalents of $1.3 million. On March 30, 2006 we completed a capital raising transaction for gross proceeds of approximately $6.3 million (before expenses and repayment of $1.1 million of interim financing obligations). We believe that with the proceeds of this capital transaction, and new sales that we believe that we can close during 2006, we will have sufficient liquidity for our operations during 2006. However, significant challenges and risks remain:

•	We have not been able to generate positive cash flow from operations for the three years ended December 31, 2005. Our net cash used in operating activities was $4.5 million for the year ended December 31, 2005.

•	For the last several years, we have derived a significant portion of our cash inflows from time-and-materials consulting services performed for a limited number of large customers for whom we were completing enterprise applications development projects. These parties initially became customers of TenFold under our prior business model in earlier years. As these customers completed their initial projects and became self-sufficient, they reduced their purchases of time-and-materials consulting services (although most continue to purchase support from us and other services from time to time). These reductions have materially reduced our cash inflows. The last of these large time-and-materials consulting engagements was substantially completed during the quarter ended March 31, 2005.

•	We have experienced difficulty closing substantial new sales, and it is unclear when or if we can expect to predictably close significant sales to new or existing customers, and to achieve and sustain positive cash flow from operations. Under the leadership of our new Chief Executive Officer, Robert W. Felton, we have recently changed our business model to focus on selling larger consulting projects, instead of the smaller prototype application projects that we primarily sold in 2005. Although we expect to be more successful with this new model, we have limited experience with the new model as we have introduced it only recently, and have not yet closed any sales under this model. If we do not close significant sales in 2006, the funds from our recent capital raising will not be sufficient to fund our operations through all of 2006.

There can be no assurance that we will be successful closing sufficient new sales and these risks may have a materially adverse affect on our future cash flow and operations.

3. Significant Accounting Policies

Basis of Presentation

As used herein, “TenFold,” the “Company,” “we,” “our” and similar terms refer to TenFold Corporation, unless the context indicates otherwise.

Unaudited Interim Financial Statements

The accompanying unaudited interim financial statements as of September 30, 2006 and for the nine months ended September 30, 2006, and 2005 have been prepared on substantially the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation on the financial information set forth herein. The results for the nine months ended September 30, 2006 are not necessarily indicative of future results.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions, including for example, estimated project costs and profitability and accounts receivable allowances. These assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

We believe risks relating to revenue recognition include the judgment required to determine project profit or loss projections on time-and-material contracts. We recognize time-and-materials revenue at the lowest point in the range of estimated profit margin, which represents our best estimate of the profit to be achieved. Variances may occur if we are unable to collect time-and-materials billings or if we grant concessions to time-and-materials customers in order to sell additional business or collect cash under the contract. As we occasionally provide services on a fixed price basis, risks relating to revenue recognition also include the judgment and estimation required to determine fixed-price project completion percentages, and fixed-price project profit or loss projections. Variances between management’s estimates and actual results may result in significant adjustments to our results of operations and financial position.

TENFOLD CORPORATION

NOTES TO FINANCIAL STATEMENTS

For a license agreement that we executed in August 2005 that contains a discount that cannot be determined at the inception of the agreement, we expect to recognize the related license revenue at the end of the estimated economic life of the release of EnterpriseTenFold provided to the customer. We are using the end of the estimated economic life to recognize the revenue because we do not have vendor specific objective evidence of fair value (“VSOE”) for the related post-contract customer support, due to the discount, and therefore we cannot allocate the revenue until the discount is known at the end of the estimated economic life. For accounting purposes, management estimates that the economic life is 16 months after considering factors such as the rapid pace of technological change in the software industry generally and particularly in TenFold’s market, the pace at which TenFold produces new releases of TenFold technology with substantial technological improvements, and the pace at which TenFold’s customers adopt new releases of TenFold technology.

We review asserted litigation claims each quarter to determine the likelihood that the claim will result in a loss. Significant management judgment is required to conclude on the likely outcome of outstanding litigation. If a loss is probable on a litigation claim, management estimates the loss and we accrue the estimated loss. If a loss is considered probable but cannot be reasonably estimated, we disclose the contingency in the notes to our financial statements. Losses may result on litigation claims that are not considered probable or are not estimable at the current time, potentially having a significant impact on future financial results.

Revenue Recognition

We derive revenues from license fees, applications development and implementation consulting services, support, and training services. License revenues consist of fees for licensing EnterpriseTenFold (formerly known as Universal Application) as an applications development tool. Service revenues consist of fees for applications development and implementation consulting, support and training. Other revenues include fees for reimbursement of out of pocket expenses incurred for customer projects.

We follow the provisions of Statement of Position (“SOP”) 97-2, Software Revenue Recognition, as modified by SOP 98-9, Modification of SOP 97-2 with Respect to Certain Transactions , and SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts , in recognizing revenue under each of our contracts.

We generally enter into contracts that involve multiple elements, such as software products, enhancements, post-contract customer support (“PCS”), training, and time-and-material services. For accounting purposes, we allocate a portion of the contract fee to each undelivered element based on the relative fair values of the elements and allocate the fee for delivered software products using the residual method. The fair values of an element must be based on VSOE. We establish VSOE based on the price charged when the same element is sold separately. VSOE for services is based on standard rates for the individuals providing services. These rates are the same rates charged when the services are sold separately under time-and-materials contracts. We base VSOE for training on standard rates charged for each particular training course. These rates are the rates charged when the training is sold separately for supplemental training courses. For PCS, VSOE is determined by reference to the renewal rate we charge the customer in future periods.

As a result, the amounts allocated to individual contract elements (such as license, consulting, training and support) for accounting purposes may differ from the amounts stated in the contract for those individual elements, but not in total.

For time-and-materials contracts, we generally estimate a profit range and recognize the related revenue using the lowest probable level of profit estimated in the range. Billings in excess of revenue recognized under time-and-material contracts are deferred and recognized upon completion of the time-and-materials contract or when the results can be estimated more precisely.

We recognize support revenue from contracts for ongoing technical support and product updates ratably over the support period. We recognize training revenue as we perform the services.

We recognize license revenues from EnterpriseTenFold licenses that do not include services or where the related services are not considered essential to the functionality of the software, when the following criteria are met: we have signed a noncancellable license agreement with nonrefundable fees; we have shipped the software product; there are no uncertainties surrounding product acceptance; the fees are fixed and determinable; and collection is considered probable. This policy applies both when the licenses are sold separately or when an EnterpriseTenFold license is sold with an applications development project. Services relating to the licenses typically include post contract customer support services, general time-and-materials consulting, and training; and do not add significant functionality, features, or significantly alter the software. In addition, similar services are available from other vendors; there are no milestones or customer specific acceptance criteria which affect the realizability of the software license fee; and the software license fee is non-cancelable and non-refundable.

For software arrangements that include a service element that is considered essential to the functionality of the software, we recognize license fees related to the application, and the applications development service fees, over time as we perform the services, using the percentage-of-completion method of accounting and following the guidance in Statement of Position (“SOP”) 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts . We make adjustments, if necessary, to the estimates used in the percentage-of-completion method of accounting as work progresses under the contract and as we gain experience. Fixed-price project revenues are split between license and service based upon the relative fair value of the components.

For certain projects, we limit revenue recognition in the period to the amount of project costs incurred in the same period, resulting in zero profit during the period, and postpone recognition of profits until results can be estimated more precisely.

For certain contracts for which reasonably dependable estimates cannot be made or for which inherent hazards make estimates doubtful, we recognize revenue under the completed-contract method of contract accounting.

For license agreements that contain a discount that cannot be determined at the inception of the agreement, we recognize the related license revenue at the end of the estimated economic life of the release of the software version provided to the customer. We use the end of the estimated economic life to recognize the revenue when we do not VSOE for the related post-contract customer support, due to the discount, and therefore we cannot allocate the revenue until the discount is known at the end of the estimated economic life.

We record billings and cash received in excess of revenue earned as deferred revenue. Our deferred revenue balance generally results from contractual commitments made by customers to pay amounts to us in advance of revenues earned. Our unbilled accounts receivable represents revenue that we have earned but which we have not yet billed. We bill customers as payments become due under the terms of the customer’s contract. We consider current information and events regarding our customers and their contracts and establish allowances for doubtful accounts when it is probable that we will be unable to collect amounts due under the terms of existing contracts.

TENFOLD CORPORATION

NOTES TO FINANCIAL STATEMENTS

The following table sets forth, for the periods indicated, the revenue recognized by type (in thousands):

	Year ended December 31,
	2005	2004	2003
EnterpriseTenFold license revenue	$515	$209	$198
Other license revenue	—	150	50

Total license revenues	$515	$359	$248
Subscription revenue	$—	$—	$10,431
Percentage-of-completion and completed-contract service revenue	$803	$8,426	$254
Time-and-materials service revenue	2,102	6,478	10,145
Maintenance revenue	1,567	1,638	3,183
Training revenue	456	234	822
Reimbursed expenses and other revenues	267	458	2,626

Total services and other revenues	$5,195	$17,234	$17,030

Total revenues	$5,710	$17,593	$27,709

Cash Equivalents

Cash equivalents include all highly-liquid investments purchased with remaining maturities of three or fewer months. Cash equivalents are recorded at cost, which approximates fair value, and consist primarily of investments in money market mutual funds, which at times, exceed federally insured limits. We have not experienced any losses in such accounts. We believe that we are not exposed to any significant credit risk on cash equivalents.

Accounts Receivable (Billed and Unbilled)

Our billed accounts receivable are recorded when invoiced and represent claims against third parties that will be settled in cash. Our unbilled accounts receivable represents revenue that we have earned but which we have not yet billed. The carrying value of our receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value. We estimate our allowances for doubtful accounts based on historical collection trends, the age of outstanding receivables, customers’ financial condition and creditworthiness, and existing economic conditions. If events or changes in circumstances indicate that specific receivable balances may be impaired, further consideration is given to the collectibility of those balances and the allowance is adjusted accordingly. We charge off accounts receivable against the allowance for doubtful accounts when an account is deemed to be uncollectible.

Financial Instruments

The carrying values of accounts receivable, unbilled accounts receivable, accounts payable, accrued liabilities, and income taxes payable, approximate their estimated fair values due to the relative short maturity of these instruments.

Restricted Cash

Restricted cash of $74,000 at December 31, 2005 and December 31, 2004 is maintained to support various accounts payable activities.

Property and Equipment

Property and equipment, including leasehold improvements, are stated at cost, as adjusted for impairment charges. See Note 5 for more information. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years, or the life of the lease, whichever is shorter.

Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments that extend the useful lives of existing equipment are capitalized and depreciated. On retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the statement of operations.

Accounting for Impairment of Long-Lived Assets

We review our long-lived assets, including goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to future un-discounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Fair value is determined utilizing cash flow analyses, and other market valuations.

Cost of Revenues

Cost of revenues consists primarily of compensation and other related costs of services personnel, and contractor and distributor costs related to customer projects. Costs of license revenues, including product packaging, documentation, and reproduction have not been significant.

Advertising

Advertising costs are expensed as incurred. Advertising costs amounted to $14,000 in 2005, $112,000 in 2004, and $1,000 in 2003.

Research and Development Costs

Research and development expenses consist primarily of costs for development and enhancement of our EnterpriseTenFold technologies. In accordance with Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed (“SFAS 86”), development costs incurred in the research and development of new software products to be sold, leased or otherwise marketed are expensed as incurred until technological feasibility has been established. We achieve technological feasibility through a working model. We have charged our software development costs to research and development expense in the accompanying Statements of Operations.

TENFOLD CORPORATION

NOTES TO FINANCIAL STATEMENTS

Warranty

We provide reserves for warranty costs expected to be incurred. To date, we have not incurred significant warranty costs.

Income Taxes

We record income taxes using the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement basis amounts of existing assets and liabilities and their respective income tax bases. Future tax benefits, such as net operating loss carryforwards and tax credits, are recognized to the extent that realization of such benefits is more likely than not.

Stock-Based Compensation

We apply the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation – an Interpretation of APB Opinion No. 25 issued in March 2000, to account for our stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, we have elected to continue to apply the intrinsic value-based method of accounting described above, and have adopted the disclosure requirements of SFAS No. 123. We have also adopted the disclosure provisions of SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure – an amendment of FASB Statement No. 123, into these financial statements and related notes.

Had compensation expense for our stock option plan and the employee stock purchase plan been determined based on the fair value at the grant date for awards or purchase rights under these plans consistent with the methodology prescribed under SFAS No. 123, Accounting for Stock Based Compensation, our net income (loss) for the years ended December 31, 2005, 2004, and 2003 would have been as follows (in thousands except per share information):

	2005	2004	2003
Net income (loss) applicable to common stock – as reported	$(5,434)	$3,416	$13,747
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	171	17	109
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(6,348)	(11,658)	(5,348)

Net income (loss) applicable to common stock – pro forma	$(11,611)	$(8,225)	$8,508

Earnings (loss) per common share - as reported:
Basic	$(0.12)	$0.07	$0.34
Diluted	$(0.12)	$0.06	$0.29
Earnings (loss) per common share - pro forma:
Basic	$(0.25)	$(0.18)	$0.21
Diluted	$(0.25)	$(0.15)	$0.18

The effect of SFAS 123 on pro forma net income (loss) and net income (loss) per share disclosed for 2005, 2004, and 2003 may not be representative of the effects on pro forma results in future years.

See Note 12 for more information.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, which amends Accounting Principles Board (APB) Opinion No. 29, Accounting for Nonmonetary Transactions . The guidance in APB Opinion 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB Opinion 29, however, included certain exceptions to that principle. SFAS No. 153 amends APB Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 has not had a material impact on our financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, which supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees . SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services through share-based payment transactions. SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for the award of equity investments based on the fair value of the award at the date of grant. The cost will be recognized over the period during which an employee is required to provide services in exchange for the award. On April 14, 2005, the Securities and Exchange Commission issued a release announcing the adoption of a new rule delaying the required implementation of SFAS No. 123R. Under this new rule, SFAS No. 123R is effective as of the beginning of the first annual reporting period that begins after June 15, 2005 and, thus, will be effective for us beginning with the first quarter of 2006. We are currently evaluating the impact of SFAS 123R and expect the adoption to have a material impact on our financial position and results of operations. See Stock-Based Compensation in this note above for more information related to the pro forma effects on our reported net loss and loss per share of applying the fair value recognition provisions of the previous SFAS 123, Accounting for Stock-Based Compensation , to stock-based employee compensation.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections. SFAS No. 154 is a replacement of APB No. 20, Accounting Changes , and SFAS No. 3 , Reporting Accounting Changes in Interim Financial Statements . SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle. SFAS No. 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and how to report a change in such circumstances. SFAS No. 154 also provides that a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for as a change in estimate effected by a change in accounting principle, and also provides that correction of errors in previously issued financial statements should be termed a “restatement.” SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

TENFOLD CORPORATION

NOTES TO FINANCIAL STATEMENTS

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Instruments, which amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. This statement is effective for all financial instruments acquired or issued in financial years beginning after September 15, 2006. We do not expect our adoption of this new standard to have a material impact on our financial position, results of operations or cash flows.

4. Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share (in thousands except per share data):

	Nine months ended September 30,		Year ended December 31,
	2006	2005	2005	2004	2003
	(Unaudited)	(Unaudited)
Numerator:
Net income (loss) applicable to common shareholders	$(7,402)	$(3,273)	$(5,434)	$3,416	$13,747

Numerator for diluted earnings (loss) per share	$(7,402)	$(3,273)	$(5,434)	$3,416	$13,747

Denominator:
Denominator for basic earnings (loss) per share – Weighted-average shares	46,507	46,415	46,423	46,204	40,634

Employee stock options	—	—	—	8,720	6,989

Denominator for diluted earnings (loss) per share	46,507	46,415	46,423	54,924	47,623

Earnings (loss) per common share:
Basic earnings (loss) per common share	$(0.16)	$(0.07)	$(0.12)	$0.07	$0.34

Diluted earnings (loss) per common share	$(0.16)	$(0.07)	$(0.12)	$0.06	$0.29

Employee stock options that could potentially dilute basic earnings (loss) per share in the future, of which there were 23,450,459 outstanding during the year ended December 31, 2005, that have a weighted average exercise price of $1.80 per share, were not included in the computation of diluted earnings (loss) per share for the year ended December 31, 2005, because to do so would have been anti-dilutive for the period.

Employee stock options that could potentially dilute basic earnings (loss) per share in the future, of which there were 4,962,685 outstanding during the year ended December 31, 2004, that have a weighted average exercise price of $6.21 per share, were not included in the computation of diluted earnings (loss) per share for the year ended December 31, 2004, because to do so would have been anti-dilutive for the period.

Employee stock options of 3,792,372 outstanding during the year ended December 31, 2003, that have a weighted average exercise price of $5.99 per share, and that could potentially dilute basic earnings (loss) per share in the future, were not included in the computation of diluted earnings (loss) per share for the year ended December 31, 2003, because to do so would have been anti-dilutive for the period.

5. Property and Equipment

Property and equipment consists of the following (in thousands):

	December 31,
	2005	2004
Computer equipment	$4,737	$6,801
Software	1,351	1,675
Leasehold improvements	904	2,237
Furniture and fixtures	736	738
Office equipment	604	1,394
Computer equipment under capital lease	88	76

Total cost	8,420	12,921
Less accumulated depreciation and amortization	(8,068)	(12,295)

	$352	$626

Accumulated amortization under capital leases amounted to $44,000, $15,000, and $0 at December 31, 2005, 2004, and 2003, respectively.

During the year ended December 31, 2003, we executed agreements with our two major prior equipment leasing vendors to buy out and retire their equipment lease debt at a substantial discount, and return substantially all the equipment. Net total other income for the year ended December 31, 2003 includes a gain of $2.2 million that we recognized on the retirement of these capital lease obligations.

TENFOLD CORPORATION

NOTES TO FINANCIAL STATEMENTS

6. Accrued Liabilities

Accrued liabilities consists of the following (in thousands):

	December 31,
	2005	2004
Accrued compensation	$533	$107
Accrued vacation	345	463
Sales & other business taxes	182	245
Accrued medical claims	139	141
Accrued restructuring costs	26	132
Legal and accounting fees	25	8
Other accrued expenses	242	310

Total accrued liabilities	$1,492	$1,406

Accrued liabilities at December 31, 2005 included estimated severance and related benefits of approximately $492,000, accrued in connection with the departure of our prior Chief Executive Officer in late 2005.

7. Notes Payable – Related Parties

On December 23, 2005, we executed a Promissory Note due to Robert W. Felton, our Chairman, President, and Chief Executive Officer, in the amount of $200,000.

On December 23, 2005, we executed a Promissory Note due to Wasatch Investments LLC, an investment entity associated with TenFold Director Robert E. Parsons, Jr., in the amount of $200,000.

On December 28, 2005, we executed a Promissory Note due to First Media TF Holdings LLC, an investment entity associated with TenFold Director Ralph W. Hardy Jr., in the amount of $200,000.

On February 23, 2006, TenFold executed a Promissory Note due to Mr. Felton, in the amount of $250,000.

On March 15, 2006, TenFold executed a Promissory Note due to Mr. Felton, in the amount of $250,000.

These identical Promissory Notes were intended to provide interim financing to TenFold while we sought to secure equity financing. The notes are senior to other TenFold indebtedness and equity, bear interest at 10% and were due upon the earlier to occur of March 31, 2006, the closing of equity financing of $2 million or more, or a liquidation event. We repaid these notes in full in March 2006, upon completing the equity financing transaction described in Note 11.

The disinterested members of our Board of Directors approved these transactions.

8. Commitments

We lease office space and equipment under non-cancelable lease agreements, which expire at various dates through 2007. Future minimum lease payments under non-cancelable lease obligations, in excess of one year, as of December 31, 2005 are as follows (in thousands):

	Total	Operating	Capital
2006	$479	$442	$37
2007	309	299	10
Thereafter	—	—	—

Total minimum lease payments	$788	$741	47

Less: Amount representing interest			(2)

Present value of net minimum capital lease payments			45
Less: Current installments of obligations under capital leases			(35)

Obligations under capital leases, excluding current installments			$10

Total rental expense under operating leases was $541,000, $492,000, and $431,000, for the years ended December 31, 2005, 2004, and 2003, respectively.

We previously had significant capital lease obligations from equipment leases we had entered into in prior years. During the year ended December 31, 2003, we executed agreements with our two major prior equipment lessors to buy out and fully retire their equipment lease debt at a substantial discount, and return substantially all the related equipment. We recognized the difference between the amount paid to retire these lease obligations and the carrying amount of the lease obligations as a gain on retirement of debt of $2.2 million.

9. Legal Proceedings and Contingencies

Unresolved Stockholder Matter

On November 6, 2001, a class action complaint alleging violations of the federal securities laws was filed in the United States District Court for the Southern District of New York naming as defendants TenFold, certain of our officers and directors, and certain underwriters of our initial public offering. An amended complaint was filed on April 24, 2002. TenFold and certain of our officers and directors are named in the suit pursuant to Section 11 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act 1934 on the basis of an alleged failure to disclose the underwriters’ alleged compensation and manipulative practices. Similar complaints have been filed against over 300 other issuers that have had initial public offerings since 1998. The individual officer and director defendants entered into tolling agreements

TENFOLD CORPORATION

NOTES TO FINANCIAL STATEMENTS

and, pursuant to a Court Order dated October 9, 2002, were dismissed from the litigation without prejudice. On February 19, 2003, the Court granted a Motion to Dismiss the Rule 10b-5 claims against 116 defendants, including TenFold. On June 27, 2003, our Board of Directors approved a proposed partial settlement with the plaintiffs in this matter. The settlement would provide, among other things, a release of TenFold and of the individual defendants for the alleged wrongful conduct in the Amended Complaint. We agreed to undertake other responsibilities under the partial settlement, including agreeing to assign away, not assert, or release certain potential claims we may have against our underwriters. In June 2004, a motion for preliminary approval of the settlement was filed with the Court. The underwriters filed a memorandum with the Court opposing preliminary approval of the settlement. The court granted preliminary approval of the settlement on February 15, 2005, subject to certain modifications. On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The court also appointed the Notice Administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members beginning on November 15, 2005. The settlement fairness hearing has been set for April 24, 2006. Following the hearing, if the court determines that the settlement is fair to the class members, the settlement will be approved. There can be no assurance that this proposed settlement would be approved and implemented in its current form, or at all. Any direct financial impact of the proposed settlement is expected to be borne by our insurers. At this point, we do not believe that this lawsuit will have a material adverse impact on our business, results of operations, financial position, or liquidity. Accordingly, no related losses have been provided for in our accompanying financial statements.

Assessing litigation

We review litigation claims each quarter to determine the likelihood that the claim will result in a loss. Due to the inherent uncertainties of litigation, predicting the ultimate outcome of litigation is very difficult. Significant management judgment is required to conclude on the likely outcome of outstanding litigation. As part of that review, we consider our available insurance coverage. Such coverage is subject to the particular policy’s total limit, and typically subject to the insurer’s standard reservation of rights regarding conditions or findings that might exclude coverage for a particular matter.

If a loss is considered probable on a litigation claim, management estimates the loss and we accrue the estimated loss. If a loss is considered probable but cannot be reasonably estimated, we disclose the contingency in these notes to our financial statements. Losses may however result on litigation claims that are not considered probable or are not estimable at the current time, potentially having a material adverse impact on our future business, results of operations, financial position, or liquidity.

Indemnifications, Warranties and Insurance

As permitted under Delaware law, and as provided in agreements with our officers and Directors, we have indemnified officers and Directors for certain claims asserted against them in connection with their service as an officer or Director of TenFold. The maximum potential amount of future payments that we could be required to make under these indemnification provisions is unlimited. However, we have purchased Directors’ and Officers’ insurance policies that reduce our monetary exposure and enable us to recover a portion of any future amounts paid. As a result of this insurance coverage, we believe the estimated fair value of these indemnification agreements is not material.

Our agreements with customers generally require us to indemnify the customer against claims that our software infringes third party patent, copyright, or other proprietary rights. Such indemnification obligations are generally limited in a variety of industry-standard respects, including a right to replace an infringing product or cancel the software license and return the fees paid by the customer. To date, we have not incurred costs to defend lawsuits or settle claims related to these indemnification agreements, and no such claims were outstanding at December 31, 2005. As a result, we have not recorded a liability for infringement costs as of December 31, 2005.

Our agreements with customers also generally provide a warranty that for so long as the customer is paying for support services, our software will materially conform to the related documentation, and that our software has been developed in a workmanlike manner. To date, we have not incurred significant warranty costs. As a result, we have not recorded a liability for warranty costs as of December 31, 2005.

We have an industry-standard, errors and omissions insurance policy. This policy excludes contractual related disputes such as cost and time guarantees, and only covers software errors or omissions that occur after the delivery of software. We believe this policy provides adequate coverage for potential damages related to errors and omissions in our delivered software.

10. Income Taxes

The components of the provision (benefit) for income taxes are presented below (in thousands):

	Year ended December 31,
	2005	2004	2003
Provision (benefit) for income taxes:
Current:
Federal	$—	$—	$—
State	(1,081)	(52)	4
Foreign.	9	(324)	28

Total current	(1,072)	(376)	32
Deferred:
Federal	—	—	—
State	—	—	—

Total deferred	—	—	—

Total provision (benefit) for income taxes	$(1,072)	$(376)	$32

TENFOLD CORPORATION

NOTES TO FINANCIAL STATEMENTS

The table below reconciles the expected U.S. federal statutory income tax rate to the recorded income tax provision (benefit) (in thousands):

	Year ended December 31,
	2005	2004	2003
Tax expense (benefit) at U.S. statutory rates	$(2,212)	$1,034	$4,685
State tax (benefit), net of federal tax impact	5	5	4
Meals & entertainment	14	14	11
Foreign taxes	9	19	28
Change in tax contingencies and other estimates	(1,080)	(398)	25
Change in valuation allowance attributable to operations	2,192	(1,050)	(4,721)

Provision (benefit) for income taxes	$(1,072)	$(376)	$32

Our deferred tax assets are comprised of the following (in thousands):

	December 31,
	2005	2004
Deferred tax assets:
Reserves and accruals	$782	$456
Stock option compensation	55	8
Credits for research activities and foreign taxes	7,170	7,161
Differences in timing of revenue recognition	385	—
Loss carryovers	30,362	28,603
Depreciation for book in excess of tax	367	701

Total deferred tax assets	39,121	36,929
Valuation allowance	(39,121)	(36,929)

Deferred tax assets after valuation allowance	$—	$—

Domestic and foreign components of income (loss) before taxes are as follows (in thousands):

	Year ended December 31,
	2005	2004	2003
Domestic	$(6,506)	$3,040	$13,779
Foreign	—	—	—

Income (loss) before taxes	$(6,506)	$3,040	$13,779

The benefit for income taxes for the year ended December 31, 2005 relates primarily to reversing accruals for foreign and state taxes that were no longer deemed necessary. As of December 31, 2005, we had federal net operating loss carryforwards of approximately $80.8 million that begin to expire in 2020. As of December 31, 2005, we had state net operating loss carryforwards of approximately $61.1 million, which are subject to various state carryover provisions that generally provide shorter carryover periods than federal. In addition, as of December 31, 2005, we had federal credit carryforwards for increasing research activities of approximately $4.1 million that begin to expire in 2014. We also had $1.7 million of state credits for increasing research activities that are subject to various state carryover provisions. The net operating losses and credits carryforwards will be subject to annual use limitations under Code Sections 382 and 383 as a result of the capital raising transaction that we completed in March 2006 described below.

The ultimate realization of the deferred income tax assets is dependent, in part, upon the tax laws in effect, our future earnings, and other events. As of December 31, 2005, we had recorded a valuation allowance of $39.1 million. During the year ended December 31, 2005, the valuation allowance increased approximately $2.2 million, and for the year ended December 31, 2004, the valuation allowance decreased approximately $1.1 million. The increase for the year ended December 31, 2005 relates primarily to the current operating loss, whereas the decrease for the year ended December 31, 2004 relates primarily to the income from operations. The general valuation allowance has been established under the provisions of SFAS No. 109, Accounting for Income Taxes , which requires that a valuation allowance be established when it is more likely than not that the net deferred tax assets will not be realized. The valuation allowance as of December 31, 2005 includes the benefit for stock option exercises that increased the size of the net operating loss carryovers. Future reductions to the valuation allowance will be allocated $29.7 million to operations and $9.4 million to paid-in capital.

11. Capital Stock

On December 22, 2003, we completed a private placement of 5 million shares of restricted common stock, with no warrants, which we sold at $2.00 per share (before related fees and expenses). Under the terms of the private placement, we filed a shelf registration statement to register such shares that initially became effective on May 14, 2004. The remaining unsold shares have been removed from registration, but the holding period provided by federal securities laws has been satisfied, and the unsold shares may be freely transferred by non-affiliates of TenFold.

During February 2003, we sold 3,888,889 shares of common stock to a member of our Board of Directors for a total purchase price of $700,000. These shares are not registered and are therefore subject to certain holding period and other trading restrictions provided by federal securities laws.

TENFOLD CORPORATION

NOTES TO FINANCIAL STATEMENTS

On March 29, 2006, we entered into a Securities Purchase Agreement for the sale of 1,500,000 shares of unregistered convertible preferred stock and warrants. The preferred shares are convertible into 20,315,805 shares of common stock. The warrants are to purchase 10,157,899 shares of common stock at an exercise price of $0.62 per share, with a 5 year term. The transaction generated gross proceeds of approximately $6.3 million (before expenses and repayment of $1.1 million of interim financing obligations). Several members of our Board of Directors (or investment entities associated with them) and an Executive Officer participated in the transaction, providing a total of approximately $4.7 million of the gross proceeds raised:

•	Robert W. Felton Trust invested $2 million. We repaid $709,000 of interim financing to Mr. Felton, our Chairman, President, and Chief Executive Officer, from the proceeds of the capital raising.

•	First Media TF Holdings LLC, an investment entity associated with TenFold Director Ralph W. Hardy Jr., invested $2 million. We repaid $205,000 of interim financing to First Media TF Holdings LLC from the proceeds of the capital raising.

•	TenFold Director Steven H. Coltrin invested $500,000. We expect to use approximately $206,000 of the proceeds of the capital raising to pay accounts payable due to his firm, Coltrin & Associates, for marketing and public relations work provided to TenFold in earlier periods.

•	Samer Diab, Senior Vice President, Customer Services, invested $230,000.

We also repaid $205,000 of interim financing to Wasatch Investments LLC, an investment entity associated with TenFold Director Robert E. Parsons, Jr., from the proceeds of the capital raising.

12. Stock Option Plans

1993 Flexible Stock Incentive Plan. Our 1993 Flexible Stock Incentive Plan (the “1993 Stock Plan”) was adopted by the Board of Directors and approved by our stockholders in February 1993. A total of 10,000,000 shares of common stock are reserved for issuance under the 1993 Stock Plan. The 1993 Stock Plan is administered by the Board of Directors and the Board Compensation Committee, and with respect to option grants to purchase up to 10,000 shares to any one employee, option grants may be approved by a separate committee of the board. The 1993 Stock Plan provides for the issuance of incentive stock options to employees, including officers and employee directors, and of nonqualified stock options, stock purchase rights, stock bonus awards, and stock appreciation rights to employees, including officers and directors, consultants, and non-employee directors. The options generally vest over a four or five-year period and expire ten years from the date of grant. On January 1, 2003, the Plan terminated with respect to the grant of incentive stock options. To date, we have not issued any incentive stock options, stock purchase rights, stock bonus awards, or stock appreciation rights under the 1993 Stock Plan.

1999 Stock Plan. Our 1999 Stock Plan was adopted by the Board of Directors and approved by the stockholders in March 1999 and June 2002. A total of 6,500,000 shares of common stock were initially reserved for issuance under the 1999 Stock Plan, plus an automatic annual increase on the first day of 2000, 2001, 2002, 2003, and 2004. This automatic annual increase was equal to the lesser of 1,000,000 shares or 3 percent of our outstanding common stock on the last day of the immediately preceding year, or such lesser number of shares as the Board of Directors determined. Under this provision, on each of January 1, 2004, January 1, 2003, January 1, 2002, January 1, 2001 and January 1, 2000 the number of shares reserved for issuance under the plan increased by 1,000,000 shares. At the 2003 Annual Meeting our stockholders approved a plan amendment that increased the number of shares of common stock available for issuance by 5,000,000 shares, and increased the annual limit on the number of shares of common stock that may be granted to any one employee by 1,000,000 shares to an annual maximum of 2,000,000 shares. At the 2005 Annual Meeting our stockholders approved a plan amendment that increased the number of shares of common stock available for issuance by 5,000,000 shares. The 1999 Stock Plan provides for the granting to employees, including officers and directors, of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and for the granting to employees and consultants, including non-employee directors, of nonqualified stock options and stock purchase rights. We have historically granted only nonqualified stock options. The 1999 Stock Plan is administered by the Board of Directors and the Board Compensation Committee, and with respect to option grants to purchase up to 10,000 shares to any one employee, option grants may be approved by a separate committee of the board. The plan administrator determines the terms of options and stock purchase rights granted under the 1999 Stock Plan, including the number of shares subject to an option or purchase right, the exercise or purchase price, and the term and exercisability of options. The options generally vest over a four or five year period and expire ten years from the date of grant. Unless terminated earlier, the 1999 Stock Plan will terminate in March 2009. Through December 31, 2005, we have not issued any stock purchase rights or stock appreciation rights under the 1999 stock plan; and have issued only one incentive stock option grant and one stock bonus award.

2000 Employee Stock Option Plan. Our 2000 Stock Option Plan was adopted by the Board of Directors in December 2000. A total of 7,000,000 shares of common stock have been reserved for issuance under the 2000 Stock Option Plan. The 2000 Stock Option Plan provides for the granting of nonstatutory rights of purchase of our common stock to employees, excluding section 16 officers, directors, and non-employee directors. Nonstatutory options do not qualify as an Incentive Stock Option within the meaning of Section 422 of the Internal Revenue Code of 1996, as amended. The 2000 Stock Option Plan is administered by the Board of Directors. The plan administrator determines the terms of options and stock purchase rights granted under the 2000 Stock Option Plan, including the number of shares subject to an option or purchase right, the exercise or purchase price, and the term and exercisability of options. The options generally vest over a four-year period and expire ten years from the date of grant. Unless terminated earlier, the 2000 Stock Plan will terminate in December 2010.

Stock option activity under our 1993, 1999, and 2000 stock option plans is as follows:

	Option Shares	Weighted Average Exercise Price Per Share
Outstanding at December 31, 2002	10,050,679	$2.75

Granted	8,869,000	$1.03
Exercised	283,988	$0.61
Canceled	1,771,702	$3.33

Outstanding at December 31, 2003	16,863,989	$1.85

Granted	5,609,500	$2.79
Exercised	297,639	$0.49
Canceled	1,272,529	$1.82

Outstanding at December 31, 2004	20,903,321	$2.12

Granted	4,181,000	$0.40
Exercised	—	$—
Canceled	1,633,862	$2.33

Outstanding at December 31, 2005	23,450,459	$1.80

TENFOLD CORPORATION

NOTES TO FINANCIAL STATEMENTS

At December 31, 2005, 20,450,740 options were vested and exercisable as compared to 12,883,266 in 2004 and 8,010,608 in 2003, under the stock option plans. Included in the table above are options granted to consultants that were recorded at their estimated fair value. To date, the number of options granted to consultants and the related fair value of such options has been insignificant.

The following table summarizes information about stock options under the plans outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Options Outstanding at 12/31/05	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 12/31/05	Weighted Average Exercise Price
$ 0.15 to $ 0.25	3,752,125	7.06 Years	$0.21	3,081,781	$0.21
0.35 to 0.49	7,687,991	7.77 Years	0.39	6,834,241	0.39
0.60 to 0.89	1,186,250	5.64 Years	0.75	1,185,250	0.75
1.04 to 2.05	6,553,330	7.13 Years	1.44	6,001,268	1.43
2.49 to 2.92	1,258,528	7.46 Years	2.71	729,715	2.67
3.80 to 9.82	2,621,435	7.47 Years	4.59	2,227,685	4.73
12.60 to 21.00	24,100	3.94 Years	16.73	24,100	16.73
25.75 to 55.88	366,700	4.15 Years	33.31	366,700	33.31

$ 0.15 to $55.88	23,450,459	7.26 Years	$1.80	20,450,740	$1.85

The number of remaining options available to grant under the 1993, 1999, and 2000 plans is 9,893,607 as of December 31, 2005.

The weighted-average fair value of the options granted under the plans in 2005 is $0.36 as compared to $2.62 in 2004 and $0.90 in 2003. The fair value of these options was estimated at the date of grant using the Black-Scholes model with the following weighted-average assumptions for 2005, 2004, and 2003: risk-free interest rate of 3.95 percent in 2005, 2.54 percent in 2004, and 2.15 percent in 2003; a dividend yield of 0 percent; a volatility factor of 170.2 percent for 2005, 185.3 percent for 2004 and 202.2 percent in 2003; and an expected life of 3.5 years in 2005, 3.9 years in 2004, and 3.0 years in 2003.

We recorded deferred compensation of $157,000 in 2005; $0 in 2004; and $72,000 in 2003; relating to modifications of stock options. We recognized compensation expense of $171,000 in 2005, $17,000 in 2004, and $109,000 in 2003, related to the vesting of options with associated deferred compensation.

13. 1999 Employee Stock Purchase Plan

Our 1999 Employee Stock Purchase Plan was adopted by our Board of Directors and approved by our stockholders in March 1999. A total of 1,000,000 shares of common stock were initially reserved for issuance under the purchase plan. In addition, the number of shares reserved for issuance under the purchase plan automatically increased on the first day of each of our fiscal years beginning in 2000, 2001, 2002, 2003, and 2004 equal to the lesser of 300,000 shares, 0.75 percent of our outstanding common stock on the last day of the immediately preceding fiscal year, or such lesser number of shares as the Board of Directors determined. Under this provision, the number of shares reserved for issuance under the purchase plan increased by 1,385,490 shares. The purchase plan, which is intended to qualify under Section 423 of the Internal Revenue Code, has two six-month offering periods each year, with new offering periods (other than the first offering period) commencing on February 1 and August 1 of each year. The first offering period commenced on the date of the initial public offering and ended on January 31, 2000. We issued 68,530, 95,496, and 47,478, shares under this plan during the years ended December 31, 2005, 2004, and 2003, respectively.

As of December 31, 2005, 1,606,068 shares were available for issuance under the 1999 Employee Stock Purchase Plan.

The purchase plan is administered by the Board of Directors or by a committee appointed by the Board. Employees (including officers and employee directors) of TenFold, or of any majority-owned subsidiary designated by the Board, are eligible to participate in the purchase plan if they are employed by TenFold or any such subsidiary for at least 20 hours per week and more than 5 months per year. The purchase plan permits eligible employees to purchase common stock through payroll deductions of up to 10 percent of an employee’s compensation, at a price equal to 85 percent of the lower of the fair market value of the common stock at the beginning of the offering period or at the end of such period. No employee may purchase more than 3,000 shares of common stock under the purchase plan in any single offering period. No employee may purchase shares in an offering period if the purchase would cause such employee to own stock or hold outstanding stock options equal to or in excess of 5 percent of the total voting power of all classes of our stock. In addition, no employee shall be granted an option under the purchase plan if the option would permit an employee to purchase stock under all our employee stock purchase plans at a rate that exceeds $25,000 of fair market value of the stock for each calendar year in which the option is outstanding. An employee has the option of increasing or decreasing the percentage of payroll deductions once or of discontinuing the deduction during the offering period. We have elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) in accounting for its employee stock purchase plan. Under APB 25, the plan is considered non-compensatory.

The weighted-average fair value of employee stock purchase rights granted under the employee stock purchase plan in 2005 was $0.32 as compared to $1.66 in 2004 and $1.17 in 2003. The fair value of the employee stock purchase rights was estimated using the Black-Scholes model with the following assumptions for 2005: a weighted-average risk-free interest rate of 3.24 percent, dividend yield of 0 percent, an expected life of 6 months, and a volatility factor of 169.2 percent.

TENFOLD CORPORATION

NOTES TO FINANCIAL STATEMENTS

14. 401(k) Retirement Plan

We established a 401(k) retirement savings plan for employees in January 1996. All employees age 21 and over are eligible to participate. Each participant may elect to have amounts deducted from his or her compensation and contributed to the plan. Through January 15, 2002, we matched 20 percent of the first 6 percent of an employees’ contributions, up to a maximum of $2,000 per employee per year. On January 15, 2002, we discontinued matching of employee contributions.

15. Operating Segments

Our CEO reviews financial information on a consolidated basis, similar in format to the accompanying Statements of Operations. We consolidate revenue and expense information for all business groups for internal and external reporting and for decision-making purposes. We operate in a single operating segment, which is applications products and services.

Revenues from customers outside of North America were approximately 11 percent of total revenues for 2005, 20 percent of total revenues for 2004, and 29 percent of total revenues for 2003. Revenues from customers in the United Kingdom were 9 percent of total revenues for 2005, 19 percent of total revenues for 2004, and 29 percent of total revenues for 2003. The decrease in percent on total revenues from the United Kingdom is primarily the result of the completion during the quarter ended September 30, 2004, of a UK consulting project we commenced in 2002. Revenues from operations in Argentina were 2 percent of total revenues for 2005, 0.9 percent of total revenues for 2004, and 0.5 percent of total revenues for 2003. At December 31, 2005, our long-lived assets are deployed in the United States.

16. Additional Significant Risks and Uncertainties

We have derived, and over the near term we expect to continue to derive, a significant portion of our revenues and cash flow from a limited number of customers. Replacing the loss of an important customer is unpredictable. Revenues and cash flows from a single customer or a few important customers may constitute a significant portion of our total revenues and cash inflows in a particular period, then decline as the volume of work performed for specific customers is likely to vary from period to period, and a major customer in one period may not continue to purchase licenses or services from us in a subsequent period. Although we plan to expand and diversify our customer base, currently the loss of any of our large customers, without their replacement by new customers, would likely have a material adverse effect on our revenue and cash flow. The following table provides customer revenue concentrations greater than 10% of annual revenues, for each of the three years ended December 31, 2005, 2004 and 2003. No other customer accounted for more than 10 percent of total annual revenues during any of these years.

	December 31,
	2005	2004	2003
Customer A	20%
Customer B	18%	22%	25%
Customer C	11%
Customer D		50%
Customer E		15%	23%
Customer F			41%

The customer accounting for 20 percent of our total revenues for the year ended December 31, 2005, completed its use of our time-and-materials consulting services for its application development project during the quarter ended December 31, 2005. The customer accounting for 18 percent of our total revenues for the year ended December 31, 2005, substantially completed its application development project during the quarter ended March 31, 2005. The customer accounting for 11 percent of our total revenues for the year ended December 31, 2005, DevonWay, is a related party. See Note 18 for more information.

17. Special Charges

We incurred no special charges during the years ended December 31, 2005 and 2004. Special charges for the year ended December 31, 2003 of $(673,000) include restructuring charge adjustments of $(578,000) and asset loss impairment adjustments of $(95,000).

Asset Impairment Charges. During year ended December 31, 2003, we recorded asset loss provision adjustments of $(95,000) to eliminate remaining estimated asset loss accruals that were no longer necessary upon our completing the return of previously leased equipment.

Restructuring Charges. During the year ended December 31, 2003, we recorded restructuring charge adjustments of $(578,000) to reduce previously accrued restructuring charges for negotiated reductions in remaining lease payments due for unoccupied properties, and to reflect higher sublease income received than previously estimated.

18. Related Party Transactions

During 2005, we entered into agreements with a new customer, DevonWay, to provide licenses, consulting services, technical support services, and training, for a total of approximately $1.6 million. A long-time member of our Board of Directors and our recently elected Chairman, CEO and President, Robert W. Felton, is the founder and majority shareholder of DevonWay. All disinterested members of our Board of Directors approved of these related party transactions and our general ongoing business relationship with DevonWay.

Our revenues from DevonWay for the year ended December 31, 2005, are license revenues of $160,000, and services and other revenue of $439,000. As of December 31, 2005, we had accounts receivable from DevonWay of $24,500. For the year ended December 31, 2005, we received cash inflows from DevonWay of $1.6 million.

Although we received a $1 million license payment from DevonWay in August 2005, for accounting purposes we have deferred recognition of this revenue until the end of the estimated economic life of the release of EnterpriseTenFold provided to DevonWay, because the license agreement contains a discount that cannot be determined at inception of the agreement. We are using the end of the estimated economic life to recognize the revenue because we do not have vendor specific objective evidence of fair value (“VSOE”) for the related post-contract customer support, due to the discount, and therefore we cannot allocate the revenue until the discount is known at the end of the estimated economic life. For accounting purposes, management estimates that the economic life is 16 months, and as a result no revenue will be recognized from this license until it is all recognized in a lump sum in the latter part of 2006.

See Note 7 for information about Promissory Notes we have entered into with members of our Board of Directors.

TENFOLD CORPORATION

NOTES TO FINANCIAL STATEMENTS

See Note 11 for information about our capital raising transaction completed in March 2006, that included the sale of stock to members of our Board of Directors and Executive Officers.

19. Stock-Based Compensation in 2006 (unaudited)

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options and employee stock purchases related to the Employee Stock Purchase Plan (“ESPP”) based on estimated fair values. In accordance to this standard, we recognize the compensation cost of all share based awards on a straight-line basis over the vesting period of the award. Prior to January 1, 2006, we accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees , and related Interpretations, as permitted by FASB Statement No. 123, Accounting for Stock-Based Compensation (“Statement 123”).

We adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006. Our Condensed Financial Statements as of and for the nine months ended September 30, 2006, reflect the impact of SFAS 123(R). Under that transition method, compensation cost recognized in the first nine months of 2006 includes: (a) amortization related to the compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) amortization related to compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated.

TenFold has three stock-based employee option plans and an ESPP which are described more fully in Note 12 and Note 13, respectively, in our 2005 Annual Report on Form 10-K. No stock-based employee compensation cost was recognized in the Statement of Operations for the three- or nine-month period ended September 30, 2005, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The ESPP was deemed noncompensatory under Opinion 25, and, therefore, resulted in no compensation cost. As of September 30, 2006, TenFold has approximately 12.12 million shares of common stock reserved for future issuance under the stock option plans and the ESPP.

The adoption of SFAS 123(R) had a significant impact on our results of operations. Our statement of operations for the nine months ended September 30, 2006 includes the following stock-based compensation expense from stock options and ESPP:

(in thousands)	Nine Months Ended September 30, 2006
Cost of revenues	$178
Sales and marketing	18
Research and development	856
General and administrative	1,052

Stock-based compensation expense included in operating expenses	2,104
Tax benefit	—

Stock-based compensation expense included in net loss	$2,104

During the three months ended September 30, 2006, we granted 5,000,000 options to our CEO, with half vesting immediately and the other half vesting quarterly in 2007. This grant accounts for $620,000 of the stock-based compensation expense for the nine months ended September 30, 2006.

For the year ended December 31, 2005, we recognized estimated severance related charges related to the departure of our prior CEO, including an estimated option modification charge, based upon the anticipated terms at that time. Upon the execution of the Separation Agreement and Release on May 19, 2006, we calculated the actual option modification charge based upon the final terms, and recognized a resulting reduction in our stock-based compensation expense of $133,000, which reduced our general and administrative expenses for the nine months ended September 30, 2006.

Unrecognized stock-based compensation expense expected to be recognized over an estimated weighted-average amortization period of 0.8 year was $2.9 million at September 30, 2006.

Our deferred compensation cost at December 31, 2005 of $6,000, which was accounted for under APB 25, was reclassified into additional paid-in capital.

TENFOLD CORPORATION

NOTES TO FINANCIAL STATEMENTS

The following table illustrates the effect on net loss and loss per share if we had applied the fair value recognition provisions of Statement 123 to options granted under our stock option plans and the employee stock purchase plan in all periods presented. For purposes of this pro-forma disclosure, the value of the options is estimated using a Black-Scholes option-pricing formula and amortized to expense over the options’ vesting periods.

(in thousands, except per share data)	Nine Months Ended September 30, 2005
Net loss applicable to common stock – as reported	$(3,273)
Add: Stock-based employee compensation expense included in reported net loss, net of related tax effects	11
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(4,701)

Net loss applicable to common stock – pro forma	$(7,963)

Loss per common share – as reported:
Basic	$(0.07)
Diluted	$(0.07)
Loss per common share – pro forma:
Basic	$(0.17)
Diluted	$(0.17)

Share Option Plans

We currently have three stock option plans that allow us to grant nonqualified stock options, stock purchase rights, stock bonus awards, stock appreciation rights, and other equity based awards to employees, including officers and directors, consultants, and non-employee directors. We have historically generally granted only nonqualified stock options. The options generally vest over a four or five-year period and expire ten years from the date of grant.

Our weighted-average assumptions used in the Black-Scholes valuation model for equity awards with time-based vesting provisions granted during the nine months ended September 30, 2006 are shown below:

Nine Months Ended September 30, 2006
Expected volatility	158%
Expected dividends	0%
Expected term	5.30 Years
Risk-free interest rate	4.83%

The expected volatility rate was estimated based on the historical volatility of TenFold common stock. The expected term was calculated using the SEC “simplified” method as provided for in Staff Accounting Bulletin No. 107. The risk-free interest rates are the rates provided by the U.S Treasury for Daily Treasury Yield Curve Rates commonly referred to as “Constant Maturity Treasury” rates in effect at the time of grant with a remaining term equal to the expected option term.

The pre-vesting forfeiture rate used for the nine months ended September 30, 2006 was based on historical rates and forward-looking factors. As required under SFAS 123(R), we will adjust the estimated forfeiture rates to our actual experience. Prior to adoption of SFAS 123(R) we accounted for forfeitures as they occurred.

A summary of the time-based stock option awards as of September 30, 2006, and changes during the nine months then ended, is as follows:

Stock Option Awards	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (000s )
Outstanding at January 1, 2006	23,450,459	$1.80
Granted	6,098,000	0.24
Exercised	—	—
Forfeited or expired	(6,828,233)	1.50

Outstanding at September 30, 2006	22,720,226	$1.29	7.21	$5

Exercisable at September 30, 2006	18,052,273	$1.44	6.73	$5

The weighted-average grant-date fair value of stock options granted during the nine months ended September 30, 2006 was $0.22. Stock-based compensation expense related to stock options recognized under SFAS 123(R) for the nine months ended September 30, 2006 was $2.1 million. At September 30, 2006, there was $2.9 million of unrecognized stock-based compensation expense related to non-vested options, which is expected to be recognized over a weighted-average period of 0.8 year.

Employee Stock Purchase Plan

Our 1999 Employee Stock Purchase Plan (“ESPP”) was adopted by our Board of Directors and approved by our stockholders in March 1999. The ESPP, which is intended to qualify under Section 423 of the Internal Revenue Code, has two six-month offering periods each year, with new offering periods commencing on February 1 and August 1 of each year. Eligible full-time employees, through payroll deductions, are allowed to purchase a limited number of shares of our common stock during each offering period at 85% of the fair market value at the lower of either the date of enrollment or the date of purchase. We account for the ESPP as a compensatory plan and recorded compensation expense of $9,100 for the nine months ended September 30, 2006 in accordance with SFAS 123(R).

TENFOLD CORPORATION

NOTES TO FINANCIAL STATEMENTS

The fair value of issuances under the purchase plan is estimated on the issuance date by applying the principles of FASB Technical Bulletin 97-1, Accounting under Statement 123 for Certain Employee Stock Purchase plan with a Look Back Option , and using the Black-Scholes valuation model. Our weighted-average assumptions used in the Black-Scholes valuation model for our ESPP grants during the nine months ended September 30, 2006 are shown below:

Nine Months Ended September 30, 2006
Expected volatility	136%
Expected dividends	0%
Expected term	0.5 Years
Risk-free interest rate	4.89%

The expected volatility rate was estimated based on the historical volatility of TenFold common stock over a six-month period. The expected term is the same as the requisite service period. The risk-free interest rates are the rates provided by the U.S Treasury for Daily Treasury Yield Curve Rates commonly referred to as “Constant Maturity Treasury” rates in effect at the time of grant with a remaining term equal to the expected term.

During the quarters ended September 30, 2006, and 2005, 49,732 and 34,211 shares of common stock were purchased under the ESPP at an average price of $0.19 and $0.26 per share, respectively. As of September 30, 2006, there was $5,400 of total unrecognized compensation costs related to employee stock plan purchases. These costs are expected to be recognized over a weighted average period of 2.5 months.

20. Subsequent Events (unaudited)

Capital Stock

On December 19, 2006, we completed a private placement and received gross proceeds of approximately $1.3 million from the sale to six private investors (the “Purchasers”) of (i) 312,009 shares of Convertible Preferred Class A Stock, $.001 par value per share, and (ii) warrants to purchase 2,112,904 shares of the our common stock, $.001 par value per share. The sale of preferred stock and warrants was pursuant to a Securities Purchase Agreement, dated December 18, 2006, by and between TenFold and the Purchasers.

Pursuant to the Securities Purchase Agreement, each holder of the preferred stock will have the right, at the option of the holder at any time, to convert shares of the preferred stock into shares of our common stock, at a conversion ratio of 13.54387, subject to adjustment for stock splits, stock dividends and the like. We have the right to require conversion if the closing price of our common stock has been above $5.00 for 30 consecutive trading days.

In the event of any liquidation or winding up of TenFold, each holder of the preferred stock will be entitled to receive in preference to the holders of common stock, the price per share paid for the preferred stock.

We agreed to use our best efforts to promptly register the shares of common stock issuable upon conversion of the preferred stock or exercise of the warrants, on a resale registration statement.

Legal Proceedings

With respect to the unresolved stockholder matter described in Note 9; on December 5, 2006, the United States Court of Appeals for the Second Circuit issued a decision vacating the order of the United States District Court for the Southern District of New York that had granted class certification for the plaintiffs, and remanded the matter for further proceedings. See LEGAL PROCEEDINGS for more information.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth estimated expenses expected to be incurred in connection with the issuance and distribution of the securities being registered.

Securities and Exchange Commission Registration Fee	$238
Accounting Fees and Expenses	15,000
Legal Fees and Expenses	40,000
Transfer Agent Expenses	1,500
Valuation Expenses	30,000
Blue Sky Qualification Fees and Expenses	1,200
TOTAL	$87,938

All amounts except the Securities and Exchange Commission registration fee are estimated. No portion of the expenses associated with this offering will be borne by the selling stockholders.

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS

TenFold’s certificate of incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. Delaware law provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors for monetary damages for breach of their fiduciary duties as directors, except for liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, our bylaws provide for the indemnification of our directors, officers, employees and agents or of any corporation in which any such person serves as a director, officer, employee or agent at our request, to the fullest extent allowed by Delaware law, against all expenses, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties, and amounts paid or to be paid in settlement, and any interest, assessments, or other charges imposed thereon, and any federal, state, local or foreign taxes imposed as a result of the actual or deemed receipt of indemnification payments) reasonably incurred or suffered by any such director, officer, or employee in connection with investigating, defending, being a witness in, or participating in, or preparing for any of the foregoing in any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative.

As a result of this provision, our company and our stockholders may be unable to obtain monetary damages from such persons for breach of their duty of care. Although stockholders may continue to seek injunctive and other equitable relief for an alleged breach of fiduciary duty by such persons, stockholders may have no effective remedy against the challenged conduct if equitable remedies are unavailable. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. We believe such indemnifications are necessary to retain qualified individuals as officers and directors.

At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of TenFold where indemnification will be required or permitted. TenFold is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

We provide director and officer liability insurance and pay all premiums and other costs associated with maintaining such insurance coverage. We have also entered into indemnification agreements with each director and officer.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

We had no sales of unregistered stock during 2005 or 2004.

On March 29, 2006, TenFold entered into an securities purchase agreement for the sale of 1,500,000 shares of unregistered convertible preferred stock and warrants. The preferred shares are convertible into 20,315,805 shares of common stock. The warrants are to purchase 10,157,899 shares of common stock at an exercise price of $0.62 per share, with a 5 year term. The transaction generated gross proceeds of approximately $6.3 million (before expenses and repayment of $1.1 million of interim financing obligations). Several members of our Board of Directors (or investment entities associated with them) and an Executive Officer participated in the transaction, providing a total of approximately $4.7 million of the gross proceeds raised:

•	Robert W. Felton Trust invested $2 million. We repaid $709,000 of interim financing to Mr. Felton, our Chairman, President, and Chief Executive Officer, from the proceeds of the capital raising.

•	First Media TF Holdings LLC, an investment entity associated with TenFold Director Ralph W. Hardy Jr., invested $2 million. We repaid $205,000 of interim financing to First Media TF Holdings LLC from the proceeds of the capital raising.

•	TenFold Director Steven H. Coltrin invested $500,000. We expect to use approximately $206,000 of the proceeds of the capital raising to pay accounts payable due to his firm, Coltrin & Associates, for marketing and public relations work provided to TenFold in earlier periods.

•	Samer Diab, Vice President, Customer Services, invested $230,000.

The other purchasers were GMS Family Investors LLC, Jon M. Huntsman, Ronald Mika and Rationalwave Onshore Equity Fund L.P.

We also repaid $205,000 of interim financing to Wasatch Investments LLC, an investment entity associated with TenFold Director Robert E. Parsons, Jr., from the proceeds of the capital raising.

On December 19, 2006, TenFold completed a private placement and received gross proceeds of approximately $1.3 million (before expenses of approximately $90,000) from the sale to six private investors of (i) 312,009 shares of Preferred Stock and (ii) warrants to purchase 2,112,904 shares of common stock at an exercise price of $0.62 per share, with a 5 year term. The sale of preferred stock and warrants was pursuant to a Securities Purchase Agreement, dated December 18, 2006, by and between the Company and the Daniel S. & Stephanie A. Martin Living Trust, Jonathan Andron, Rationalwave Onshore Equity Fund, L.P., David Kaplan, Lawrence Kaplan, and Stanley Kaplan.

All sales of unregistered securities listed above were made to “accredited investors” pursuant to the exemption from registration provided in Rule 506, which is part of Regulation D under the Securities Act of 1933.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits.

See the Exhibit Index immediately preceding exhibits.

(b) Financial Statement Schedules.

Schedule II – Valuation and Qualifying Accounts for the years ended December 31, 2005, 2004 and 2003. See page S-1.

Consolidated Financial Statements. See the Index to Consolidated Financial Statements at page F-1 of the prospectus.

ITEM 17. UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, being subject to Rule 430C under the Securities Act of 1933, each prospectus filed pursuant to Rule 424(b) as part of the registration statement, other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in the registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on our behalf by the undersigned, thereunto duly authorized, in South Jordan, Utah, on January 16, 2007.

TENFOLD CORPORATION

By:	/s/ Robert W. Felton
Robert W. Felton, Chairman of the Board of Directors, President, Chief Executive Officer, and Director (Principal Executive Officer)

KNOW ALL PEOPLE BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert W. Felton his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities (until revoked in writing), to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or is substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Dated: January 16, 2007	/s/ Robert P. Hughes
Robert P. Hughes
Chief Financial Officer and Chief of Staff (Principal Financial and Accounting Officer)

Dated: January 16, 2007	/s/ Jeffrey L. Walker
Jeffrey L. Walker, Director, Executive Vice President, and Chief Technology Officer

Dated: January 16, 2007	/s/ Stephen H. Coltrin
Stephen H. Coltrin
Director

Dated: January 16, 2007	/s/ Ralph W. Hardy, Jr.
Ralph W. Hardy, Jr.
Director

Dated: January 16, 2007	/s/ Robert E. Parsons Jr.
Robert E. Parsons Jr.
Director

SCHEDULE II

TENFOLD CORPORATION

Valuation and Qualifying Accounts

For the Years Ended December 31, 2005, 2004, and 2003

(in thousands)

Allowances for Doubtful Accounts (Billed and Unbilled)	Balance at beginning of period	Additions charged to costs and expenses	Deductions	Balance at end of period
Year ended December 31, 2003	$296	$6	$(302)*	$—

Year ended December 31, 2004	$—	$33	$(1) *	$32

Year ended December 31, 2005	$32	$(19)	$(4) *	$9

*	Represents write-offs of accounts receivable

Allowances for Doubtful Stockholder Notes Receivable (Principal and Interest)	Balance at beginning of period	Additions charged to costs and expenses	Deductions	Balance at end of period
Year ended December 31, 2003	$1,236	$(20)	$(1,216)	$—

Year ended December 31, 2004	$—	$—	$—	$—

Year ended December 31, 2005	$—	$—	$—	$—

Deferred Tax Valuation Account	Balance at beginning of period	Additions charged to costs and expenses	Deductions	Balance at end of period
Year ended December 31, 2003	$42,700	$(4,721)	$—	$37,979

Year ended December 31, 2004	$37,979	$(1,050)	$—	$36,929

Year ended December 31, 2005	$36,929	$2,192	$—	$39,121

EXHIBIT INDEX

The following is a list of exhibits required by Item 601 of Regulation S-K filed as part of this Form S-1. Where so indicated by footnote, exhibits which were previously filed are incorporated by reference. For exhibits incorporated by reference, the location of the exhibit in the previous filing is indicated in parentheses.

Number	Description
3.2**	Fourth Amended and Restated Certificate of Incorporation of TenFold. (1)

3.3**	Amended and Restated Certificate of Designations of Convertible Preferred Class A Stock. (18)

3.4**	Bylaws of TenFold. (15)

4.1**	Reference is made to Exhibits 3.2, 3.3, and 3.4. (1) and (3)

4.2**	Specimen Stock Certificate. (1)

4.3**	Amended and Restated Investors’ Rights Agreement dated November 24, 1997, as Amended, by and among TenFold, Gary D. Kennedy, Jeffrey L. Walker, the Walker Children’s Trust and the Investors (as defined therein). (1)

4.4**	Form of Securities Purchase Agreement dated December 22, 2003, between Registrant and purchasers of stock (12)

4.5**	Form of Amendment No. 1 to Securities Purchase Agreement dated December 22, 2003, between Registrant and purchasers of stock (13)

4.6**	Form of Securities Purchase Agreement dated March 29, 2006, between Registrant and purchasers of securities. (16)

4.7**	Form of Warrant issued pursuant to the Securities Purchase Agreement, dated March 29, 2006, between Registrant and purchasers of securities. (16)

4.8**	Form of Securities Purchase Agreement dated December 18, 2006, between Registrant and purchasers of securities. (18)

4.9**	Form of Warrant issued pursuant to the Securities Purchase Agreement, dated December 18, 2006, between Registrant and purchasers of securities. (18)

5.0	Opinion of Munger, Tolles & Olson LLP

10.1**	Form of Indemnification Agreement between TenFold and an executive officer and its directors. (1)

10.2**#	1993 Flexible Stock Incentive Plan, as amended. (2)

10.3**#	1999 Stock Plan, as amended. (8)

10.4**#	1999 Employee Stock Purchase Plan, as amended. (8)

10.5**#	2000 Employee Stock Option Plan. (5)

10.6**	Restructuring Agreement effective December 8, 2000 between Perot Systems Corporation and TenFold. (5)

10.7**	Lease Agreement effective April 28, 2000 between Boyer Jordan Valley 1, L.C. and TenFold. (4)

10.8**	First Amendment to Lease Agreement effective November 30, 2000 between Boyer Jordan Valley 1, L.C. and TenFold. (5)

10.9**	Second Amendment to Lease Agreement between Boyer Jordan Valley 1, L.C. and TenFold. (9)

10.10**	Third Amendment to Lease Agreement Between Boyer Jordan Valley 1, L.C. and TenFold. (10)

10.11**#	Employment Agreement between TenFold and Nancy M. Harvey. (6)

10.12**#	Amendment to Employment Agreement TenFold Corporation and Nancy M. Harvey. (8)

10.13**#	Amendment No. 2 to Employment Agreement between TenFold and Nancy M. Harvey. (9)

10.14**#	Amendment No. 3 to Employment Agreement between TenFold and Nancy M. Harvey. (12)

10.15**#	Amendment No. 4 to Employment Agreement between TenFold and Nancy M. Harvey. (14)

10.16**#	Restricted Stock Bonus Agreement Between TenFold and Nancy M. Harvey. (7)

10.17**	Master Software License and Services Agreement, dated September 27, 1999, as amended, between TenFold and Allstate Insurance Company. (9)

10.18**	Stock Issuance Agreement and Release, dated as of February 5, 2003, between TenFold and the Robert W. Felton Trust. (11)

10.19**	Placement Agent Agreement dated December 12, 2003 between Registrant and Brean Murray & Co., Inc. (13)

10.20**	Separation Agreement and Release dated as of May 19, 2006, between TenFold and Nancy M. Harvey. (17)

11*	Computation of Shares used in Computing Basic and Diluted Net Income (Loss) Per Share.

23.1	Consent of Tanner LC.

23.2	Consent of Munger, Tolles & Olson LLP (included as part of Exhibit 5 hereto)

24	Power of Attorney (included on the signature page of the Registration Statement)

*	Incorporated by reference to “Notes to Financial Statements” in the prospectus included as part of TenFold’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on January 16, 2007.

**	Previously filed.

#	Indicates management contract or compensatory plan or arrangement.

1)	Filed on March 8, 1999 as an exhibit to the Company’s Registration Statement on Form S-1 and incorporated by reference.

2)	Filed on April 20, 1999 as an exhibit to Amendment No. 1 to the Company’s Registration Statement on Form S-1 and incorporated by reference.

3)	Filed on May 18, 1999 as an exhibit to Amendment No. 4 to the Company’s Registration Statement on Form S-1 and incorporated by reference.

4)	Filed on May 5, 2000 as an exhibit to the Company’s Quarterly Report on Form 10-Q and incorporated by reference.

5)	Filed on April 12, 2001 as an exhibit to the Company’s Annual Report on Form 10-K and incorporated by reference.

6)	Filed on May 21, 2001 as an exhibit to the Company’s Quarterly Report on Form 10-Q and incorporated by reference.

7)	Filed on July 27, 2001 as an exhibit to the Company’s Quarterly Report on Form 10-Q and incorporated by reference.

8)	Filed on April 15, 2002 as an exhibit to the Company’s Annual Report on Form 10-K and incorporated by reference.

9)	Filed on August 14, 2002 as an exhibit to the Company’s Quarterly Report on Form 10-Q and incorporated by reference.

10)	Filed on November 19, 2002 as an exhibit to the Company’s Quarterly Report on Form 10-Q and incorporated by reference.

11)	Filed on March 31, 2003 as an exhibit to the Company’s Annual Report on Form 10-K and incorporated by reference.

12)	Filed on May 13, 2003 as an exhibit to the Company’s Quarterly Report on Form 10-Q and incorporated by reference.

13)	Filed on December 23, 2003 as an exhibit to the Company’s Report on Form 8-K and incorporated by reference.

14)	Filed on March 22, 2004 as an exhibit to the Company’s Report on Form 10-K and incorporated by reference.

15)	Filed on August 15, 2005 as an exhibit to the Company’s Quarterly Report on Form 10-Q and incorporated by reference.

16)	Filed on March 31, 2006 as an exhibit to the Company’s Report on Form 10-K and incorporated by reference.

17)	Filed on May 25, 2006 as an exhibit to the Company’s Report on Form 8-K and incorporated by reference.

18)	Filed on December 22, 2006 as an exhibit to the Company’s Report on Form 8-K and incorporated by reference.